Notice of 2019 Annual Meeting of Shareholders and Proxy Statement

 PEPSICO

"We are introducing a new vision: **Be the global leader in convenient foods and beverages by Winning with Purpose**.

To advance this vision, we will focus on becoming **Faster, Stronger and Better** in everything we do."

Dear Fellow PepsiCo Shareholders:



RAMON LAGUARTA
Chairman of the Board of Directors and Chief Executive Officer

I am pleased to invite you to attend our 2019 Annual Meeting of Shareholders on Wednesday, May 1, 2019 at 9:00 a.m. Eastern Daylight Time. The Meeting will be held at the North Carolina History Center at Tryon Palace in New Bern, North Carolina, the "birthplace" of Pepsi. We hope you will attend, but for those who cannot, we will offer a live webcast of our Annual Meeting on our website at *www.pepsico.com* under *"Investors" – "Events."*

As I start my first full year as Chairman and CEO, I'm excited to lead PepsiCo into the next chapter of our Company's successful story, and I feel very fortunate to assume my new role at such a well-positioned company.

We are grateful to our former Chairman and CEO, Indra Nooyi, who retired from the Board in February, for her significant and lasting contributions to PepsiCo throughout her 24 years with the Company. Because of her leadership, our results in 2018 build on the foundation we laid over the years – both financially and in the marketplace – and position PepsiCo to succeed in the future.

We believe our strategy will position our Company for long-term sustainable growth

Looking back at our progress in 2018, we met or exceeded each of the financial targets we outlined at the beginning of 2018, returned a total of $6.9 billion in cash to shareholders through dividends and share repurchases, and increased our annualized dividend per share for the 47th consecutive year, including the 3 percent increase that will take effect with the June 2019 dividend payment.

Since I became CEO in October, my leadership team and I have been focused on how we can build on this extremely strong foundation to take PepsiCo to even greater heights. At PepsiCo, we are focused on an approach called Winning with Purpose that will help make our Company faster, stronger and better at meeting the needs of our customers, consumers, partners and communities, while caring for our planet and inspiring our associates.

Our strategy is designed to address key challenges facing our Company, including: shifting consumer preferences and behaviors; a highly competitive operating environment; a rapidly changing retail landscape, including the growth in e-commerce; continued macroeconomic and political volatility; and an evolving regulatory landscape.

We intend to focus on the following areas to address and adapt to these challenges:

- Winning in the marketplace and accelerating growth by strengthening and broadening our portfolio, while focusing on locally meeting the needs of our consumers and customers;

- Transforming our Company by driving savings to be reinvested in building core capabilities and by building a differentiated organization, talent base and culture; and

- Continuing to lead with purpose by focusing on our impact on the planet and our people, assisting in establishing a more sustainable food system, minimizing our impact on the environment, protecting human rights and securing supply while positioning our Company for sustainable growth.

Our strategy continues to be guided by our purpose-led approach, focusing on managing the business responsibly through our long-term sustainability goals

We have delivered strong performance by embracing a sense of purpose. Under my predecessor's leadership, Performance with Purpose became a cornerstone of PepsiCo, guiding our strategy and enabling us to transform our business in a way that is sustainable and consistent with our values. We are proud of the progress we have made and equally excited about the continued evolution of our purpose agenda. With this in mind, Winning with Purpose will elevate our sustainability agenda by continuing to integrate our purpose agenda into our business strategy and doing even more for the planet and our people.

Winning with Purpose acknowledges PepsiCo's leadership in integrating sustainability with strategy for more than a decade and conveys our belief that sustainability can be an even-greater contributor to our success in the marketplace. In this next chapter, we aim to build a more-sustainable food system, by intensifying our efforts in agricultural practices, packaging and water, in addition to continuing to increase the appeal of our portfolio by reducing added sugars, sodium and saturated fats, and adding more positive ingredients.



Our Board is actively engaged in the Company's strategy

As stewards of our Company, our Board plays an essential role in determining PepsiCo's overall long-term strategy, including in shaping Winning with Purpose. Our Board has deep experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Our entire Board acts as a strategy committee and discusses the Company's key priorities annually in an extensive review of the Company's plans and throughout the year at almost every Board meeting, including during executive sessions without Company management present.

Given that we believe our performance is inextricably linked to the sustainability of the world in which we operate, sustainability topics are integral to our business strategy. As a result, the full Board considers sustainability issues a vital element of its business oversight. In addition, our Public Policy and Sustainability Committee, which was established in 2017 and is comprised entirely of independent directors, assists the Board in providing more focused oversight of the Company's policies, programs and related risks that concern key public policy and sustainability matters.

We value the diversity of thought, experience and background in our Boardroom

As our Company's long-term strategy evolves, so do the skills, qualifications and experience that the Board seeks in its director nominees. The Board has a robust succession planning process designed to regularly review the mix of skills, qualifications and experience of the directors currently on the Board and needed in the future, as well as to identify individuals whose skills, qualifications and experience will enable them to meaningfully contribute to shaping our long-term business strategy.

We are extremely proud of the ongoing evolution of our Board and its track record on refreshment. We strive to maintain an appropriate balance of tenure, diversity, skills, qualifications and experience on the Board. Since 2014, eight members of the current Board have joined, including one new independent director nominee for 2019 – Michelle Gass. Refreshing our Board with new perspectives and ideas is key to representing the interests of our shareholders effectively as the Company's strategy and needs evolve. At the same time, the Board believes it is equally important to benefit from the valuable experience and continuity that longer-serving directors bring to the Board. 12 of the 13 director nominees are independent and the average tenure of our director nominees is approximately six years. 46% of our director nominees are women or ethnically diverse individuals. Three women serve on our Board, of which two hold Board leadership roles. Six director nominees are citizens of countries other than the United States, providing management with a broad array of opinions and perspectives that are reflective of our global businesses.

One of our directors, George Buckley, will retire from the Board, effective as of the 2019 Annual Meeting. We thank George for his many years of service and are grateful for his valuable contributions to our Company.

Underpinning our performance is our enduring commitment to ethical business practices and strong corporate governance and tone at the top

At PepsiCo, we believe acting ethically and responsibly is not only the right thing to do, but also the right thing for our business. The Board has consistently demonstrated an enduring commitment to strong corporate governance practices and setting a strong tone at the top of the Company. We have adopted comprehensive corporate standards and policies to govern our operations and facilitate accountability for our actions.

We believe strong corporate governance and an ethical culture are the foundation for financial integrity, investor confidence and sustainable performance. We are focused on advancing our vision with honesty, fairness and integrity. PepsiCo is honored to have been named among Ethisphere's World's Most Ethical Companies for the thirteenth consecutive year.

We value your views

The feedback we receive from our shareholders and other stakeholders is a cornerstone of our corporate governance practices. We believe that regular, transparent communication is essential to PepsiCo's long-term success, and we have a longstanding practice of regularly engaging with our shareholders and other stakeholders – such as customers, consumers, suppliers, associates, advocacy groups, governments and communities – on all aspects of our business. These important external viewpoints inform our decisions and our strategy, including Winning with Purpose. Through our ongoing dialogue with you, we seek to ensure that corporate governance at PepsiCo is a dynamic framework that can both accommodate the demands of a rapidly changing business environment and remain responsive to the priorities of our shareholders and other stakeholders.

Your vote is important

Whether or not you plan to attend the Annual Meeting in person, we encourage you to vote promptly. You may vote by telephone or over the Internet, or by completing, signing, dating and returning the enclosed proxy card or voting instruction form if you requested to receive printed proxy materials.

On behalf of our Board of Directors and all of our PepsiCo associates, thank you for being a PepsiCo shareholder and for your continued support of PepsiCo.

Sincerely,



Ramon Laguarta
Chairman of the Board of Directors and
Chief Executive Officer
March 22, 2019

 

Notice of 2019 Annual Meeting of Shareholders

Date and Time

Wednesday, May 1, 2019
9:00 a.m. Eastern Daylight Time

Place

North Carolina History Center at Tryon Palace
529 South Front Street
New Bern, North Carolina 28562

Items to be Voted On

1 Elect as directors the 13 nominees named in the attached Proxy Statement.

2 Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2019.

3 Provide advisory approval of executive compensation.

4 Approve amendments to our Articles of Incorporation to eliminate supermajority voting standards.

5-6 Act upon two shareholder proposals described in the attached Proxy Statement, if properly presented.

Record Date

Holders of record of our Common Stock as of the close of business on March 1, 2019 will be entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors,



David Yawman
Corporate Secretary
March 22, 2019

Live Webcast

The Annual Meeting will be webcast live on our website at *www.pepsico.com* under *"Investors"—"Events"* beginning at 9:00 a.m. Eastern Daylight Time on May 1, 2019.

Proxy Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting in person, please promptly vote by telephone or over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form so that your shares will be represented at the Annual Meeting.

Advance Voting Methods

 **Telephone**

 **Internet**

 **Mail**

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 1 , 2019.

Our Notice of Annual Meeting, Proxy Statement and Annual Report for the fiscal year ended December 29, 2018 are available at *www.pepsico.com/proxy19*.

We are making the Proxy Statement and the form of proxy first available on or about March 22, 2019.

Table of Contents

This Proxy Statement of PepsiCo, Inc. ("PepsiCo," the "Company," "we," "us" or "our") contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as "aim," "anticipate," "believe," "drive," "estimate," "expect," "expressed confidence," "forecast," "future," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "position," "potential," "project," "seek," "should," "strategy," "target," "will" or similar statements or variations of such words and other similar expressions. Forward-looking statements are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statement. Such risks and uncertainties include, but are not limited to: changes in demand for PepsiCo's products, as a result of changes in consumer preferences or otherwise; changes in laws related to the use or disposal of plastics or other packaging of PepsiCo's products; changes in or failure to comply with, applicable laws and regulations; imposition or proposed imposition of new or increased taxes aimed at PepsiCo's products; imposition of labeling or warning requirements on PepsiCo's products; PepsiCo's ability to compete effectively; failure to realize anticipated benefits from PepsiCo's productivity initiatives or operating model; political conditions, civil unrest or other developments and risks in the markets where PepsiCo's products are made, manufactured, distributed or sold; PepsiCo's ability to grow its business in developing and emerging markets; uncertain or unfavorable economic conditions in the countries in which PepsiCo operates; the ability to protect information systems against, or effectively respond to, a cybersecurity incident or other disruption; damage to PepsiCo's reputation or brand image; failure to successfully complete, integrate or manage acquisitions and joint ventures into PepsiCo's existing operations or to complete or manage divestitures or refranchisings; PepsiCo's ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; the loss of, or a significant reduction in sales to, any key customer; disruption to the retail landscape, including rapid growth in the e-commerce channel; climate change or legal, regulatory or market measures to address climate change; and the other factors discussed in the risk factors section of PepsiCo's most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Proxy Statement Summary

We provide below highlights of certain information in this Proxy Statement. As this is only a summary, please refer to the complete Proxy Statement and 2018 Annual Report before you vote.

Proxy Item No. 1

Election of 13 Director Nominees

✓ **The Board recommends a vote FOR all Director Nominees**

Our Nominating and Corporate Governance Committee and our Board have determined that each of the nominees possesses the right skills, qualifications and experience to effectively oversee PepsiCo's long-term business strategy.

→ See "Election of Directors (Proxy Item No. 1)" beginning on page 11 of this Proxy Statement.

Director Nominees

Name	Primary Occupation	Director Since	Age*	Independent	Committee Membership AC	CC	NCG	PPS
Shona L. Brown	Independent Advisor; Former Senior Advisor, Google Inc.	2009	53	✓		👤		●
Cesar Conde	Chairman, NBCUniversal International Group and NBCUniversal Telemundo Enterprises	2016	45	✓	●			
Ian Cook (Presiding Director)	Chairman and Chief Executive Officer, Colgate-Palmolive Company	2008	66	✓			●	
Dina Dublon	Former Executive Vice President and Chief Financial Officer, JPMorgan Chase & Co.	2005	65	✓		●		👤
Richard W. Fisher	Former President and Chief Executive Officer, Federal Reserve Bank of Dallas	2015	70	✓	*E*			
Michelle Gass	Chief Executive Officer, Kohl's Corporation	2019	51	✓				
William R. Johnson	Operating Partner, Global Retail and Consumer, Advent International Corporation; Former Chairman, President and Chief Executive Officer, H.J. Heinz Company	2015	70	✓	*E*			
Ramon Laguarta	Chairman of the Board and Chief Executive Officer, PepsiCo	2018	55					
David C. Page, MD	Director and President, Whitehead Institute for Biomedical Research; Professor, Massachusetts Institute of Technology	2014	62	✓		●		●
Robert C. Pohlad	President, Dakota Holdings, LLC	2015	64	✓			●	
Daniel Vasella, MD	Former Chairman and Chief Executive Officer, Novartis AG	2002	65	✓		●	👤	
Darren Walker	President, Ford Foundation	2016	59	✓			●	●
Alberto Weisser	Former Chairman and Chief Executive Officer, Bunge Limited	2011	63	✓	👤 *E*			





* Ages are as of March 22, 2019.

👤 = Committee Chair

E = Financial Expert

AC = Audit Committee

CC = Compensation Committee

NCG = Nominating and Corporate Governance Committee

PPS = Public Policy and Sustainability Committee



Director Nominee Highlights

Director succession planning is a robust, ongoing process at PepsiCo. Our Board regularly evaluates desired attributes in light of the Company's strategy and evolving needs. We believe our director nominees bring a well-rounded variety of skills, qualifications, experience and diversity, and represent an effective mix of deep company knowledge and fresh perspectives.



Diversity

46% female or ethnically diverse directors

African American
Hispanic/Latino

3 women — 2 female directors hold Board leadership roles

6 citizens of countries other than the United States

Tenure*

| 0-4 |
| 5-10 |
| >10 |

Average Tenure: **6.1 Years**

Age*

| 40-45 |
| 46-59 |
| 60-65 |
| 66+ |

Average Age: **60.6**

61% younger than 65

Expertise and Independence

3 of 4 Audit Committee members are financial experts

12 of 13 Director nominees are independent

* Age and tenure are as of March 22, 2019.

Balanced Mix of Skills, Qualifications and Experience

Skill	Count
Public Company CEO	7
Financial Expertise/Financial Community	7
Consumer Products	6
Risk Management	3
Public Policy	3
Science/Medical/Research/Innovation	3
Technology/Data Analytics/e-commerce/Digital Marketing/Cyber	3
Diversity	6
Developing and Emerging Markets/International Residence	12

12 of 13 Director nominees have significant global experience

Corporate Governance Highlights

Our Corporate Governance Policies Reflect Best Practices

Many of our corporate governance practices are a result of valuable feedback and collaboration with our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and our strategy.

For example:

- The Board approved, and is recommending for shareholder approval, amendments to eliminate supermajority voting standards from the Company's Articles of Incorporation (see Proxy Item No. 4);
- The Board amended our Corporate Governance Guidelines in 2018 to underscore the Board's focus on diversity, by explicitly stating its commitment to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experiences, to include in the pool from which Board nominees are chosen; and
- The Board established a Public Policy and Sustainability Committee in 2017 to assist the Board in providing more focused oversight over PepsiCo's policies, programs and related risks that concern key public policy and sustainability matters.

Independent Oversight	• 12 of 13 director nominees are independent (all except for the CEO) • Independent Presiding Director with clearly defined and robust responsibilities • Regular executive sessions of independent directors at Board meetings (chaired by independent Presiding Director) and Committee meetings (chaired by independent Committee Chairs) • 100% independent Board Committees • Active Board oversight of the Company's strategy and risk management
Board Refreshment	• Comprehensive, ongoing Board succession planning process • Focus on diversity (1 new female director elected in 2019; 2 female directors hold Board leadership roles; 46% of director nominees are women/ethnically diverse) • Regular Board refreshment and mix of tenure of directors (8 new directors since the beginning of 2014) • Annual Board and Committee assessments • Mandatory retirement age of 72 • Ongoing director education
Shareholder Rights	• Annual election of all directors • Proxy access right for shareholders (3% ownership threshold continuously for 3 years / 2 director nominees or 20% of the Board / 20 shareholder aggregation limit) • Majority-vote and director resignation policy for directors in uncontested elections • 20% of shareholders are able to call special meeting • One class of outstanding shares with each share entitled to one vote
Good Governance Practices	• Prohibition on hedging or pledging Company stock • Comprehensive clawback policy applicable to directors and executives • Rigorous director and executive stock ownership requirements • 99% average attendance of incumbent directors at Board and Committee meetings • Active shareholder engagement program • Global Code of Conduct applicable to directors and all employees with annual compliance certification • Robust sustainability initiatives and political activities disclosures on our website

Proxy Item No. 2 **Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2019**	 **The Board recommends a vote FOR this proposal** Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG as PepsiCo's independent registered public accounting firm for fiscal year 2019.  See "Ratification of Appointment of Independent Registered Public Accounting Firm (Proxy Item No. 2)" beginning on page 38 of this Proxy Statement.



Proxy Item No. 3	 **The Board recommends a vote FOR this proposal**
Advisory Approval of Executive Compensation	Our Board recommends that shareholders vote "FOR" the advisory approval of the compensation of our named executive officers ("**NEOs**" or "**Named Executive Officers**") for the 2018 performance year.
	 See "Advisory Approval of Executive Compensation (Proxy Item No. 3)" on page 41 of this Proxy Statement and "Compensation Discussion and Analysis" beginning on page 42 of this Proxy Statement.

Executive Compensation At-a-Glance

2018 PepsiCo Performance Highlights

In a year that was challenged by volatile macroeconomic conditions, PepsiCo delivered strong operating performance. Our performance was in line with or exceeded each of the following financial objectives we set at the beginning of 2018 amid a dynamic retail environment and competitive landscape, with continued shifts in consumer preferences. The performance metrics used in our executive incentive pay programs are linked to the following non-GAAP measures.[1]

Organic Revenue Growth[1]	Core Constant Currency Earnings Per Share ("EPS") Growth[1]	Free Cash Flow[1]	Core Net Return On Invested Capital ("ROIC")[1]
3.7%	**9%**	**$6.3B**	**24.8%**
Goal: at least 2.3%[2] ▲	Goal: 9% =	Goal: Approximately $6.0B ▲	Goal: 23.4% ▲

Our total shareholder return ("TSR") of -4.8% was slightly below median relative to our proxy peer group, but outperformed both Fortune 100 companies and the S&P 500 Index, where median TSR was below -7%.

We also made significant progress against our strategic priorities, each of which is a contributor to the creation of sustainable shareholder value over the long-term.

 **Innovation:** We furthered our technology capability by growing new platforms, with innovation sales comprising 8% of net revenue. Our investments allowed PepsiCo to repurpose supply chain processes in emerging markets resulting in cost reductions, winning the Institute of Physics' 2018 Business Innovation Award.

 **Brand Building:** Spending on advertising and marketing stands at over 6% of 2018 net revenue, delivering market share improvements, particularly across savory snacks in the U.S. and certain European markets, coupled with portfolio expansion through the acquisitions of SodaStream International Ltd. ("**SodaStream**"), Bare Foods Co. and Health Warrior, Inc.

 **Execution:** For the third consecutive year, PepsiCo was ranked as the number-one, best-in-class manufacturer by the Kantar Retail annual U.S. PoweRanking® study, reinforcing PepsiCo's focus on helping customers succeed through outstanding product quality and world-class supply chain operations.

 **Digitalization:** Growth in digital channels supported by the integration of e-commerce into business relationships, generating approximately $1.4 billion in annual retail sales, doubling in value since 2016. PepsiCo was also recognized as the 2018 recipient of the Walmart® Supplier of the Year for E-commerce Award.

 **Productivity:** We delivered over $1 billion of productivity savings in 2018 to strengthen our beverage, food and snack businesses, remaining on track to successfully achieve our 2014 Multi-Year Productivity Plan objectives through 2019.

 **Long-Term Sustainability Goals:** We continued to advance our global sustainability agenda, which witnessed the expansion of our safe drinking water program in 2018, in addition to focusing on a reduction in plastic usage, and we are well on our way to meet our 2025 sustainability objectives.

 **Cash Return to Shareholders:** We again increased our annualized dividend and met our goal of returning approximately $7.0 billion in cash to shareholders through dividends and share repurchases.

[1] To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the Compensation Committee applies certain business performance metrics that are not in accordance with U.S. Generally Accepted Accounting Principles ("**GAAP**") as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 52-58, 69 and 71 of PepsiCo's 2018 Annual Report on Form 10-K for the fiscal year ended December 29, 2018 for a more detailed description of the items excluded from these measures.

[2] PepsiCo updated its initial financial guidance during the third-quarter 2018 earnings release from a target growth rate in organic revenue of at least 2.3% to at least 3.0% over prior year.

 

The Principles of Our Executive Compensation Program

Our executive compensation program is designed to align the interests of PepsiCo's executive officers with those of our shareholders. The Compensation Committee oversees and evaluates the program against competitive practices, regulatory developments and corporate governance trends.



The Compensation Committee has incorporated market-leading governance features into our programs that include **a comprehensive clawback policy, rigorous stock ownership guidelines and challenging targets for incentive awards linked to financial goals communicated to shareholders at the beginning of the year.**



Our executive compensation program avoids shareholder-unfriendly features. For our executive officers, **we do not have employment agreements, supplemental retirement plans or excessive perks and we do not allow hedging or pledging of Company stock.**

Compensation Highlights

Reflecting our pay-for-performance compensation program, the strong results delivered for shareholders translated into above-target payouts of incentive awards.







Annual Incentive — 2018 — **1-year performance period**

2018 Annual Incentive
Overall, PepsiCo achieved strong operating performance for the year.

Payout (% above target)
+9% Average for all NEOs

Long-Term Incentives — 2016 — 2017 — 2018 — **3-year performance period**

Performance Stock Units

3-Yr Average Core Constant Currency EPS Growth[3]

Threshold	Target	Max
5.3%	7.3%	9.8%

Result: 9.3%

+

3-Yr Core Net ROIC Improvement[4]

Threshold	Target	Max
+50 bps	+150 bps	+300 bps

Result: +560 bps

=

Payout (% above target) **+67.5%**

Long-Term Cash Awards

3-Yr Relative TSR Percentile vs. Proxy Peer Group

Threshold	Target	Max
25th %ile	50th %ile	100th %ile

Result: 53rd %ile

=

Payout (% above target) **+6%**

[3] For further information on PepsiCo's three-year average Core Constant Currency EPS Growth compensation performance measure, which is a non-GAAP financial measure, please refer to Appendix A to this Proxy Statement. In calculating this compensation performance measure, PepsiCo's 2018 core constant currency EPS growth was adjusted to exclude certain gains associated with the sale of assets and insurance claims and settlement recoveries and PepsiCo's 2016 core constant currency EPS growth was adjusted to exclude the impact of the Venezuela deconsolidation that occurred in 2015.

[4] For further information on PepsiCo's three-year Core Net ROIC Improvement compensation performance measure, which is a non-GAAP financial measure, please refer to Appendix A to this Proxy Statement. In calculating this compensation performance measure, PepsiCo's 2018 core net ROIC improvement was adjusted to exclude the impact of the SodaStream acquisition.



Proxy Item No. 4

Proposed Amendments to Articles of Incorporation to Eliminate Supermajority Voting Standards

 **The Board recommends a vote FOR this proposal**

Our Board of Directors recommends that shareholders vote "FOR" this proposal to amend the Articles of Incorporation to eliminate supermajority voting standards.

 See "Proposed Amendments to Articles of Incorporation to Eliminate Supermajority Voting Standards (Proxy Item No. 4)" beginning on page 75 of this Proxy Statement.

Proxy Item Nos. 5-6

Shareholder proposals

 **The Board recommends a vote AGAINST each of these proposals**

 See the Board's statement in opposition of each shareholder proposal beginning on page 77 of this Proxy Statement.

 

Election of Directors (Proxy Item No. 1)

Upon the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has nominated the 13 directors identified on the following pages for election at the 2019 Annual Meeting. If elected, the directors will hold office from election until the next Annual Meeting of Shareholders and until their successors are elected and qualified or until their death, resignation or removal.

All of the nominees are currently PepsiCo directors who were elected by shareholders at the 2018 Annual Meeting, except for Ramon Laguarta who was elected to the Board effective October 3, 2018 and Michelle Gass who was elected to the Board effective March 6, 2019. Ms. Gass was recommended for consideration by the Nominating and Corporate Governance Committee by its independent third-party consulting firm that helps identify, evaluate and conduct due diligence on potential director candidates. George W. Buckley has reached the age of 72 and, pursuant to our policy, will not stand for re-election and will retire from the Board effective as of the 2019 Annual Meeting. Our Board thanks Mr. Buckley for his many years of exemplary service.

Our Board has a comprehensive, ongoing director succession planning process designed to provide for a highly independent, well-qualified Board, with the diversity, experience and background to be effective and to provide strong oversight. Our Board regularly evaluates the needs of the Company and adds new skills, qualifications and experience to the Board as necessary to best position the Company to navigate through a constantly changing global landscape.

Our Nominating and Corporate Governance Committee and our Board have determined that each of the nominees possesses the right skills, qualifications and experience to effectively oversee PepsiCo's long-term business strategy. Biographical information about each nominee, as well as highlights of certain notable skills, qualifications and experience that contributed to the nominee's selection as a member of our Board of Directors and nomination for re-election at our 2019 Annual Meeting, are included on the following pages.

The chart below summarizes the notable skills, qualifications and experience of each director nominee and highlights the balanced mix of skills, qualifications and experience of the Board as a whole. These are the same attributes that the Board considers as part of its ongoing director succession planning process and align with the needs of PepsiCo's long-term business strategy. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the Board.

Skills/Qualifications/Experience	Shona Brown	Cesar Conde	Ian Cook	Dina Dublon	Richard Fisher	Michelle Gass	William Johnson	Ramon Laguarta	David Page	Robert Pohlad	Daniel Vasella	Darren Walker	Alberto Weisser
Public Company CEO			✓			✓	✓	✓		✓	✓		✓
Financial Expertise/Financial Community		✓	✓	✓			✓			✓		✓	✓
Consumer Products			✓			✓	✓	✓		✓	✓		
Risk Management				✓	✓								✓
Public Policy					✓				✓			✓	
Science/Medical Research/Innovation	✓								✓		✓		
Technology/Data Analytics/e-commerce/Digital Marketing/Cyber	✓	✓			✓								
Diversity	✓	✓		✓		✓		✓				✓	
Developing and Emerging Markets/International Residence	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓

Our Nominating and Corporate Governance Committee and our Board are also keenly focused on ensuring that a wide range of backgrounds, perspectives and experience are represented on our Board.



Diversity

46% female or ethnically diverse directors

African American

Hispanic/Latino

3 women
2 female directors hold Board leadership roles

6 Citizens of countries other than the United States

Tenure*

0-4
5-10
>10

Average Tenure: **6.1 Years**

Age*

40-45
46-59
60-65
66+

Average Age: **60.6**
61% younger than 65

* Age and tenure are as of March 22, 2019.



Additionally, all directors are expected to possess personal traits such as candor, integrity and professionalism and must be able to commit significant time to the Company's oversight. For additional information on the Board selection process, including the Board's consideration of diversity, see "Board Composition and Refreshment" on pages 19-22 of this Proxy Statement.

Although our Board does not anticipate that any of the nominees will be unable to stand for election as a director at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be designated by our Nominating and Corporate Governance Committee and our Board.

Director Election Requirements and Majority-Vote Policy

All members of the Board are elected annually by our shareholders by a majority of the votes cast in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected), meaning that the number of votes cast "for" a director must exceed the number of votes cast "against" that director in order to elect the director to the Board. In a contested election, where the number of director nominees exceeds the number of directors to be elected, directors will be elected by a plurality vote. Under our Director Resignation Policy set forth in our Corporate Governance Guidelines, if a director nominee in an uncontested election receives more votes "against" than votes "for" his or her election, he or she must offer to resign from the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on the resignation offer. Within 90 days following certification of the shareholder vote, the independent directors will determine, considering the best interests of the Company and its shareholders, whether to accept the director's resignation, and the Company will promptly publicly disclose such determination. A director who offers to resign pursuant to this Policy may not be present during the deliberations or voting by the Nominating and Corporate Governance Committee or the Board as to whether to accept the resignation offer.

Director Nominees

 **Our Board of Directors recommends that shareholders vote "FOR" the election of each of the following director nominees:**



Shona L. Brown

Director Since: 2009
Age: 53

Independent Committee Memberships:
• Compensation CHAIR
• Public Policy and Sustainability

Shona L. Brown served as a Senior Advisor to Google Inc., an Internet search and advertising technologies corporation, from 2013 to 2015. Dr. Brown served as Senior Vice President of Google.org, Google Inc.'s philanthropic arm, from 2011 to 2012. Dr. Brown served as Google Inc.'s Senior Vice President, Business Operations from 2006 to 2011 and Vice President, Business Operations from 2003 through 2006, leading internal business operations and people operations in both roles. Previously, Dr. Brown was a partner at McKinsey & Company, a management consulting firm. Dr. Brown also currently serves on the boards of several private companies in addition to several non-profit organizations (including The Nature Conservancy, Code for America, and the Center for Advanced Study in the Behavioral Sciences at Stanford University).

Other Public Company Directorships:
• *Current:* Atlassian Corporation plc (Chair)
• *Previous (During Past 5 Years):* None

Skills and Qualifications

Dr. Brown brings to our Board of Directors broad knowledge of information technology and social media and a critical perspective regarding the rapidly changing digital landscape gained from her extensive experience at a world-recognized global technology leader, Google. Dr. Brown also provides PepsiCo with the unique perspective of building innovation into business and people operations (including sustainability operations) at Google. In addition, through her business experience at Google and McKinsey & Company, she brings a deep expertise in building organizations optimized for adaptability, growth and innovation, which benefits PepsiCo as we address similar issues in an environment of evolving consumer preferences and regulatory initiatives. Her perspective on public policy and sustainability-related matters and the role of business in society gained from her experience working with non-profit organizations are valuable as PepsiCo continues to focus on its sustainability goals and pursue strategies to drive long-term growth.

 



Cesar Conde

Director Since: 2016
Age: 45

Independent Committee Memberships:
- Audit

Cesar Conde has served since 2015 as Chairman of NBCUniversal International Group and NBCUniversal Telemundo Enterprises, part of a global media and entertainment company. From 2013 to 2015, he served as Executive Vice President at NBCUniversal, where he oversaw NBCUniversal International and NBCUniversal Digital Enterprises. From 2009 to 2013, Mr. Conde served as President of Univision Networks, a leading American media company with a portfolio of Spanish language television networks, radio stations and digital platforms. From 2003 to 2009, Mr. Conde served in a variety of senior executive capacities at Univision Networks and is credited with transforming it into a leading global, multi-platform media brand. Prior to Univision, Mr. Conde served as the White House Fellow for Secretary of State Colin L. Powell from 2002 to 2003. Mr. Conde also currently serves on the boards of several non-profit organizations, including the Paley Center for Media and The Aspen Institute.

Other Public Company Directorships:
- *Current:* Owens Corning (until 2019 annual meeting); Walmart Inc.
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Conde is an experienced global executive with a strong track record in business, finance and media. He provides our Board of Directors with diverse and actionable perspectives on today's consumer and media landscapes, and his unique insights are particularly valuable as PepsiCo continues to build new digital marketing capabilities and adapt to changing demographics around the world. Mr. Conde also brings his market and consumer insights developed through his experience at national and global media companies and his leadership of social and corporate responsibility initiatives worldwide.



Ian Cook

PRESIDING DIRECTOR

Director Since: 2008
Age: 66

Independent Committee Memberships:
- Nominating and Corporate Governance

Ian Cook has served since 2007 as Chief Executive Officer and a director of Colgate-Palmolive Company, a multinational consumer products company, and became Chairman of its board in 2009. Colgate-Palmolive recently announced that, as of April 2, 2019, he will become its Executive Chairman for a period of up to twelve months as part of a planned leadership transition. Mr. Cook joined Colgate-Palmolive in the United Kingdom in 1976 and progressed through a series of senior management roles. In 2002, he became Executive Vice President, North America and Europe. In 2004, he became Chief Operating Officer, with responsibility for operations in North America, Europe, Central Europe, Asia and Africa, and in 2005, he became responsible for all Colgate-Palmolive operations worldwide, serving as President from 2005 to 2018. Mr. Cook also serves on the boards of several non-profit organizations, including the Consumer Goods Forum, Catalyst, Memorial Sloan Kettering Cancer Center and New Visions for Public Schools.

Other Public Company Directorships:
- *Current:* Colgate-Palmolive Company
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Cook brings to our Board of Directors deep knowledge of the consumer products industry and operational leadership experience gained through his many years leading Colgate-Palmolive. His extensive understanding of our business and his experience as Chief Executive Officer of a multinational consumer products company make him uniquely positioned as PepsiCo's Presiding Director to work collaboratively with our Chairman and CEO. He also contributes a broad understanding of industry trends and his extensive global leadership experience gained from holding a variety of senior management roles at Colgate-Palmolive in numerous countries throughout the world. Mr. Cook's qualifications also include expertise in finance, brand-building, corporate governance, human capital management and talent development and succession planning.





Dina Dublon

Director Since: 2005
Age: 65

Dina Dublon served as Executive Vice President and Chief Financial Officer at JPMorgan Chase & Co., a leading global financial services company, from 1998 until her retirement in 2004. In this role, she was responsible for financial management, corporate treasury and investor relations. Ms. Dublon previously held numerous positions at JPMorgan Chase and its predecessor companies, including corporate treasurer, managing director of the Financial Institutions Division and head of asset liability management. Ms. Dublon also previously served on the faculty of Harvard Business School and on the boards of several non-profit organizations, including the Women's Refugee Commission and Global Fund for Women. She also currently serves on the boards of Alight Inc., a provider of technology-enabled health, wealth and human capital management solutions, and the Columbia University Mailman School of Public Health.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* Deutsche Bank AG (supervisory board until 2018); Accenture plc (until 2017); Microsoft Corporation (until 2014)

Independent Committee Memberships:
- Compensation
- Public Policy and Sustainability   CHAIR

Skills and Qualifications

Ms. Dublon brings to our Board of Directors deep expertise in financial, accounting, strategic and banking matters and capital markets operations gained from her distinguished career in the financial services industry, particularly through her role as Executive Vice President and Chief Financial Officer of JPMorgan Chase. She also contributes valuable risk management insights obtained through her experience at JPMorgan Chase, as well as from her service on the boards of several other public companies, including as the Chair of Deutsche Bank AG's risk committee of the supervisory board. In addition, Ms. Dublon offers unique perspectives on emerging markets, public policy and sustainability-related matters gained while working with global non-profit organizations focusing on women's issues and initiatives.



Richard W. Fisher

Director Since: 2015
Age: 70

Richard W. Fisher served as President and Chief Executive Officer of the Federal Reserve Bank of Dallas from 2005 to 2015. Previously, from 2001 to 2005, Mr. Fisher was Vice Chairman and Managing Partner of Kissinger McLarty Associates, a strategic advisory firm. From 1997 to 2001, Mr. Fisher served as Deputy U.S. Trade Representative with the rank of Ambassador, during which he oversaw the implementation of the North American Free Trade Agreement, the Bilateral Trade Agreement with Vietnam and other trade agreements. During his tenure, Mr. Fisher was also instrumental in negotiating the United States' accord with China and Taiwan to enable them to join the World Trade Organization. Mr. Fisher's experience also includes serving as Managing Partner of Fisher Capital Management, an SEC-registered investment advisory firm, and Senior Manager of Brown Brothers Harriman & Co., a private banking firm. He has also served, since 2015, as a Senior Advisor for Barclays PLC, a financial services provider, and, since 2018, as a Senior Partner Director of Beneficient Company Group, L.P., an alternative asset service provider.

Other Public Company Directorships:
- *Current:* AT&T Inc.; Tenet Healthcare Corporation
- *Previous (During Past 5 Years):* None

Independent Committee Memberships:
- Audit

Skills and Qualifications

Mr. Fisher brings to our Board of Directors deep knowledge of financial matters and financial expertise gained from extensive experience that includes serving as President and Chief Executive Officer of the Federal Reserve Bank of Dallas, Managing Partner of Fisher Capital Management and Senior Manager of Brown Brothers Harriman. Mr. Fisher also contributes his strategy, leadership and management skills, and experience gained from chairing for five years a Federal Reserve committee on information technology architecture and cybersecurity risks and from his public company director experience. In addition, his global experience and expertise in international trade and regulatory matters, including from his roles as Deputy U.S. Trade Representative and Vice Chairman and Managing Partner of Kissinger McLarty Associates, are particularly valuable to PepsiCo.

 



Michelle Gass

Director Since: 2019
Age: 51

Michelle Gass has served as Chief Executive Officer and a director of Kohl's Corporation, a leading omnichannel retailer, since 2018. She previously served as its Chief Executive Officer-elect and Chief Merchandising & Customer Officer from 2017 to 2018, Chief Merchandising & Customer Officer from 2015 to 2017, and Chief Customer Officer from 2013 to 2015. Prior to joining Kohl's, Ms. Gass served in a variety of management positions with Starbucks Corporation from 1996 to 2013, including most recently as President, Starbucks Coffee EMEA (Europe, Middle East and Africa) from 2011 to 2013; President, Seattle's Best Coffee; Executive Vice President, Global Marketing and Category; and various leadership roles in other brand, creative, marketing and strategy functions. Prior to Starbucks, Ms. Gass was with The Procter & Gamble Company.

Other Public Company Directorships:
- *Current:* Kohl's Corporation
- *Previous (During Past 5 Years):* Cigna Corporation (until 2017)

Skills and Qualifications

Ms. Gass brings to our Board of Directors deep knowledge of the consumer products industry gained from close to 30 years of experience in retail and consumer goods industries, both domestically and internationally. PepsiCo will benefit from her extensive understanding of marketing, product innovation and consumer branding from her various roles at Kohl's, Starbucks and Procter & Gamble. Her insights in transforming the way Kohl's is doing business to adapt and embrace technology and e-commerce opportunities will be particularly valuable as we address similar issues in an environment of evolving consumer preferences in a rapidly changing digital landscape. In addition, through her experiences leading a large retail public company, Kohl's, and operating businesses at Starbucks, Ms. Gass also offers operational leadership experience, leading and developing strong management teams, as well as creating and implementing strategic plans.



William R. Johnson

Director Since: 2015
Age: 70

William R. Johnson has served as Operating Partner, Global Retail and Consumer, of Advent International Corporation, a global private equity firm, since 2014. Previously, Mr. Johnson served as Chairman, President and Chief Executive Officer of the H.J. Heinz Company, a global packaged foods manufacturer, from 2000 until his retirement in 2013. He joined Heinz in 1982 and held various positions within the company before becoming President and Chief Operating Officer in 1996, then assuming the position of President and Chief Executive Officer in 1998. Mr. Johnson also served as an Advisory Partner of Trian Fund Management, L.P., an investment management firm, from 2015 to 2017.

Other Public Company Directorships:
- *Current:* United Parcel Service, Inc.
- *Previous (During Past 5 Years):* Emerson Electric Company (until 2017); Education Management Corporation (until 2014); H.J. Heinz Company (until 2013)

Independent Committee Memberships:
- Audit

Skills and Qualifications

Mr. Johnson brings to our Board of Directors extensive leadership skills and consumer packaged goods expertise gained from serving as the Chairman, President and Chief Executive Officer of Heinz. Through his leadership of Heinz and his service on several private and public company boards, he offers deep experience in strategic planning, operations, marketing, brand development, logistics and financial expertise. Mr. Johnson's experience leading a global business with a large, labor-intensive workforce is of particular value to the Board.



Ramon Laguarta

Director Since: 2018
Age: 55

Ramon Laguarta has served as PepsiCo's Chief Executive Officer and a director on the Board since October 2018, and assumed the role of Chairman of the Board in February 2019. Mr. Laguarta previously served as President from 2017 to 2018. Prior to serving as President, Mr. Laguarta held a variety of positions of increasing responsibility in Europe, including as Commercial Vice President of PepsiCo Europe from 2006 to 2008, PepsiCo Eastern Europe Region from 2008 to 2012, President, Developing & Emerging Markets, PepsiCo Europe from 2012 to 2015, Chief Executive Officer, PepsiCo Europe in 2015, and Chief Executive Officer, Europe Sub-Saharan Africa from 2015 until 2017. From 2002 to 2006, he was General Manager for Iberia Snacks and Juices, and from 1999 to 2001 a General Manager for Greece Snacks. Prior to joining PepsiCo in 1996 as a marketing vice president for Spain Snacks, Mr. Laguarta worked for Chupa Chups, S.A., where he worked in several international assignments in Europe and the United States.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Mr. Laguarta brings to our Board of Directors strong leadership skills and extensive consumer packaged goods experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiCo. Mr. Laguarta also contributes invaluable perspectives on the global marketplace and sustainability gained from his numerous international senior management positions, including living in Europe and leading the Europe Sub-Saharan Africa division, which has operations that span three continents and is comprised of developed, developing and emerging markets. A native of Barcelona, he speaks multiple languages including English, Spanish, French, German and Greek. Through his leadership of the Europe Sub-Saharan Africa division and then as President of PepsiCo, he offers deep experience in strategic planning, operations, marketing, brand development and logistics. His role as Chairman and CEO of PepsiCo creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefit of management's perspective on the business.

David C. Page, MD

Director Since: 2014
Age: 62

Independent Committee Memberships:
- Compensation
- Public Policy and Sustainability

David C. Page, MD, has served since 2005 as Director and President of the Whitehead Institute for Biomedical Research, an independent non-profit research and educational institute affiliated with Massachusetts Institute of Technology ("**MIT**"). In this role, he leads a group of scientists focused on cancer research, genetics, genomics, developmental biology, stem cell research, regenerative medicine, parasitic disease and plant biology. Dr. Page's own research focuses on the genetic and genomic differences between males and females, and the roles that these differences play in health and disease. His honors include a MacArthur Prize Fellowship, Science magazine's Top Ten Scientific Advances of the Year (in 1992 and again in 2003) and the 2011 March of Dimes Prize in Developmental Biology. He is a member of the National Academy of Sciences, the National Academy of Medicine and the American Academy of Arts and Sciences. Dr. Page also serves as a professor of biology at MIT and as an investigator at the Howard Hughes Medical Institute. He also serves on the board of the Society for Women's Health Research.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Skills and Qualifications

Dr. Page brings to our Board of Directors his scientific and medical expertise, gained from over 30 years of experience in those fields, and unique perspective on the intersection of academic and commercial scientific research of interest to companies in the food and beverage industry. His perspectives are particularly valuable in light of PepsiCo's strategic focus on the areas of nutrition, as well as health and wellness. Dr. Page's experience with producing significant scientific discoveries and innovative breakthroughs is highly relevant to PepsiCo's research and development initiatives, innovation pipeline and sustainability goals in an environment of shifting consumer preferences and regulatory initiatives.



Robert C. Pohlad

Director Since: 2015
Age: 64

Robert C. Pohlad has served as President of Dakota Holdings, LLC (and its predecessors), which operates multiple businesses across a number of industries, including commercial real estate, automotive sales, automation and robotic engineering, and sports and entertainment, since 1987. From 2002 until its acquisition by PepsiCo in 2010, Mr. Pohlad was Chairman and Chief Executive Officer of PepsiAmericas, Inc., an independent publicly traded company. PepsiAmericas, Inc. was formed from several independent bottlers in 1998, and, under Mr. Pohlad's tenure, it grew to become the second-largest bottler of PepsiCo products at the time of its acquisition. Previously, Mr. Pohlad held several other executive positions at bottling companies. Mr. Pohlad is a member and chair of the Board of Trustees of the University of Puget Sound, as well as a former member and chair of the Board of Visitors of the University of Minnesota Medical School.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Independent Committee Memberships:

- Nominating and Corporate Governance

Skills and Qualifications
Mr. Pohlad brings to our Board of Directors extensive beverage and finance experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiAmericas, Inc. and its predecessors. Mr. Pohlad has a deep understanding of leveraging large-scale distribution systems and global brands, specifically with respect to beverage and bottling operations, which is invaluable to PepsiCo. In addition, through his experience operating businesses and investments in myriad fields, Mr. Pohlad has gained expertise leading and developing strong management teams, creating and implementing effective strategic plans, addressing succession planning needs and brand-building.



Daniel Vasella, MD

Director Since: 2002
Age: 65

Daniel Vasella, MD, served as Chairman of Novartis AG, a global innovative healthcare solutions company, from 1999 to 2013 and as Chief Executive Officer of Novartis AG from 1996 to January 2010. From 1992 to 1996, Dr. Vasella held the positions of Chief Executive Officer, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. He also served at Sandoz Pharmaceuticals Corporation from 1988 to 1992. Dr. Vasella is currently working as a coach to senior executives. He is also a member of several non-profit organizations, including as a trustee of the Carnegie Endowment for International Peace.

Other Public Company Directorships:
- *Current:* American Express Company
- *Previous (During Past 5 Years):* XBiotech Inc. (until January 2018)

Independent Committee Memberships:

- Compensation
- Nominating and Corporate Governance CHAIR

Skills and Qualifications
Dr. Vasella brings to our Board of Directors his expertise in the areas of nutrition and health and wellness, topics of importance to PepsiCo, as well as his leadership experience and global perspectives, which he obtained through his former role as Chairman and Chief Executive Officer of Novartis. Through his leadership of Novartis and his public company director experience, he also offers to PepsiCo extensive business, corporate governance, operations, management and marketing skills, as well as human capital management and talent development, succession planning and experience developing corporate strategy. In addition, he contributes his knowledge of and experience with regulatory matters developed through his role leading a highly regulated, global business in rapidly changing markets.





Darren Walker

Director Since: 2016
Age: 59

Darren Walker has served since 2013 as President of the Ford Foundation, a philanthropic organization, and as its Vice President for Education, Creativity and Free Expression from 2010 to 2013. Prior to the Ford Foundation, Mr. Walker joined the Rockefeller Foundation, a philanthropic organization, in 2002 and served as a Vice President responsible for foundation initiatives from 2005 to 2010. From 1995 to 2002, he was the Chief Operating Officer of Abyssinian Development Corporation, a community development organization in Harlem in New York City. Prior to that, Mr. Walker held various positions in finance and banking at UBS AG. Mr. Walker currently serves on the boards of several non-profit organizations, including Friends of the High Line and Carnegie Hall, and as Vice President of Foundation for Art and Preservation in Embassies. Mr. Walker also currently chairs the U.S. Impact Investing Alliance Advisory Board and is a member of the Council on Foreign Relations and the American Academy of Arts and Sciences.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Independent Committee Memberships:
- Nominating and Corporate Governance
- Public Policy and Sustainability

Skills and Qualifications

Mr. Walker brings to our Board of Directors his insight into the role of business in society gained through his role as President of the Ford Foundation and his leadership at other non-profit and philanthropic organizations. Through his experience with various social and community initiatives, he provides the Board with unique perspectives on human capital management and talent development and insights on public policy and sustainability-related matters that are particularly valuable as PepsiCo continues to focus on its sustainability goals and pursue strategies to drive long-term growth. In addition, he offers a unique understanding of emerging markets and communities gained through his experience and oversight of the Ford Foundation's operations.



Alberto Weisser

Director Since: 2011
Age: 63

Alberto Weisser served as Chairman and Chief Executive Officer of Bunge Limited, a global food, commodity and agribusiness company, from 1999 until June 2013 and as Executive Chairman until December 2013. Mr. Weisser previously served as Bunge's Chief Financial Officer from 1993 to 1999. Previously, Mr. Weisser worked at BASF Group, a chemical company, in various finance-related positions. He also served as a Senior Advisor at Lazard Ltd. from 2015 until August 2018. He currently serves on the Americas Advisory Panel of Temasek International Pte. Ltd., a Singapore-based investment company, and serves as a board member of the Americas Society.

Other Public Company Directorships:
- *Current:* None
- *Previous (During Past 5 Years):* None

Independent Committee Memberships:
- Audit CHAIR

Skills and Qualifications

Mr. Weisser brings to our Board of Directors his extensive experience with and keen understanding of commodities, gained from his role as Chairman and Chief Executive Officer of Bunge Limited. These skills are particularly valuable to PepsiCo in today's volatile economic environment. Mr. Weisser has deep knowledge of the strategic, financial, risk and compliance issues facing a large, diversified, publicly traded company, and significant global experience, particularly with respect to emerging markets. Mr. Weisser also contributes strong financial acumen and expertise resulting from his six years of experience serving as Bunge Limited's Chief Financial Officer and other senior finance-related positions.

 

Board Composition and Refreshment

We believe the Board benefits from a mix of new directors who bring fresh perspectives and longer-serving directors who bring valuable experience, continuity and a deep understanding of the Company. The Board strives to maintain an appropriate balance of tenure, turnover, diversity, skills and experience. To promote thoughtful Board refreshment, we have:

- developed a comprehensive, ongoing Board succession planning process;
- implemented an annual Board and Committee assessment process; and
- adopted a policy in which no director may stand for election to the Board after reaching the age of 72.

Eight of the 13 director nominees have joined since the beginning of 2014. The average age of our director nominees and our independent director nominees is 60.6 years and 61.1 years, respectively. The average tenure of all our director nominees and our independent director nominees is 6.1 years and 6.6 years, respectively.

Comprehensive, Ongoing Process for Board Succession Planning and Selection and Nomination of Directors

The Board regularly evaluates its composition, assessing individual director's skills, qualifications and experience to ensure the overall Board composition is aligned with the needs of PepsiCo's long-term business strategy. Each year, the Board assesses the directors to be nominated at the annual meeting. The Board reviews potential director vacancies in light of its ongoing evaluation and maintains an "evergreen" compilation of potential candidates that it regularly reviews at Board meetings. The Nominating and Corporate Governance Committee assists this process by considering prospective candidates and identifying appropriate individuals for the Board's further consideration. From time to time, the Nominating and Corporate Governance Committee engages independent third-party consulting firms to help identify, evaluate and conduct due diligence on potential director candidates who meet the current needs of the Board.

The Nominating and Corporate Governance Committee also assists the Board in considering succession planning for Board positions such as the Presiding Director and chairs of the committees.

- Except as the independent directors may otherwise determine, the Presiding Director is appointed for a term of three years and no more than three consecutive three-year terms. The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. Based on the recommendation of the Nominating and Corporate Governance Committee, the independent members of the Board re-elected Ian Cook as the Presiding Director of the Board for a third term beginning in 2019.
- Except as the Board may otherwise determine, the Chair of each Committee is appointed for a term of three years and no more than three consecutive three-year terms. The Board elected a new chair of our Audit Committee in 2016 and new chairs of our Compensation Committee and Public Policy and Sustainability Committee in 2017, and re-elected the chair of our Nominating and Corporate Governance Committee for a second term in 2018.



Directors' Skills, Qualifications and Experience

The Board looks for its current and potential directors to have a broad range of skills, education, experience and qualifications that can be leveraged in order to benefit PepsiCo and its shareholders and align with the evolving needs of PepsiCo's long-term business strategy. Currently, the Board is particularly interested in maintaining a mix of skills, qualifications and experience that include the following:

- **Public Company CEO** including deep operational, CEO experience at a large global public company
- **Financial Expertise / Financial Community** including senior financial leadership experience at a large global public company or financial institution
- **Consumer Products** including senior leadership experience with respect to a large consumer products business
- **Risk Management** including experience handling major risk-related challenges
- **Public Policy** including senior governmental, regulatory, philanthropic or public policy leadership experience, or policy-making role in areas relevant to our business
- **Science / Medical Research / Innovation** including senior leadership experience or scientific/research role driving technical, engineering, medical or other research innovation

- **Technology / Data Analytics / e-commerce / Digital Marketing / Cyber** including senior leadership experience at a digital company or expertise in areas including e-commerce, data analytics, cloud engineered systems, digital marketing or cybersecurity
- **Diversity** including understanding the importance of diversity to a global enterprise with a diverse consumer base, informed by experience of gender, race, ethnicity and/or nationality
- **Developing and Emerging Markets / International Residence** including global business experience with a focus on developing and emerging markets, or residence or extensive time spent living outside of the United States

Attributes of Individual Nominees

All directors are also expected to possess certain personal traits and, in fulfilling its responsibility to identify qualified candidates for membership on the Board, the Nominating and Corporate Governance Committee considers the following attributes of candidates:

- Relevant knowledge, diversity of background, perspectives and experience in areas including business, finance, accounting, technology, marketing, international business, government, human capital management and talent development;
- Personal qualities of leadership, character, judgment and whether the candidate possesses a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards;
- Roles and contributions valuable to the business community; and
- Whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at meetings.

Consideration of Board Diversity

46% The Nominating and Corporate Governance Committee and the Board are keenly focused on ensuring that a wide range of backgrounds and experience are represented on our Board. 46% of our director nominees are women or ethnically diverse individuals.

Throughout the director selection and nomination process, the Nominating and Corporate Governance Committee and the Board seek to achieve diversity within the Board with diverse viewpoints and perspectives that are representative of our global business. The Nominating and Corporate Governance Committee adheres to the Company's philosophy of maintaining an environment free from discrimination on the basis of race, color, religion, sex, sexual orientation, gender identity, age, national origin, disability, veteran status or any other protected category under applicable law. This process is designed to provide that the Board includes members with diverse backgrounds, perspectives and experience, including appropriate financial and other expertise relevant to the business of the Company.

 

While not a formal policy, PepsiCo's director nomination processes call for the consideration of a range of types of diversity, including race, gender, ethnicity, culture, nationality and geography. In fact, diversity is one of the enumerated criteria that the Board has identified as critical in maintaining among its current and potential directors. Accordingly, the Nominating and Corporate Governance Committee is committed to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experience, to include in the pool from which Board nominees are chosen. The Board also annually assesses the diversity of its members as part of its assessment process.

Director Orientation and Continuing Education

We have a comprehensive orientation program for all new directors with respect to their role as directors and as members of the particular Board committees on which they will serve. This orientation program includes one-on-one meetings with senior management, visits to PepsiCo's operations and extensive written materials to familiarize new directors with PepsiCo's business, financial performance, strategic plans, executive compensation program, and corporate governance policies and practices. Additional training is also provided when a director assumes a leadership role, such as becoming a Committee Chair.

We also have continuing education programs to assist directors in enhancing their skills and knowledge to better perform their duties and to recognize, and deal appropriately with, issues that may arise. These programs may be part of regular Board and Committee meetings or provided by qualified third-parties on various topics. The directors also periodically visit PepsiCo's operations, which provide the directors with an opportunity to see firsthand the execution and impact of the Company's strategy and engage with senior leaders and associates in our divisions to deepen their understanding of PepsiCo's business, competitive environment and corporate culture. In addition, the Company pays for all reasonable expenses for any director who wishes to attend an external director continuing education program.

Board and Committee Assessments

Our Board continually seeks to improve its performance. A formal evaluation is conducted on an annual basis, and directors share perspectives, feedback and suggestions year-round, both inside and outside of the Boardroom.

Pursuant to PepsiCo's Corporate Governance Guidelines and the Charters of each of the Board's Committees, the Board and each of its Committees conduct an evaluation at least annually.

Our processes enable directors to provide anonymous and confidential feedback on topics including:

- Board/Committee information and materials;
- Board/Committee meeting mechanics;
- Board/Committee composition and structure (including diversity and mix of skills, qualifications, viewpoints and experience);
- Board/Committee responsibilities and accountability (including with respect to strategy, risk management, operating performance, CEO and management succession planning, senior management development, corporate governance, sustainability and corporate culture);
- Board meeting conduct and culture; and
- Overall performance of Board members.

To promote effectiveness of the Board and each Committee, the results of the assessment are reviewed, and addressed by the Nominating and Corporate Governance Committee, the members of each Committee and the independent directors both alone in an executive session led by the Presiding Director and with members of management.

This process of actively engaging in thoughtful discussions, including on topics ranging from Board and Committee composition to overall performance of Board members, has had a meaningful impact on Board refreshment and succession planning. As a testament to the effectiveness of this assessment process, since 2014 the Board has added eight new directors of our current Board, since 2016 appointed three new Board Committee chairs, two of whom are women, and in 2019 elected a new Chairman of the Board and a new female director. This refreshment demonstrates the Board's focus on ensuring that each member of the Board brings the necessary skills and areas of expertise to contribute to discussions around PepsiCo's strategic initiatives and to oversee the risks that face our business and as they evolve.



The Nominating and Corporate Governance Committee annually reviews the format of the evaluation process and periodically considers whether individual director interviews and/or third-party assessments should be conducted to supplement the Board and Committee assessment process. As a result of the evaluation process, which helps identify opportunities to continue to improve the performance of the Board and the Committees, the Board and Committees continue to enhance practices and procedures as appropriate. The Board also reviews the Nominating and Corporate Governance Committee's periodic recommendations concerning the performance of the Board, each of its Committees and the Presiding Director.

Shareholder Recommendations and Nominations of Director Candidates

The Nominating and Corporate Governance Committee will consider recommendations for director nominees made by shareholders and evaluate them using the same criteria as for other candidates. Recommendations received from shareholders are reviewed by the Chair of the Nominating and Corporate Governance Committee to determine whether each candidate meets the minimum criteria set forth in the Corporate Governance Guidelines, and if so, whether the candidate's expertise and particular set of skills and background fit the current needs of the Board. Any shareholder recommendation must be sent to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577, and must include detailed background information regarding the suggested candidate that demonstrates how the individual meets the Board membership criteria.

Our By-Laws permit proxy access for shareholders. Shareholders who wish to nominate directors for inclusion in our Proxy Statement or directly at an Annual Meeting in accordance with the procedures in our By-Laws should see "2020 Shareholder Proposals and Director Nominations" on page 88 of this Proxy Statement for further information.

 

Corporate Governance at PepsiCo

Our Governance Philosophy

> We believe strong corporate governance and an ethical culture are the foundation for financial integrity, investor confidence and sustainable performance.

Strong corporate governance and a steadfast commitment to doing business the right way are and have been long-standing priorities at PepsiCo. Our strong tone at the top begins with our Board of Directors, which has demonstrated its focus on advancing openness, honesty, fairness and integrity in the Boardroom and across the Company through such actions as:

- Adopting Corporate Governance Guidelines for the Company that establish a common set of expectations to assist the Board and its Committees in performing their duties, reviewing these Guidelines at least annually, and updating the Guidelines as appropriate to reflect changing regulatory requirements, evolving best practices and input from our shareholders and other stakeholders;

- Adopting the Company's Global Code of Conduct and overseeing compliance, including ensuring corporate culture is on the Board agenda;

- Holding executive sessions between the Audit Committee and our Global Chief Compliance & Ethics Officer at each regularly scheduled meeting;

- Establishing a means for employees to raise issues to the Board and encouraging a culture of trust so that employees at every level feel comfortable speaking up about concerns; and

- Fostering a corporate culture of integrity and risk awareness through the Board's oversight over PepsiCo's integrated risk management framework, which includes the Board's review of specific high-priority risks on a regular basis throughout the year.

Key Corporate Governance Documents. The following key corporate documents are available at *www.pepsico.com*[5] under "*About*" and are also available in print upon written request to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577: Corporate Governance Guidelines; the Global Code of Conduct; and the Charters of our Audit, Compensation, Nominating and Corporate Governance, and Public Policy and Sustainability Committees of the Board.

Our Global Code of Conduct

> PepsiCo is proud of its commitment to deliver sustained growth through empowered people acting with responsibility and building trust.

This commitment is evidenced in part by our robust Global Code of Conduct, which is designed to provide our directors and employees with guidance on how to act legally and ethically while performing work for PepsiCo. PepsiCo works hard to communicate its values clearly and regularly throughout its operations, including by conducting an annual Global Code of Conduct training program for employees. Annually, all of PepsiCo's directors and executives, including all of our executive officers, certify their compliance with our Global Code of Conduct. Through these efforts, we are focused on developing a culture of empowering people across the Company to act with responsibility and to build trust by embracing the principles of our Global Code of Conduct and our core values: showing respect in the workplace; acting with integrity in the marketplace; ensuring ethics in our business activities; and performing work responsibly for our shareholders.

Prohibition on Hedging and Pledging. To further align the interests of PepsiCo's directors, officers and employees with those of our shareholders, under PepsiCo's Global Code of Conduct and insider trading policy, the Company prohibits all directors, officers and employees from engaging in activities that are designed to hedge or offset any decrease in the market value of PepsiCo stock (including purchasing financial instruments such as prepaid variable forward contracts, collars, exchange funds or equity swaps or engaging in short sales). In addition, directors, officers and employees may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan or otherwise.

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[5] The information on our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "**SEC**").



Our Board of Directors

Our Board of Directors represents the interests of our shareholders and oversees the Company's business and affairs pursuant to the North Carolina Business Corporation Act and our governing documents. Members of the Board, all of whom are elected annually, oversee the Company's business and affairs by, among other things, participating in Board and Committee meetings, reviewing materials provided to them, engaging with the Chairman and CEO and with key members of management and associates, visiting PepsiCo's operations, bringing in outside experts, and discussing feedback from shareholders and other stakeholders.

Outstanding Board Member Attendance. Regular attendance at Board meetings and the Annual Meeting of Shareholders is expected of each director. In fiscal year 2018, our Board of Directors held eight meetings and our Committees held 23 meetings in the aggregate. In fiscal year 2018, no incumbent director attended fewer than 75% of the total number of Board and applicable Committee meetings (held during the period that such director served) and average attendance of our incumbent directors at Board and applicable Committee meetings (held during the period that such director served) was 99%. All thirteen directors then serving attended the 2018 Annual Meeting of Shareholders.

Board Leadership Structure

PepsiCo's governing documents enable the Board to determine the appropriate Board leadership structure for the Company and allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. This approach allows the Board flexibility to determine whether the two roles should be separate or combined based upon the Company's needs in light of the dynamic environment in which we operate and the Board's assessment of the Company's leadership from time to time.

The Board regularly considers and is open to different structures as circumstances may warrant. The succession planning discussions regarding the recent transitions in the Chairman and CEO roles included extensive discussions on the Board leadership structure, including the merits of separating or combining the Chairman and CEO roles and whether the Chairman role should be held by an independent director following the appointment of the new CEO. The Board gave thorough consideration to a number of factors, including: the strategic goals of the Company, the unique opportunities and challenges PepsiCo is facing, the breadth and complexity of PepsiCo's business and global footprint, the various capabilities of our directors, the dynamics of our Board, best practices in the market, PepsiCo's shareholder base and investor feedback, the current industry environment and the status of PepsiCo's progress with respect to key strategic initiatives. The Board also reflected upon the Company's strong, independent oversight function exercised by our Board, which consists entirely of independent directors other than our Chairman and CEO, as well as the independent leadership provided by our independent Presiding Director and each of the four standing Board Committees, which consist solely of, and are chaired by, independent directors.

At the conclusion of its discussions, the Board determined that a combined Chairman and CEO structure, together with a strong independent Presiding Director with clearly defined and robust responsibilities, strikes the right balance between effective independent oversight of PepsiCo's business and Board activities and strong and consistent corporate leadership, and provides the best leadership structure for the Company at this time.

 

Ramon Laguarta
CHAIRMAN AND CEO



The independent directors believe that our current Chairman of the Board and CEO, Ramon Laguarta, as an experienced leader with deep operational experience, particularly in international markets, and extensive knowledge of the Company, food and beverage industry and risk management practices that Mr. Laguarta gained from working over 20 years at PepsiCo in a variety of executive and general management roles, serves as a highly effective bridge between the Board and management. In his role as Chairman and CEO, Mr. Laguarta is in the best position to be aware of key issues facing the Company, and effectively communicate with various internal and external constituencies about critical business matters. During this period of significant change for PepsiCo as we implement our productivity plans and other key initiatives, the independent directors believe that the Company is best served by having one clear leader in both the Chairman and CEO roles who has the vision and leadership to execute on the Company's strategy and create shareholder value.

Ian Cook
PRESIDING DIRECTOR

*Chairman and Chief Executive Officer,
Colgate-Palmolive Company*



In recognition of his skills in overseeing the Company's strong governance policies and practices and his overall leadership and communication abilities, the independent members of the Board of Directors re-elected Ian Cook as the Presiding Director of the Board for another three-year term beginning in 2019. As a result of his experience as a chief executive officer of a multinational consumer products company, Mr. Cook is uniquely positioned to work collaboratively with our Chairman and CEO, while providing strong independent oversight of management.

In addition to his core responsibilities as Presiding Director as described further below, Mr. Cook is an actively engaged director and led the recent Chairman and CEO succession planning process together with the Nominating and Corporate Governance Committee Chair.

Role of Presiding Director. Our Corporate Governance Guidelines provide that if the Chairman of the Board is not an independent director, an independent director shall be designated as the Presiding Director by the independent members of the Board based on the recommendation of the Nominating and Corporate Governance Committee. Except as the independent directors may otherwise determine, the Presiding Director is appointed for a term of three years and no more than three consecutive three-year terms.

The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. The duties of our Presiding Director are consistent with the responsibilities generally held by "lead directors" at other public companies.

Presiding Director Duties:

- Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors
- Serves as a liaison between the Chairman of the Board and the independent directors
- Has authority to approve information sent to the Board
- Approves meeting agendas for the Board
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items
- Has the authority to call meetings of the independent directors
- If requested by major shareholders, ensures that he or she is available for consultation and direct communication

In addition to these responsibilities and assisting the Board in the fulfillment of its responsibilities in general, Mr. Cook, as the Presiding Director, has over the past few years performed additional duties including:

- leading the recent Chairman and CEO succession planning process;
- meeting with the Chairman and CEO after the executive sessions of independent directors held at each regularly scheduled Board meeting to provide feedback on the independent directors' deliberations;
- regularly speaking with the Chairman and CEO between Board meetings to discuss any matters of concern, often following consultation with other independent directors;
- meeting regularly with members of senior management other than the Chairman and CEO; and
- meeting with shareholders.



Director Independence

Independence Determination

The Company's Corporate Governance Guidelines provide that an independent director is a director who meets the Nasdaq definition of independence, as determined by the Board. This definition is included in the Corporate Governance Guidelines, which are available at *www.pepsico.com* under *"About" – "Corporate Governance."* In making a determination of whether a director has any relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, the Board of Directors considers all relevant facts and circumstances, including but not limited to the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

Consistent with these considerations, the Board of Directors has affirmatively determined that all of our non-employee director nominees, who are listed below, are independent within the meaning of the SEC and Nasdaq rules. The Board had also determined that George W. Buckley, who will retire from the Board of Directors effective as of the 2019 Annual Meeting, is independent.

Independent Director Nominees		
Shona L. Brown	Richard W. Fisher	Robert C. Pohlad
Cesar Conde	Michelle Gass	Daniel Vasella
Ian Cook	William R. Johnson	Darren Walker
Dina Dublon	David C. Page	Alberto Weisser

In arriving at the foregoing independence determination, the Board of Directors thoroughly considered the relationships described under "Transactions with Related Persons" on page 27 of this Proxy Statement and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions of the Board and its Committees without Company management present. These executive sessions are chaired by the independent Presiding Director (at Board meetings) or by the independent Committee Chairs (at Committee meetings). The independent directors met in executive session at all of the regularly scheduled Board and Committee meetings held in 2018.

Related Person Transactions

The Board of Directors has adopted written Related Person Transaction Policies and Procedures that generally apply to any transaction or series of transactions:

- in which the Company or a subsidiary was or is a participant;
- where the amount involved exceeds or is expected to exceed $120,000 since the beginning of the Company's last completed fiscal year; and
- in which the related person (i.e., a director, director nominee, executive officer, greater than five percent beneficial owner of the Company's Common Stock, or any immediate family member of any of the foregoing) has or will have a direct or indirect material interest.

The transactions described above are submitted to the Audit Committee for review and approval or ratification.

Review and Approval of Transactions with Related Persons

In determining whether to approve, ratify or disapprove of the entry into a related person transaction, the Audit Committee considers all relevant facts and circumstances and takes into account, among other factors:

- whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;

- whether the transaction would impair the independence of an outside director; and
- whether the transaction would present an improper conflict of interest for any director or executive officer of the Company.

The Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. The Company's General Counsel maintains a list of transactions deemed pre-approved under the policy for review by any Board member.

Transactions with Related Persons

Robert C. Pohlad, a director of the Company, indirectly owns one-third of the voting interests in the Minnesota Twins, a Major League Baseball team, and the remaining voting interests are indirectly owned by his brothers, William Pohlad and James Pohlad. The majority of the non-voting interests in the Minnesota Twins are owned indirectly by Mr. Pohlad and members of his immediate family and through trusts for the benefit of Mr. Pohlad's descendants and descendants of members of his immediate family. Members of Mr. Pohlad's immediate family are employed by the Minnesota Twins, including James Pohlad, who serves as Executive Chair and Chairman of the Board. In fiscal year 2018, PepsiCo made payments to the Minnesota Twins of approximately $738,000 in connection with a sponsorship agreement, and PepsiCo received payments of approximately $759,000 from the Minnesota Twins and an independent third party in connection with the sale of PepsiCo products at the Minnesota Twins' stadium. Transactions between the Minnesota Twins and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of the Minnesota Twins and PepsiCo in each fiscal year 2018, 2017 and 2016. The sponsorship agreement and sale of PepsiCo products are ongoing. In addition, in December 2018, PepsiCo entered into a five-year sponsorship agreement with Minnesota United, a Major League Soccer team, in which Mr. Pohlad and his brothers indirectly own an equity interest of approximately 12%. Pursuant to such agreement, PepsiCo expects to make aggregate payments to Minnesota United of approximately $250,000 in the first year, and to receive payments from an independent third party in connection with the sale of PepsiCo products at Minnesota United's stadium during the term of the agreement. We expect the transactions between Minnesota United and PepsiCo, individually and in the aggregate, to represent less than 1% of the annual revenues of Minnesota United and PepsiCo in each fiscal year that the sponsorship agreement is in place. Mr. Pohlad is not involved in negotiating these arm's-length transactions. The Board thoroughly considered these relationships and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities as a director of the Company.

In addition, the following family members of our executive officers were employed by PepsiCo during 2018, and their compensation was established in accordance with PepsiCo's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions:

- Jennifer Carey, daughter-in-law of Albert P. Carey, PepsiCo's former CEO, North America, is a Director of Retail Sales at PepsiCo. Ms. Carey received total compensation of approximately $151,000 in fiscal year 2018, and participates in the general welfare and benefit plans of PepsiCo. Mr. Carey does not have a material interest in his daughter-in-law's employment, nor does he share a household with her.
- David James Glotfelty, son of Ruth Fattori, former Executive Vice President and Chief Human Resources Officer of PepsiCo, is a Senior Manager at PepsiCo. Mr. Glotfelty received total compensation of approximately $148,000 in fiscal year 2018, and participates in the general welfare and benefit plans of PepsiCo. Ms. Fattori does not have a material interest in her son's employment, nor does she share a household with him.

Committees of the Board of Directors

The Board of Directors has four standing Committees: Audit, Compensation, Nominating and Corporate Governance, and Public Policy and Sustainability. The table below indicates the current members of each Board Committee:

	Audit	Compensation	Nominating and Corporate Governance	Public Policy and Sustainability
Shona L. Brown		♟		●
George W. Buckley*	E			
Cesar Conde	●			
Ian Cook **(Presiding Director)**			●	
Dina Dublon		●		♟
Richard W. Fisher	E			
Michelle Gass				
William R. Johnson	E			
Ramon Laguarta				
David C. Page		●		●
Robert C. Pohlad			●	
Daniel Vasella		●	♟	
Darren Walker			●	●
Alberto Weisser	♟ E			

♟ = Committee Chair

E = Financial Expert

* Effective as of the 2019 Annual Meeting, George W. Buckley will not stand for re-election and will retire from the Board and the Audit Committee.

 

Audit Committee

Met **eight** times in 2018
Current Committee

Members

Alberto Weisser **CHAIR**
George W. Buckley
Cesar Conde
Richard W. Fisher
William R. Johnson

Primary Responsibilities

- Engaging and overseeing the Company's independent registered public accounting firm (taking into account the vote on shareholder ratification) and considering the independence, qualifications and performance of the independent registered public accounting firm

- Approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm

- Reviewing and evaluating the performance of the lead audit partner of the independent registered public accounting firm and periodically considering whether there should be a rotation of the independent registered public accounting firm

- Overseeing the quality and integrity of PepsiCo's financial statements and its related accounting and financial reporting processes and internal control over financial reporting, and the audits of PepsiCo's financial statements, including reviewing with management and the independent registered public accounting firm PepsiCo's annual audited and quarterly financial statements and other financial disclosures, including earnings releases

- Reviewing and approving the internal audit department's audit plan, staffing, budget and responsibilities

- Reviewing PepsiCo's compliance with legal and regulatory requirements, by reviewing and discussing the implementation and effectiveness of PepsiCo's compliance program

- Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding (a) accounting, internal accounting controls or auditing matters and other federal securities law matters and (b) confidential, anonymous submissions by employees of concerns regarding accounting or auditing matters or other federal securities law matters

- Reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, and assisting the Board's oversight of PepsiCo's financial, compliance and employee safety risks

- Reviewing and providing oversight of all related person transactions

Financial Expertise and Independence

The Board of Directors has determined that George W. Buckley, Richard W. Fisher, William R. Johnson and Alberto Weisser satisfy the criteria adopted by the SEC to serve as "audit committee financial experts" and that all of the members of the Committee are independent directors pursuant to the applicable requirements under the SEC and Nasdaq rules.

No Audit Committee member concurrently serves on the audit committee of more than two other public companies.

Report

The Audit Committee Report is set forth beginning on page 38 of this Proxy Statement.



Compensation Committee

Met **five** times in 2018
Current Committee

Members

Shona L. Brown **CHAIR**
Dina Dublon
David C. Page
Daniel Vasella

Primary Responsibilities

- Overseeing policies relating to compensation of the Company's executives and making recommendations to the Board with respect to such policies

- Overseeing engagement with shareholders on executive compensation matters

- Overseeing the design of all material employee benefit plans and programs of the Company, its subsidiaries and divisions

- Meeting at least annually with the CEO to discuss the CEO's self-assessment in achieving individual and corporate performance goals and objectives

- Evaluating and discussing with the independent directors the performance of the CEO and recommending the CEO's compensation to the independent directors based on the CEO's performance

- Overseeing the evaluation of the executive officers and other key executives deemed to be under the Compensation Committee's purview, and evaluating and determining the individual elements of total compensation for such officers

- Evaluating its relationship with any compensation consultant for any conflicts of interest and assessing the independence of any compensation consultant, legal counsel or other advisors

- Reviewing and reporting to the Board with respect to director compensation and stock ownership guidelines

Additional information on the roles and responsibilities of the Compensation Committee is provided in the Compensation Discussion and Analysis beginning on page 42 of this Proxy Statement.

Independence

The Compensation Committee is comprised entirely of directors who are independent under the SEC and Nasdaq rules for directors and compensation committee members, and who are also "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended ("**Exchange Act**").

Report

The Compensation Committee Report is set forth on page 71 of this Proxy Statement.

Compensation Advisor

The Compensation Committee has engaged FW Cook as its independent external advisor. The Compensation Committee reviewed its relationship with FW Cook, considered FW Cook's independence and the existence of potential conflicts of interest, and determined that the engagement of FW Cook did not raise any conflict of interest or other issues that would adversely impact FW Cook's independence. In reaching this conclusion, the Compensation Committee considered various factors, including the six factors set forth in the SEC and Nasdaq rules regarding compensation advisor conflicts of interest and independence.

Compensation Committee Interlocks and Insider Participation

Shona L. Brown, Dina Dublon, David C. Page and Daniel Vasella served on the Company's Compensation Committee during fiscal year 2018. No member of the Compensation Committee is now, or has been, an officer or employee of the Company. No member of the Compensation Committee had any relationship with the Company or any of its subsidiaries during 2018 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons. None of the executive officers of the Company currently serves or served during 2018 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on PepsiCo's Board of Directors or Compensation Committee.

 

Nominating and Corporate Governance Committee

Met **six** times in 2018
Current Committee

Members

Daniel Vasella **CHAIR**
Ian Cook
Robert C. Pohlad
Darren Walker

Primary Responsibilities

- Developing criteria and qualifications, including criteria to assess independence, for selecting director candidates and identifying qualified candidates for membership on the Board and its Committees
- Developing and recommending to the Board corporate governance guidelines and other corporate policies and otherwise performing a leadership role in shaping the Company's corporate governance policies and practices
- Reviewing Board succession plans and overseeing the development of the process and protocols regarding succession plans for the Company's CEO
- Making recommendations to the Board concerning the composition, size, structure and activities of the Board and its Committees
- Overseeing the process for evaluating the Board and its Committees, including assessing and reporting to the Board on the performance of the Board and its Committees

Independence

The Nominating and Corporate Governance Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

Public Policy and Sustainability Committee

Met **four** times in 2018
Current Committee

Members

Dina Dublon **CHAIR**
Shona L. Brown
David C. Page
Darren Walker

Primary Responsibilities

- Reviewing and monitoring key public policy trends, issues and regulatory matters and the Company's engagement in the public policy process
- Overseeing the Company's Political Contributions Policy and reviewing the Company's political activities and expenditures
- Reviewing the Company's sustainability initiatives and engagement
- Assisting in the Board's oversight of risks related to matters overseen by the Committee

Independence

The Public Policy and Sustainability Committee is comprised entirely of directors who meet the independence requirements under the Nasdaq rules.

The Board's Role in Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy, and the Board has deep experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves a high level of constructive engagement between management and the Board. Our entire Board acts as a strategy committee and regularly discusses the key priorities of our Company, taking into consideration and adjusting the Company's long-term strategy with global economic, consumer and other significant trends, as well as changes in the food and beverage industries and regulatory initiatives.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plans, its annual operating plan and capital structure.
- Throughout the year and at almost every Board meeting, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's strategy, including the strategic plans for our divisions, and the competitive environment.
- PepsiCo's independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.
- The Board also regularly discusses and reviews feedback on strategy from our shareholders and stakeholders.



• These discussions are also enhanced with experiences periodically held outside the Boardroom, such as market visits, which provide the directors with an opportunity to see firsthand the execution and impact of the Company's strategy and to engage with senior leaders and associates in our divisions to deepen their understanding of PepsiCo's business, competitive environment and corporate culture.

The Board's Oversight of Risk Management

The Board recognizes that the achievement of our strategic and operating objectives involves taking risks and that those risks may evolve over time. The Board has oversight responsibility for PepsiCo's integrated risk management framework, which is designed to identify, assess, prioritize, address, manage, monitor and communicate these risks across the Company's operations, and foster a corporate culture of integrity and risk awareness. Consistent with this approach, one of the Board's primary responsibilities is overseeing and interacting with senior management with respect to key aspects of the Company's business, including risk assessment and risk mitigation of the Company's top risks.

In addition, the Board has tasked designated Committees of the Board to assist with the oversight of certain categories of risk management, and the Committees report to the Board regularly on these matters.

• The Audit Committee reviews and assesses the guidelines and policies governing the Company's risk management and oversight processes, and assists with the Board's oversight of financial, compliance and employee safety risks facing the Company;

• The Compensation Committee reviews the Company's employee compensation policies and practices to assess whether such policies and practices could lead to unnecessary risk-taking behavior;

• The Nominating and Corporate Governance Committee assists the Board in its oversight of the Company's governance structure and other corporate governance matters, including succession planning; and

• The Public Policy and Sustainability Committee assists the Board in its oversight of the Company's policies, programs and related risks that concern key public policy and sustainability matters.

Throughout the year, the Board and the relevant Committees also receive updates from management with respect to various enterprise risk management issues and dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail, including risks related to cybersecurity.

The Company's integrated risk management framework also includes both division-level and key country risk committees that are comprised of cross-functional senior management teams and that work together to identify, assess, prioritize and address division- and country-specific business risks. The Company's senior management engages with and reports to PepsiCo's Board of Directors and the relevant Committees on a regular basis to address high-priority risks.

At its February 2019 meeting, the Compensation Committee reviewed the results of the 2018 annual compensation risk assessment and concluded that the risks arising from the Company's overall compensation programs are not reasonably likely to have a material adverse effect on the Company.

The Company believes that the Board's leadership structure, discussed in detail under "Board Leadership Structure" on pages 24-25 of this Proxy Statement, supports the risk oversight function of the Board by providing for open communication between management and the Board and all directors are involved in the risk oversight. In addition, strong independent directors chair each of the Board's four Committees, which provide in-depth focus on certain categories of risks.

The Board's Role in Human Capital Management and Talent Development

The Board believes that human capital management and talent development are vital to PepsiCo's continued success. Our Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. The Board has primary responsibility for succession planning for the CEO and oversight of other executive officer positions. The Nominating and Corporate Governance Committee oversees the development of the process and protocols regarding succession plans for the CEO, and annually reviews and updates these protocols to reflect input from Board members. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and their potential to succeed to the position of CEO, developed in consultation with the Presiding Director and the Chair of the Nominating and Corporate Governance Committee. The Board meets regularly with high-potential executives, both in small group and one-on-one settings.

As a result of our robust succession planning process, led by our Presiding Director and the Chair of the Nominating and Corporate Governance Committee, the Board appointed Ramon Laguarta as PepsiCo's CEO effective October 3, 2018 and, subsequently, Chairman of the Board effective February 1, 2019, succeeding Indra K. Nooyi in both roles. The appointment of Mr. Laguarta reinforces the Board's belief in the strength of our leadership team. All CEO appointments over PepsiCo's history have been from within the organization, a testament to PepsiCo's strong bench of talent and succession planning.

Beyond leadership development, our Board is continuously focused on developing an inclusive and respectful work environment where our employees across the entire workforce are empowered to speak with truth and candor, raise concerns and implement new ideas in the best interests of the business. The Board and its applicable Committees regularly engage with employees at all levels of the organization, including through periodic visits to PepsiCo's operations, to provide oversight on a broad range of human capital management topics, including corporate culture, diversity and inclusion, pay equity, health and safety, training and development and compensation and benefits. Employee feedback is considered in designing and evaluating employee programs and benefits and in monitoring current practices for potential areas of improvement.

Shareholder Engagement

> We believe that regular, transparent communication with our shareholders and other stakeholders is essential to PepsiCo's long-term success.

We value the views of our shareholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices. Through these engagements, we seek to ensure that corporate governance at PepsiCo is a dynamic framework that can both accommodate the demands of a rapidly changing business environment and remain responsive to the priorities of our shareholders and other stakeholders.

At least quarterly, the Board receives a report on engagement with our shareholders and is provided with the opportunity to discuss and ask questions about investor feedback. In the two-month period before the 2018 Annual Meeting of Shareholders, we contacted our 75 largest shareholders, representing over 46% of our outstanding shares of Common Stock, offering to discuss a broad range of topics. Subsequent to the 2018 Annual Meeting, we continued our outreach efforts to develop a better understanding of the feedback received from shareholders.

As reflected in our Corporate Governance Guidelines, our Presiding Director is available for consultation and direct communication, if requested by major shareholders. Our engagement program also involves directors, as well as senior executives and associates from many different parts of the Company, including from PepsiCo's communications, investor relations, executive compensation, compliance and ethics, legal, public policy and government affairs, and sustainability teams.

Throughout 2018, members of our management team met with a significant number of our shareholders and other stakeholders to discuss our portfolio strategy, financial and operating performance, capital allocation, sustainability strategy and initiatives, human capital management, Company culture, corporate governance and executive compensation practices and to solicit feedback on these and a variety of other topics. Following the 2018 Annual Meeting, we considered the voting outcomes for management and shareholder proposals, including the advisory shareholder proposal to reduce the threshold to call a special shareholder meeting, which received the support of approximately 48% of the votes cast. In response, the Nominating and Corporate Governance Committee carefully considered the proposal and continues to believe that it is neither necessary nor in the best interests of the Company or its shareholders to take steps to implement this proposal, in light of our longstanding practice of regularly engaging with our shareholders and the Company's strong corporate governance policies and practices, including the fact that the Company already provides shareholders the right to call a special meeting by shareholders holding in the aggregate 20% or more of our outstanding shares.

In addition, we have had an ongoing dialogue with various other shareholders and stakeholders and regularly meet with diverse stakeholders often in collaboration with leading non-profit groups that bring together investors, non-governmental organizations and businesses in support of sustainability. During these meetings, our shareholders and other stakeholders engage with us on such topics as climate change, water scarcity, packaging, nutrition, public health, diversity, gender pay parity, human rights and environmental matters related to PepsiCo's supply chain, sustainable



agriculture, sustainability reporting, and various other issues. We are also engaged with other key stakeholders through our active participation in prestigious corporate governance organizations, such as the Harvard Law School Program on Corporate Governance, Council of Institutional Investors and Stanford Institutional Investors Forum.

Our engagement activities have resulted in our receiving valuable feedback from our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and our strategy.

For example, as a result of collaboration with our shareholders and other stakeholders in recent years:

- The Board approved amendments, and is recommending shareholder approval, of our Articles of Incorporation to eliminate supermajority voting standards (See Proxy Item No. 4 in this Proxy Statement).
- The Board amended our Corporate Governance Guidelines to:

  - highlight the Board's focus on diversity, by explicitly stating its commitment to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experiences, to include in the pool from which Board nominees are chosen;
  - underscore the Board's involvement in human capital management and talent development, by adding those experiences to the list of attributes sought for individual directors; and
  - specify the Board's oversight role with respect to sustainability, an integral part of the Company's business strategy.

- The Board also refined the roles of its Committees by establishing a Public Policy and Sustainability Committee in 2017 to assist the Board in providing more focused oversight over PepsiCo's policies, programs and related risks that concern key public policy and sustainability matters.
- We announced our 2025 sustainability goals that are designed to build on our progress and broaden our efforts in a way that responds to changing consumer and societal needs. We also enhanced our disclosure of the Company's sustainability progress by issuing our annual Sustainability Report and replacing a separate annual Global Reporting Initiative Report with a web-based, interactive environmental, social and governance ("**ESG**") reporting platform, which we are periodically updating with information about PepsiCo's policies, programs, governance and performance against the 2025 goals.
- We published a report available at *www.pepsico.com/sustainability/packaging* that describes the substantial steps PepsiCo has taken over more than a decade to improve recycling in the U.S. and to advance our long-term approach to sustainable packaging for our food and beverage products.
- The Board implemented a proxy access right for shareholders.
- Taking into account the strong support demonstrated by our shareholders and feedback during individual meetings with shareholders, the Compensation Committee implemented several changes to the long-term incentive program in 2016, while determining to maintain the core structure of our overall executive compensation program.

Our Commitment to Sustainable Business Practices

We are focused on an approach called Winning with Purpose that will help make our Company faster, stronger and better at meeting the needs of our customers, consumers, partners and communities, while caring for our planet and inspiring our associates around the world.

Our long-term sustainability goals have been woven into all aspects of our business since we first articulated our purpose agenda over ten years ago, and we continue to believe our strong sustainability agenda will enable PepsiCo to run a successful global company that creates long-term value for society and our shareholders.

PepsiCo is pleased to share the progress we are making in our sustainability journey, and in October 2016, we announced our goals for the next ten years. These goals broaden our efforts in a way that responds to changing consumer and societal needs and focus on building a healthier future for all of our stakeholders. Our annual Sustainability Report and web-based interactive ESG reporting platform on the Company's website at *www.pepsico.com* under *"Sustainability"* presents our sustainability goals and provides data, as well as examples of our efforts to achieve these goals.

 

To assist our Board in its oversight and to align with our new 2025 sustainability agenda, the Board also refined the roles of its Committees by establishing a Public Policy and Sustainability Committee in 2017. This Committee, which is comprised entirely of independent directors, assists the Board in providing more focused oversight over the Company's policies, programs and related risks that concern key public policy and sustainability matters.

Political Contributions Policy

In 2005, the Board of Directors adopted a Political Contributions Policy for the Company, which is amended from time to time. The Political Contributions Policy, together with other policies and procedures of the Company, guide PepsiCo's approach to political contributions. As specified in its Charter, the Public Policy and Sustainability Committee oversees this policy and is responsible for reviewing the Company's key public policy trends, issues and regulatory matters, its engagement in the public policy process and the Company's political activities and expenditures. In addition, our Board receives information regarding the Company's public policy initiatives and developments at every regularly scheduled Board meeting.

In keeping with our goal of transparency, our Political Contributions Policy and our annual U.S. political contributions are posted at *www.pepsico.com* under *"Sustainability"—"A-Z Sustainability Topics"—"Political Activities, Political Contributions & Issue Advocacy."* Additionally, over the years, we have significantly enhanced our website disclosure of political spending and lobbying activities by including the following information:

- a link to PepsiCo's quarterly federal lobbying reports;
- the total annual amount of PepsiCo's federal lobbying-related expenditures in the United States;
- information about our key lobbying priorities and our Board's oversight of political spending and lobbying activities;
- a list of U.S. trade associations and policy groups that lobby on behalf of PepsiCo to which PepsiCo contributes over $25,000 annually; and
- the names of the lobbyists with which we directly contract.

Communications with the Board

The PepsiCo Corporate Law Department reviews all communications sent to the Board of Directors and regularly provides to the Board a summary of communications that relate to the functions of the Board or a Board Committee or that otherwise warrant Board attention. Copies of such communications are also made available to the Board. Directors may at any time discuss the Board communications received by the Company. In addition, the Corporate Law Department may forward certain communications only to the Presiding Director, the Chair of the relevant Committee or the individual Board member to whom a communication is directed. Concerns relating to PepsiCo's accounting, internal accounting controls or auditing matters will be referred directly to members of the Audit Committee. Those items that are unrelated to the duties and responsibilities of the Board or its Committees may not be provided to the Board by the Corporate Law Department, including, without limitation, business solicitations, advertisements and surveys; requests for donations and sponsorships; job referral materials such as resumes; product-related communications; unsolicited ideas and business proposals; and material that is determined to be illegal or otherwise inappropriate.

Shareholders and other interested parties may send communications directed to the Board, a Committee of the Board, Presiding Director, independent directors as a group or an individual director by any of the following means:



By Phone

1-866-626-0633



By Mail

PepsiCo Board of Directors
ATTN: Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road Purchase,
New York 10577



Online

Submit a communication through our website *www.pepsico.com* under "About" — "Corporate Governance"— "Contacting the Board of Directors"



2018 Director Compensation

Non-employee directors are compensated for their service on the Board as described below. Directors who are employees of the Company receive no additional compensation for serving as directors.

Annual Compensation

Every year, our Board of Directors reviews the competitiveness of our compensation program for non-employee directors. Based on the results of a competitive analysis, supported by the Board's independent compensation consultant, FW Cook, and upon the recommendation of the Compensation Committee, the Board decided not to change the director compensation program in 2018. Each non-employee director receives annual compensation of $110,000 in the form of an annual cash retainer and $180,000 in the form of an annual equity retainer.

Annual Director Compensation



Annual Equity Retainer **$180,000**

Annual Cash Retainer **$110,000**

Additional Compensation

An additional $30,000 annual cash retainer
- Nominating and Corporate Governance Committee Chair
- Public Policy and Sustainability Committee Chair

An additional $40,000 annual cash retainer
- Audit Committee Chair
- Compensation Committee Chair

An additional $50,000 annual cash retainer
- Presiding Director

The $180,000 annual equity retainer is provided in phantom units of PepsiCo Common Stock that are immediately vested and are payable on the first day of the calendar quarter following the first anniversary of the director's retirement or resignation from PepsiCo's Board of Directors. The number of phantom units of PepsiCo Common Stock granted to each director on October 1, 2018 was determined by dividing the $180,000 equity retainer value by the closing price of PepsiCo Common Stock on October 1, 2018, which was $110.71. As such, each director was granted 1,626 phantom units, each representing the right to receive one share of PepsiCo Common Stock and dividend equivalents. Dividend equivalents are reinvested in additional phantom units. Directors may also elect to defer their cash compensation into phantom units payable at the end of the deferral period selected by the directors.

Directors are reimbursed for expenses incurred to attend Board and Committee meetings and receive business travel and accident insurance coverage. Directors do not receive any meeting fees and do not have a retirement plan or receive any benefits such as life or medical insurance. Directors are eligible for matching of charitable contributions through the PepsiCo Foundation, which is generally available to all PepsiCo employees.

Initial Share Grant

Each newly appointed non-employee director receives a one-time grant of 1,000 shares of PepsiCo Common Stock when he or she joins the Board. These shares are immediately vested, but must be held until the director leaves the Board.

Governance Features

Our compensation program for non-employee directors operates with the following market-leading governance features:

Shareholder-Approved Cap on Pay. In 2016, our shareholders approved a cap on non-employee director pay as part of the renewal of the PepsiCo, Inc. Long-Term Incentive Plan ("**LTI Plan**"). The cap imposes a limit on the awards that may be granted to any non-employee director in a single calendar year in the following amounts: $500,000 for annual equity awards, $500,000 for annual cash retainers, and $250,000 for one-time initial awards to any newly appointed or elected non-employee director. Our current compensation program for non-employee directors is well within these limits.

Stock Ownership Requirements. To reinforce our ownership philosophy, non-employee directors are required to own shares of PepsiCo Common Stock equal to at least $550,000 (five times the annual cash retainer). Shares or phantom units of PepsiCo Common Stock held either directly by the non-employee director (or immediate family members), in the director's deferred compensation account, or in a trust for the benefit of immediate family members, count towards satisfying the requirement.

Non-employee directors have five years from their appointment to meet their stock ownership requirement. All of our non-employee directors have met or are on track to meet their objectives within the five-year period.

Clawback Provision. Under the terms of our long-term incentive plans, non-employee directors who violate PepsiCo's Global Code of Conduct, who violate applicable non-compete provisions, or who engage in gross misconduct may be subject to financial consequences. Our long-term incentive plans permit PepsiCo to cancel a non-employee director's outstanding equity awards if PepsiCo determines that the non-employee director has committed any such violation. The long-term incentive plans also permit PepsiCo to claw back all gains from exercised stock options received within the 12 months preceding the violation.

Prohibition on Hedging and Pledging. Our insider trading policy prohibits all directors (including non-employee directors) from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo Common Stock. In addition, directors may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Limited Trading Windows. Our directors (including non-employee directors) can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

2018 Non-Employee Director Compensation

The following table summarizes the compensation of the non-employee directors for the fiscal year ended December 29, 2018.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Shona L. Brown	150,000	180,000	—	330,000
George W. Buckley	110,000	180,000	—	290,000
Cesar Conde	110,000	180,000	—	290,000
Ian Cook	160,000	180,000	—	340,000
Dina Dublon	140,000	180,000	10,000	330,000
Richard W. Fisher	110,000	180,000	10,000	300,000
William R. Johnson	110,000	180,000	—	290,000
David C. Page	110,000	180,000	20,000	310,000
Robert C. Pohlad	110,000	180,000	—	290,000
Daniel Vasella	140,000	180,000	10,000	330,000
Darren Walker	110,000	180,000	—	290,000
Alberto Weisser	150,000	180,000	—	330,000

(1) The retainer fee reflects a payment of $55,000 made in arrears in June 2018 for service during the period December 1, 2017 through May 31, 2018 and a payment of $55,000 made in arrears in December 2018 for service during the period June 1, 2018 through November 30, 2018. The following directors elected to defer their 2017-2018 cash compensation into PepsiCo's director deferral program: Dr. Buckley deferred his $110,000 retainer fees into 1,011 phantom stock units; Dr. Vasella deferred his $140,000 retainer fees into 1,287 phantom stock units. The number of phantom units of PepsiCo Common Stock each director deferred on June 1, 2018 and December 1, 2018 was determined by dividing their deferred cash compensation by the closing price of PepsiCo Common Stock on the grant date, which was $100.25 and $118.98, respectively.

(2) The amounts reported for stock awards represent the full grant date fair value of the phantom stock units granted in 2018 calculated in accordance with the accounting guidance on share-based payments.

(3) The amounts reported in this column represent PepsiCo Foundation matching gifts and other charitable contributions or commitments. PepsiCo Foundation matching gift contributions are available to all PepsiCo employees and PepsiCo non-employee directors. Under the matching gift program, the PepsiCo Foundation matches cash or stock donations to recognized tax-exempt organizations, with PepsiCo Foundation annual contributions capped at $10,000. During 2018, if an eligible individual was a member of a qualified board of a tax-exempt organization and made a financial contribution to such organization, such individual was eligible for a double-match, increasing the annual cap to $20,000. Effective February 2019, the matching gift program was modified such that while an eligible individual may continue to request a double-match for eligible contributions to organizations on whose boards he or she serves, PepsiCo Foundation annual contributions will be capped at $10,000.



Ratification of Appointment of Independent Registered Public Accounting Firm (Proxy Item No. 2)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (taking into account the vote on shareholder ratification). The Audit Committee has appointed KPMG LLP ("**KPMG**") as PepsiCo's independent registered public accounting firm for fiscal year 2019. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. While we are not required by our By-Laws or otherwise to seek shareholder ratification of the appointment of KPMG as our independent registered public accounting firm, we are doing so as a matter of good corporate governance. If the shareholders do not ratify the appointment, the Audit Committee will take the vote into consideration when determining whether or not to retain KPMG. The Audit Committee believes that the continued retention of KPMG as our independent registered public accounting firm is in the best interests of our shareholders. Even if the selection of KPMG is ratified by shareholders, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of KPMG are expected to be present and available to answer appropriate questions at the 2019 Annual Meeting and will have an opportunity to make statements during the meeting if they desire to do so.

 **Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG as PepsiCo's independent registered public accounting firm for fiscal year 2019.**

Audit Committee Report

PepsiCo's Audit Committee reports to, and acts on behalf of, the Board. The Audit Committee is comprised solely of directors who satisfy applicable independence and other requirements of Nasdaq and applicable securities laws. A majority of the members of the Audit Committee are "audit committee financial experts" as defined by SEC rules and regulations.

The Audit Committee's purpose and responsibilities are set forth in its charter, which is approved and adopted by the Board and is available on PepsiCo's website at *www.pepsico.com* under *"About"—"Corporate Governance."* The Audit Committee's Charter is reviewed at least annually and updated, as appropriate, to address changes in regulatory requirements, authoritative guidance, evolving oversight practices and investor feedback.

During 2018, the Audit Committee met eight times and fulfilled each of its duties and responsibilities as outlined in its charter, including reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, overseeing PepsiCo's compliance with legal and regulatory requirements (including meeting with the Global Chief Compliance & Ethics Officer to discuss PepsiCo's compliance program), receiving an update on PepsiCo's Law Department's compliance with Part 205 of Section 307 of the Sarbanes-Oxley Act of 2002 regarding standards of professional conduct for attorneys and regularly meeting separately with PepsiCo's General Counsel, Global Chief Compliance & Ethics Officer, General Auditor and Chief Financial Officer (see page 29 of this Proxy Statement for additional information regarding the Audit Committee's responsibilities).

Selection and Oversight of the Independent Registered Public Accounting Firm. The Audit Committee assists the Board with its oversight of PepsiCo's independent registered public accounting firm's qualifications and independence. The Audit Committee is responsible for appointing, compensating, retaining and overseeing the work of PepsiCo's independent registered public accounting firm, including periodically reviewing and evaluating the performance of the lead audit partner as well as overseeing the required rotation of KPMG's lead audit partner and, through the Audit Committee Chair as its representative, reviewing and considering the selection of the lead audit partner. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. KPMG's current lead audit partner is required to rotate after completion of the fiscal year 2022 audit.

 

The Audit Committee recognizes the importance of maintaining the independence of PepsiCo's auditor, both in fact and in appearance. In 2018, the Audit Committee received and reviewed the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG the firm's independence from PepsiCo and management. These discussions included, among other things, a review of the nature of, and fees paid to, KPMG for non-audit services and the compatibility of such services with maintaining KPMG's independence (see page 40 of this Proxy Statement for additional information). The Audit Committee concurred with KPMG's conclusion that they are independent from PepsiCo and its management.

The Audit Committee also periodically considers whether there should be a rotation of PepsiCo's independent registered public accounting firm. In addition to KPMG's independence from PepsiCo and management, the Audit Committee also considers several other factors in deciding whether to re-engage KPMG, including: the quality of KPMG's staff, work and quality control; KPMG's policies related to independence; KPMG's global reach; and KPMG's capability and expertise to perform an audit of PepsiCo's financial statements and internal control over financial reporting, given the breadth and complexity of PepsiCo's business and global footprint. The Audit Committee also discussed with KPMG the status or results of the PCAOB's reports on its inspections of KPMG and discussed with KPMG certain legal and regulatory proceedings pending against KPMG.

Based on the foregoing, the Audit Committee has retained KPMG as PepsiCo's independent registered public accounting firm for the fiscal year 2019 and recommends that shareholders ratify this appointment (see page 38 of this Proxy Statement for additional information regarding the shareholder vote).

Review and Recommendation Regarding Financial Statements. PepsiCo's management is responsible for preparing PepsiCo's financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. KPMG is responsible for expressing an opinion on PepsiCo's financial statements and an opinion on PepsiCo's internal control over financial reporting based on its audits. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of PepsiCo's financial statements.

In the performance of its oversight function, the Audit Committee met with management and KPMG to review and discuss PepsiCo's audited financial statements and internal control over financial reporting, asked management and KPMG questions relating to such matters and discussed with KPMG the matters required to be discussed by applicable PCAOB auditing standards. These meetings and discussions included a review of the critical accounting policies applied by PepsiCo in the preparation of its financial statements and the quality (and not just the acceptability) of the accounting principles utilized, the reasonableness of significant accounting estimates and judgments, and the disclosures in PepsiCo's consolidated financial statements. Based on the reviews and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 29, 2018, for filing with the SEC.

The Audit Committee

Alberto Weisser, Chair   Richard W. Fisher
George W. Buckley   William R. Johnson
Cesar Conde

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Exchange Act except to the extent the Company specifically incorporates such report by reference.



Audit and Other Fees

The following table presents fees incurred for professional audit services rendered by KPMG, the Company's independent registered public accounting firm, for the audit of the Company's annual consolidated financial statements for fiscal years 2018 and 2017, and fees billed for other services rendered by KPMG in fiscal years 2018 and 2017. The Audit Committee has pre-approved all fees paid to KPMG in accordance with the Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services, as discussed below.

	2018	2017
Audit fees[1]	$26,997,000	$24,090,000
Audit-related fees[2]	$ 1,169,000	$ 1,359,000
Tax fees[3]	$ 588,000	$ 616,000
All other fees[4]	$ —	$ —

(1) Audit fees for fiscal years 2018 and 2017 consisted of fees for the audits of the Company's annual consolidated financial statements, and the audit of the effectiveness of the Company's internal control over financial reporting, the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q and services related to statutory filings or engagements.

(2) Audit-related fees for fiscal years 2018 and 2017 consisted primarily of the audits of certain employee benefit plans, agreed upon procedures and other attestation reports, due diligence reviews and other procedures performed in connection with business transactions and the issuance of comfort letters.

(3) Tax fees for fiscal years 2018 and 2017 consisted primarily of international tax compliance services.

(4) KPMG was not engaged in fiscal years 2018 or 2017 for any services other than those described above.

Pre-Approval Policy and Procedures

We understand the need for the independent registered public accounting firm to maintain its objectivity and independence, both in appearance and in fact, in its audit of PepsiCo's consolidated financial statements. Accordingly, the Audit Committee has adopted the PepsiCo Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services. The policy provides that the Audit Committee will engage the independent registered public accounting firm for the audit of PepsiCo's consolidated financial statements and audit-related, tax and other non-audit services in accordance with the terms of the policy. The policy provides that on an annual basis the independent registered public accounting firm's global lead audit partner will review with the Audit Committee the services the independent registered public accounting firm expects to provide in the coming year and the related fee estimates, and that the Audit Committee will consider for pre-approval a schedule of such services. The policy further provides that the Audit Committee will specifically pre-approve engagements of the independent registered public accounting firm for services that are not pre-approved through the annual process. The Audit Committee Chair is authorized under the policy to pre-approve any audit, audit-related, tax or other non-audit services between Audit Committee meetings, provided such interim pre-approvals are reviewed with the full Audit Committee at its next meeting. In addition, the Audit Committee receives a status report at each of its regularly scheduled meetings regarding audit, audit-related, tax and other non-audit services that the independent registered public accounting firm has been pre-approved to perform, has been asked to provide or may be expected to provide during the balance of the year.

 

Advisory Approval of Executive Compensation (Proxy Item No. 3)

Pursuant to Section 14A of the Exchange Act, the Company asks shareholders to cast an advisory vote to approve the compensation of our Named Executive Officers disclosed in the "Executive Compensation" section beginning on page 42 of this Proxy Statement. While this vote is non-binding, PepsiCo values the opinions of its shareholders and, consistent with our record of shareholder engagement, will consider the outcome of the vote when making future compensation decisions.

In considering your vote, we invite you to review the Compensation Discussion and Analysis beginning on page 42 of this Proxy Statement. As described in the Compensation Discussion and Analysis, we believe that PepsiCo's executive compensation programs effectively align the interests of our executive officers with those of our shareholders by linking a significant portion of their compensation to PepsiCo's performance and by providing a competitive level of compensation designed to recruit, retain and motivate talented executives critical to PepsiCo's long-term success.

We are asking our shareholders to vote FOR, in an advisory vote, the following resolution:

"Resolved, the shareholders of PepsiCo approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the 2018 Summary Compensation Table, the other compensation tables and the related notes and narratives on pages 42-73 of this Proxy Statement for the 2019 Annual Meeting of Shareholders."

The Board has adopted a policy of providing annual advisory approvals of the compensation of our NEOs. The next advisory approval of executive compensation will occur at the 2020 Annual Meeting of Shareholders.

 **Our Board of Directors recommends that shareholders vote "FOR" the compensation of our Named Executive Officers.**

Executive Compensation

Compensation Discussion and Analysis

2018 PepsiCo Performance Highlights

In a year that was challenged by volatile macroeconomic conditions, PepsiCo delivered strong operating performance. Our performance was in line with or exceeded each of the following financial objectives we set at the beginning of 2018 amid a dynamic retail environment and competitive landscape, with continued shifts in consumer preferences. The performance metrics used in our executive incentive pay programs are linked to the following non-GAAP measures.[6]



Organic Revenue Growth[6]

3.7%

Goal: at least 2.3%[7]

Core Constant Currency EPS Growth[6]

9%

Goal: 9%

Free Cash Flow[6]

$6.3B

Goal: Approximately $6.0B

Core Net ROIC[6]

24.8%

Goal: 23.4%

Our TSR of -4.8% was slightly below median relative to our proxy peer group, but outperformed both Fortune 100 companies and the S&P 500 Index, where median TSR was below -7%.

We also made significant progress against our strategic priorities, each of which is a contributor to the creation of sustainable shareholder value over the long-term.


Innovation: We furthered our technology capability by growing new platforms, with innovation sales comprising 8% of net revenue. Our investments allowed PepsiCo to repurpose supply chain processes in emerging markets resulting in cost reductions, winning the Institute of Physics' 2018 Business Innovation Award.


Brand Building: Spending on advertising and marketing stands at over 6% of 2018 net revenue, delivering market share improvements, particularly across savory snacks in the U.S. and certain European markets, coupled with portfolio expansion through the acquisitions of SodaStream, Bare Foods Co. and Health Warrior, Inc.


Execution: For the third consecutive year, PepsiCo was ranked as the number-one, best-in-class manufacturer by the Kantar Retail annual U.S. PoweRanking® study, reinforcing PepsiCo's focus on helping customers succeed through outstanding product quality and world-class supply chain operations.


Digitalization: Growth in digital channels supported by the integration of e-commerce into business relationships, generating approximately $1.4 billion in annual retail sales, doubling in value since 2016. PepsiCo was also recognized as the 2018 recipient of the Walmart® Supplier of the Year for E-commerce Award.


Productivity: We delivered over $1 billion of productivity savings in 2018 to strengthen our beverage, food and snack businesses, remaining on track to successfully achieve our 2014 Multi-Year Productivity Plan objectives through 2019.


Long-Term Sustainability Goals: We continued to advance our global sustainability agenda, which witnessed the expansion of our safe drinking water program in 2018, in addition to focusing on a reduction in plastic usage, and we are well on our way to meet our 2025 sustainability objectives.


Cash Return to Shareholders: We again increased our annualized dividend and met our goal of returning approximately $7.0 billion in cash to shareholders through dividends and share repurchases.

---

[6] To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the Compensation Committee applies certain business performance metrics that are measured on a non-GAAP basis as compensation performance measures to both long-term and annual incentive awards. Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 52-58, 69 and 71 of PepsiCo's 2018 Annual Report on Form 10-K for the fiscal year ended December 29, 2018 for a more detailed description of the items excluded from these measures.

[7] PepsiCo updated its initial financial guidance during the third-quarter 2018 earnings release from a target growth rate in organic revenue of at least 2.3% to at least 3.0% over prior year.

PepsiCo's executive compensation programs are designed to align the interests of our executive officers with our shareholders:

- We provide market-competitive programs that enable PepsiCo to attract and retain highly talented individuals.
- Pay is directly linked to the achievement of performance goals designed to foster the creation of sustainable long-term shareholder value.
- Our pay-for-performance principles dictate that our executive officers should only receive target payouts when PepsiCo achieves its financial goals. For this reason, to the extent external guidance is communicated to shareholders at the beginning of the year, our Compensation Committee sets financial targets for incentive pay that are linked to such guidance.

CEO Transition

In August 2018, Ms. Nooyi, our Chief Executive Officer since 2006 and Chairman of the Board since 2007, announced plans to retire from PepsiCo in early 2019. Ms. Nooyi stepped down from her role as Chief Executive Officer and the Board of Directors appointed Mr. Laguarta as Chief Executive Officer and as a member of the Board of Directors, in each case effective October 3, 2018.

The Presiding Director together with the Nominating and Corporate Governance Committee Chair led the extensive internal and external talent search and selection efforts on behalf of the Board, with input from Ms. Nooyi throughout the process. Mr. Laguarta's proven leadership capability, decision-making experience, top-line growth vision and expertise in business and commercial operations across developed, developing and emerging markets, gained through over 20 years of PepsiCo experience in different geographies, made him the optimal candidate to succeed Ms. Nooyi as CEO, with the decision unanimously approved by the Board.

In connection with Mr. Laguarta's promotion to CEO, the Board approved an increase to his annual base salary from $900,000 to $1.3 million and his annual incentive target from 150% to 200% of base salary. The Board took numerous factors into consideration, such as compensation for newly-appointed CEOs and target pay of CEOs of our peer group. This recommendation places Mr. Laguarta's total compensation below the median of peer group CEO compensation, thereby providing room for future increases in target compensation assuming sustained performance and demonstrated leadership. The Board determined that this level of compensation would provide the appropriate incentives to drive PepsiCo's business performance and maximize the link with shareholder interests.

To facilitate a smooth and orderly transition, Ms. Nooyi continued to serve as Chairman of the Board until a date mutually determined by Ms. Nooyi and the Board. As a result of ongoing and extensive succession planning discussions, in January 2019, the Board of Directors elected Mr. Laguarta to serve as Chairman of the Board following Ms. Nooyi's retirement effective February 1, 2019. His role as Chairman and CEO provides a critical link between management and the Board, enabling the Board to perform its oversight role with the benefit of management's perspective.

Impact of 2018 PepsiCo Performance on CEO Pay

Chairman and CEO Pay Decisions

After stepping down as CEO, Ms. Nooyi's base salary and annual incentive target remained unchanged for the four months prior to her retirement on February 1, 2019. The Board deemed this appropriate given the short transition period and the criticality of a seamless transition, as Ms. Nooyi continued to lead and actively engage management and members of the Board in all aspects of the business. Upon Mr. Laguarta's appointment to Chairman of the Board, he received no salary adjustment or additional compensation.

Due to the partnership that existed throughout the year, and especially during the transition period, the Board evaluated the performance of both Ms. Nooyi and Mr. Laguarta through a holistic assessment of PepsiCo's operating results and their progress against PepsiCo's strategic priorities, with a heavy emphasis on performance versus the predetermined and objectively measured financial goals approved by the Compensation Committee.

The Board also assessed Mr. Laguarta's performance based on his achievements in shaping our overall corporate strategy and leading our worldwide productivity agenda as President, PepsiCo, for the first nine months of 2018.

Performance highlights under Ms. Nooyi and Mr. Laguarta's leadership in 2018 include:

Operational 	• Enhancing portfolio through breakthrough innovation, achieving more than $200 million in measured retail sales for LIFEWTR and expanding PepsiCo's presence with Drinkfinity, Spire and Aquafina water stations. • Contributing to top-line growth and household penetration in North America through creative brand marketing, launching Doritos Blaze, RUFFLES Mozzarella n' Marinara and Stacy's Cheese Petites. • Expanding Lay's Oven Baked to over 30 markets, Lay's Poppables to 6 markets and Pepsi Black under the Zero Sugar and Max trademarks to over 80 markets, leading to top-line business results. • Acquiring SodaStream, expanding PepsiCo's *beyond the bottle* market presence, bringing healthy, convenient and environmentally-friendly beverage alternatives to consumers across the globe.
Leadership 	• Leveraging scale in the international space by improving the coordination of commercial activities across markets. • Providing leadership to support European refranchising efforts in Czech Republic, Hungary and Slovakia, shifting focus from production to the execution of PepsiCo's growth strategy. • Successfully completing a well-executed and seamless leadership transition, resulting in no business disruption.
People and Planet 	• Continuing to develop a diverse, inclusive and engaged workforce that reflects global communities where we do business, while striving to achieve gender parity in management roles and pay equity for women. • Initiating disaster relief efforts in communities PepsiCo serves across the globe, including Texas, Florida, Puerto Rico, Mexico, Ecuador, China and the Philippines. • Investing in sustainable farming measures in countries, such as India, as a means of sourcing agricultural ingredients responsibly to reinforce the importance of PepsiCo's 2025 sustainability agenda. • Expanding a number of initiatives to reduce the amount of plastics we use, recycle and reuse the plastics we produce, and reinvent our plastic packaging.

In recognition of her achievements during the 2018 fiscal year and her successful transition to Mr. Laguarta, Ms. Nooyi was awarded an annual cash incentive of $4.97 million, which was lower than her 2017 annual incentive. Notwithstanding her significant accomplishments in 2018, due to her retirement, Ms. Nooyi did not receive a 2019 Long-Term Incentive ("**LTI**") award.

In recognition of his achievements during the 2018 fiscal year and in connection with his promotion to CEO, Mr. Laguarta was awarded an annual cash incentive of $1.8 million. Mr. Laguarta's annual incentive award increased from 2017 as a result of his expanded responsibilities. In addition, Mr. Laguarta was granted a 2019 LTI award with a grant date value of $10.0 million. The actual payout Mr. Laguarta will realize on his 2019 LTI award will depend upon achievement of critical operating and relative stock performance targets established by the Compensation Committee for the 2019-2021 performance period. The Board maintained Mr. Laguarta's annual base salary of $1.3 million and his annual incentive target at 200% of base salary for 2019.

 

Chairman and CEO Pay-For-Performance Alignment

The PepsiCo TSR shown in the table below illustrates the year-to-year return, including stock price appreciation and reinvested dividends, on PepsiCo's Common Stock on a calendar year basis, indexed to a 2013 base year. As a comparison, the median TSR generated by PepsiCo's peer group is depicted below, indexed to a 2013 base year. The table also illustrates PepsiCo's year-to-year Core Constant Currency EPS Growth[2] on a fiscal year basis, adjusted for payout linked to our incentive plans and indexed to a 2013 base year.



(1) The above chart is different than the 2018 Summary Compensation Table on page 59 of this Proxy Statement. SEC rules require disclosure of stock-settled awards in the year granted and disclosure of cash-settled awards in the year in which the relevant performance criteria are satisfied, whether or not payment is actually made in that year. Consistent with these rules, Ms. Nooyi and Mr. Laguarta's 2018 compensation reflected in the 2018 Summary Compensation Table includes the Performance Stock Units ("**PSUs**") granted in 2018 and their respective Long-Term Cash ("**LTC**") Awards granted in 2016, which is based on performance over the 2016-2018 performance period and paid out in March 2019. Mr. Laguarta's total compensation is below the median of peer group CEO compensation, thereby providing room for future increases in target compensation assuming sustained performance and demonstrated leadership.

(2) Please refer to Appendix A of this Proxy Statement for a description and reconciliation of this non-GAAP compensation performance measure relative to the reported GAAP financial measure. In calculating this compensation performance measure, PepsiCo's 2018 core constant currency EPS growth was adjusted to exclude certain gains associated with the sale of assets and insurance claims and settlement recoveries and PepsiCo's 2016 core constant currency EPS growth was adjusted to exclude the impact of the Venezuela deconsolidation that occurred in 2015.

(3) TSR based on stock price appreciation and reinvested dividends of PepsiCo's peer group in effect for each performance year.

(4) LTI awards for the 2018 performance year consist of PSUs (66%) and LTC Awards (34%) at target under our current LTI program design (further described in the "Long-Term Incentive Awards" section on page 51 of this Proxy Statement) and differ from the value reported in the 2018 Summary Compensation Table under the SEC rules. PSU and LTC Award values for each performance year are approved by the Board and granted the following year. For example, the PSU and LTC Award values for the 2018 performance year are the 2019 LTI awards that were approved by the Board and granted in 2019. The table excludes the special PSU award that was granted to Mr. Laguarta in 2018.

Strong Compensation Governance

The Compensation Committee oversees the executive compensation program and evaluates the program against competitive practices, legal and regulatory developments and corporate governance trends. The Compensation Committee has incorporated the following market-leading governance features into our program.

What We Do	What We Don't Do
⊕ **Comprehensive clawback policy:** PepsiCo has a robust clawback policy, providing the right to cancel and recoup granted, earned and vested awards, wholly or partly, with a look-back period in the event of misconduct.	⊗ **No employment agreements:** None of our executive officers have an employment agreement, separation or change-in-control agreement.
⊕ **Double trigger vesting:** LTI awards provide for accelerated vesting only if an executive is involuntarily terminated without cause or resigns for good reason within two years of a change-in-control or if the awards are not assumed by the acquirer.	⊗ **No supplemental executive retirement plans:** We do not have any supplemental executive retirement plans, as our NEOs participate in the same pension programs as other similarly situated employees.
⊕ **Responsible share usage:** Share utilization is below our peer group median due to our responsible usage of shares under the LTI Plan.	⊗ **No tax gross-ups:** We do not provide tax gross-ups on perks or benefits except in the case of standard expatriate tax equalization benefits available to all similarly situated employees.
⊕ **Rigorous stock ownership requirements:** Executive officers are required to own PepsiCo stock worth two to eight times their base salary (depending on position), with holding requirements extended for 12 months beyond employment.	⊗ **No hedging and pledging:** Under our insider trading policy, executive officers are prohibited from hedging and pledging Company stock.
⊕ **Rigorous incentive targets:** Targets for performance metrics are linked to the financial goals communicated to shareholders.	⊗ **No resetting of financial targets:** We do not reset internal incentive targets used to determine performance-based award payouts once established at the beginning of the performance period.
⊕ **Risk mitigation:** Our compensation programs include balanced performance metrics, clawback provisions and an oversight process to identify risk.	⊗ **No repricing:** We do not reprice stock option awards and our plans expressly forbid exchanging underwater options for cash.

Engagement with Our Shareholders

PepsiCo has a longstanding practice of engaging with shareholders on executive compensation matters. In the two-month period before the 2018 Annual Meeting of Shareholders, we contacted our 75 largest shareholders, representing over 46% of our outstanding shares of Common Stock, offering to discuss a broad range of topics, including executive compensation. Subsequent to the 2018 Annual Meeting, we continued our outreach efforts to develop a better understanding of the feedback received from shareholders.

Our Compensation Committee considered shareholder feedback in its annual review of program components, targets and payouts to maintain awareness of emerging executive compensation practices, ensure the continued strength of our pay-for-performance alignment and sustain strong shareholder support.

92%

At our 2018 Annual Meeting, shareholders again showed strong support for our executive compensation programs with 92% of the votes cast approving our advisory resolution.

The Compensation Committee determined to maintain the core structure of our overall executive compensation program for 2019, taking into account:

- the strong support demonstrated by our shareholders on our advisory resolution on executive compensation at the 2018 Annual Meeting,
- feedback during individual meetings with shareholders; and
- the significant changes made to our LTI program in 2016.

Our Named Executive Officers

This Compensation Discussion and Analysis describes the compensation of the following NEOs:

Name and Title	
Indra K. Nooyi	Former Chairman of the Board and CEO, PepsiCo[1]
Ramon Laguarta	Chairman of the Board and CEO, PepsiCo[2]
Hugh F. Johnston	Vice Chairman, Executive Vice President ("**EVP**") and Chief Financial Officer ("**CFO**"), PepsiCo
Albert P. Carey	CEO, North America[3]
Laxman Narasimhan	Global Chief Commercial Officer, PepsiCo and CEO, Latin America[4]
Silviu Popovici	CEO, Europe Sub-Saharan Africa ("**ESSA**")[5]

(1) Ms. Nooyi served as CEO until October 3, 2018 and Chairman of the Board until February 1, 2019.
(2) Mr. Laguarta served as President, PepsiCo until October 3, 2018 when he was promoted to CEO, and assumed the role of Chairman of the Board on February 1, 2019.
(3) Mr. Carey served as CEO, North America until January 1, 2019 and is expected to retire at the end of March 2019.
(4) Mr. Narasimhan was promoted to Global Chief Commercial Officer, PepsiCo in February 2019. He served as CEO, ESSA until February 2019 and will serve as CEO, Latin America on an interim basis until May 1, 2019. This Compensation Discussion and Analysis and compensation-related tables that follow discuss compensation and accomplishments for Mr. Narasimhan during 2018 while serving as CEO, Latin America, Europe and Sub-Saharan Africa.
(5) Mr. Popovici served as President, ESSA until February 2019 when he was promoted to CEO, ESSA. This Compensation Discussion and Analysis and compensation-related tables that follow discuss compensation and accomplishments for Mr. Popovici during 2018 while serving as President, ESSA.

2018 Target Pay Mix for Named Executive Officers

To align pay levels for NEOs with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives. Pay composition is consistent between both Ms. Nooyi, former Chairman and CEO, and Mr. Laguarta, current Chairman and CEO, where approximately 91% of target pay remains at-risk.



Chairman and CEO Target Pay Mix
Performance-Based Compensation 91%

Base Salary **9%**
Annual Incentive **19%**
Long-Term Incentive **72%**



NEO Average Target Pay Mix (Excluding Chairman and CEO)
Performance Based Compensation 86%

Base Salary **14%**
Annual Incentive **22%**
Long-Term Incentive **64%**

Components of Our Executive Compensation Program

The primary components of our executive compensation programs, summarized in the following table, ensure that pay is directly linked to the creation of sustainable long-term shareholder value.

Type	Component	Objective
Fixed Compensation	**Base Salary**	• Provide market-competitive fixed pay reflective of an executive officer's role, responsibilities and individual performance in order to attract and retain top talent
Performance-Based Compensation	**Annual Incentive**	• Drive Company and business unit performance, including revenue growth, profitability and free cash flow • Deliver individual performance against specific business imperatives, such as improving operating efficiencies, driving sustainable innovation, increasing customer satisfaction and developing a diverse and talented workforce
	Long-Term Incentive	• Align executive officers' rewards with returns delivered to PepsiCo's shareholders • Incentivize achievement of long-term value creation through stock performance objectives and critical operating performance objectives over a three-year period

Base Salary

The Compensation Committee annually reviews the salaries of our NEOs. Annual salary increases are not automatic or guaranteed. When considering any adjustments, the Compensation Committee takes into account market data, internal pay equity, job responsibilities and individual performance.

In September 2018, Mr. Johnston's base salary was increased by 5% to support continuity of leadership in light of our CEO transition. Mr. Laguarta's base salary was increased by 44% effective October 2018 due to his appointment to CEO.

The base salaries paid to our NEOs in fiscal year 2018 are presented in the 2018 Summary Compensation Table on page 59 of this Proxy Statement.

Name	Base Salary as of 2017 Fiscal Year-End ($000)	Base Salary as of 2018 Fiscal Year-End ($000)	Percentage Increase
Indra K. Nooyi	1,700	1,700	0%
Ramon Laguarta	900	1,300	44%
Hugh F. Johnston	950	1,000	5%
Albert P. Carey	1,000	1,000	0%
Laxman Narasimhan	900	900	0%
Silviu Popovici	700	700	0%

Effective February 2019, Mr. Narasimhan's base salary was increased to $950,000 as a result of his promotion to Global Chief Commercial Officer, PepsiCo and CEO, Latin America, and Mr. Popovici's base salary was increased to $750,000 in connection with his promotion to CEO, ESSA.

2018 Annual Incentive Award

We provide annual cash incentive opportunities to our NEOs under the PepsiCo, Inc. Executive Incentive Compensation Plan ("**EICP**"). Awards granted under the EICP are designed to drive Company, business unit and individual performance.

When determining the actual annual incentive award payable to each executive officer, the Compensation Committee considers both business and individual performance. The graphic below illustrates the weighting of performance metrics for each NEO, with the exception of both the former and current Chairman and CEO. The annual cash awards for Ms. Nooyi and Mr. Laguarta are determined by the Compensation Committee and the independent members of the Board based on a holistic assessment of the Company's performance and their leadership.



 

Business Performance Metrics. Our annual incentive program applies metrics that executives directly influence to ensure a link between annual performance and actual incentive payments. The performance measures used in the annual incentive program relate to Company-wide performance or business-unit performance depending on the NEO's position and scope of responsibility. The 2018 performance metrics which make up the Business Performance weighting of the annual incentive award are listed in the table below for each NEO:

	Indra K. Nooyi PepsiCo	Ramon Laguarta PepsiCo[1]	Hugh F. Johnston PepsiCo	Albert P. Carey North America	Laxman Narasimhan Latin America and ESSA	Silviu Popovici ESSA
Organic Revenue Growth[8]	●	●	●	●	●	●
Free Cash Flow Excluding Certain Items[8]	●	●	●	●	●	●
Core Constant Currency EPS Growth[8]	●	●				
Core Net ROIC Improvement[8]	●	●				
Core Constant Currency Net Income Growth[8]			●			
Core Constant Currency Operating Profit Growth[8]				●	●	●

(1) Effective October 3, 2018, Mr. Laguarta was promoted from President, PepsiCo to CEO. Therefore, Mr. Laguarta's 2018 full-year bonus is based on a holistic assessment of achievements against key financial and strategic objectives, similar to Ms. Nooyi.

As part of PepsiCo's 2025 sustainability agenda, we announced a 2025 target for the rate of sales growth of what we refer to as our "Everyday Nutrition" products to outpace the rate of sales growth in the balance of our product portfolio. To advance our portfolio to meet the evolving needs of consumers across the globe, the annual incentive program rewards NEOs with up to an additional 15% of target bonus in the event "Everyday Nutrition" goals are achieved.

Business Results. In determining annual incentive awards for 2018, the Compensation Committee considered actual Company performance against the pre-established performance targets noted in the table below. Our NEOs' performance targets were set at levels linked to the financial goals we set at the beginning of 2018. This ensures that our NEOs are motivated to deliver on our financial goals communicated to shareholders.

Performance Metrics[9]	Communicated Goals	Performance Targets	Actual Results
Organic Revenue Growth	At least 2.3%[1]	3.6%	3.7%
Free Cash Flow[2]	Approximately $6.0B[2]	$7.1B[2]	$7.6B[2]
Core Constant Currency EPS Growth	9%	9%	9%
Core Net ROIC Improvement	+50bps	+50bps	+190bps[3]
Core Constant Currency Net Income Growth	[4]	8.3%	8%

(1) PepsiCo updated its initial financial guidance during the third-quarter 2018 earnings release from a target growth rate in organic revenue of at least 2.3% to at least 3.0% over prior year.
(2) Performance metric and communicated goal is the financial objective communicated at the beginning of the year (Free Cash Flow). Performance Targets and Actual Results are the compensation performance measure (Free Cash Flow Excluding Certain Items).
(3) Includes impact of SodaStream acquisition; Core Net ROIC Improvement is +230bps excluding the SodaStream acquisition.
(4) PepsiCo does not publicly disclose net income goals because such disclosure would result in competitive harm to PepsiCo.

In determining annual bonus payouts, the Compensation Committee considered actual business results relative to the performance targets outlined in the table above, in addition to other quantitative and qualitative factors including the impact of share repurchases on financial results.

PepsiCo's "Everyday Nutrition" and business unit performance targets, which were intended to be challenging, are not disclosed because such disclosure would result in competitive harm to PepsiCo. These targets were set at levels necessary to deliver our financial goals communicated to shareholders.

Individual Performance Metrics. The Compensation Committee evaluates individual performance based on metrics related to an individual's contribution to PepsiCo's strategic business imperatives, such as improving operating efficiencies, driving sustainable innovation, increasing customer satisfaction and managing and developing a diverse and talented workforce. The strategic business imperatives are intended to be challenging. They can be both qualitative and quantitative and vary for each executive officer.

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[8] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP compensation performance measures relative to reported GAAP financial measures.

[9] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 52-58, 69 and 71 of PepsiCo's 2018 Annual Report on Form 10-K for the fiscal year ended December 29, 2018 for a more detailed description of the items excluded from these measures.



NEO Performance Summary. In determining annual incentive awards for 2018, the Compensation Committee considered the following accomplishments by all NEOs, other than the former and current Chairman and CEO who are discussed earlier. Note that Mr. Carey did not receive a 2019 LTI award due to his expected retirement in early 2019.

	NEO Performance	Compensation Decisions ($000)

Hugh F. Johnston
Vice Chairman, EVP and CFO, PepsiCo
	• During 2018, Mr. Johnston's financial stewardship was critical to PepsiCo delivering on all key financial objectives we set at the beginning of 2018, enabling PepsiCo to increase its dividend for the 46th consecutive year in 2018, returning $6.9 billion in cash to shareholders through dividends and share repurchases.
	• In addition, under Mr. Johnston's leadership:
	  - PepsiCo's e-commerce business grew by 50% in 2018 to approximately $1.4 billion in annual retail sales.
	  - PepsiCo continued to greatly enhance its information technology capabilities.
		Percent of Target: 109%
		
		$1,000 — Base Salary
		$1,648 — 2018 Annual Incentive Award
		$6,250 — 2019 LTI Award[11]

Albert P. Carey CEO, North America	Our North American businesses, under Mr. Carey's leadership, faced some headwinds in 2018 which led to mixed results. • Frito-Lay North America ("**FLNA**") delivered solid organic revenue growth[10], with the business leading retail sales growth in the U.S. among major consumer packaged goods companies. • Quaker Foods North America ("**QFNA**") organic revenue[10] was negatively impacted by continued slowdown in category growth; nonetheless, QFNA was able to grow market share in our core hot cereal category. • North America Beverages ("**NAB**") had a challenging year with organic revenue up only 0.5%[10] for the year in a highly competitive marketplace; but the business finished with good momentum, accelerating organic revenue[10] growth during the third and fourth quarter, supported by stepped-up investments in media and successful product innovations, including bubly and Gatorade Zero. • Operating performance across North America was dampened by higher than expected inflation on commodities and transportation.	**Percent of Target: 84%** $1,000 — Base Salary $1,261 — 2018 Annual Incentive Award $0 — 2019 LTI Award
Laxman Narasimhan Global Chief Commercial Officer, PepsiCo and CEO, Latin America	Mr. Narasimhan's leadership in both Latin America and ESSA in 2018 was paramount to the delivery of high-single-digit organic revenue growth.[10] • Latin America results were solid with 8% organic revenue growth[10] and 13% core constant currency operating profit growth[10], despite inflation in key markets. • ESSA delivered growth in core constant currency operating profit[10] (as described below) and 7% organic revenue growth[10] as a result of strong business performance in Germany, Poland, South Africa, Turkey and especially Russia[10], which was challenged by a deflationary dairy industry.	**Percent of Target: 113%** $900 — Base Salary $1,529 — 2018 Annual Incentive Award $5,088 — 2019 LTI Award[11]
Silviu Popovici CEO, ESSA	Mr. Popovici delivered solid top-line and bottom-line results in light of political uncertainty and macroeconomic volatility in certain markets across the sector. • Under Mr. Popovici's leadership, global brands continued to expand across Eastern Europe and the Nordics with the introduction of lime and cherry-cola flavors, while market share performance was solid across our savory snacks categories. • ESSA was instrumental in the delivery of productivity savings that were reinvested in new capabilities and efficiencies, leading to growth in core constant currency operating profit by 11%.[10]	**Percent of Target: 109%** $700 — Base Salary $1,139 — 2018 Annual Incentive Award $3,000 — 2019 LTI Award[11]

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[10] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures, and to pages 52-58, 69 and 71 of PepsiCo's 2018 Annual Report on Form 10-K for the fiscal year ended December 29, 2018 for a more detailed description of the items excluded from these measures.

[11] The 2019 Long-Term Incentive award consists of 66% PSUs and 34% LTC. The award payout will depend upon achievement of critical operating and relative stock performance targets established by the Compensation Committee for the 2019-2021 performance period.

 

Long-Term Incentive Awards

Beginning with the 2016 LTI award, we made significant changes to our LTI program, intended to simplify and better balance our mix of cash- and equity-based incentives, and to ensure that the entirety of the annual LTI opportunity is strongly performance-based. This design ensures an appropriate level of focus on successfully attaining critical operating goals and sustained appreciation in shareholder value relative to our peers. Actual payouts associated with the 2016 LTI award represent the first under the refreshed executive compensation design.

PepsiCo's LTI program is 100% performance-based. Awards granted include two distinct components: PSUs and LTC Awards. Each executive's target grant value is based on his or her role. Target grant values can be modified to be between 0% and 125% based on long-term individual performance. Awards vest after three years if the executive is still employed with us.



Performance Stock Units
66%
Based on operating metrics: core constant currency EPS growth and core net ROIC improvement

Long-Term Cash
34%
Based on TSR relative to proxy peer group

Performance Stock Units

The PSUs incentivize our executive officers to focus on critical operating performance objectives that we believe will translate to sustainable shareholder returns over the long-term. The PSUs will pay out in PepsiCo shares, plus dividends accrued over the vesting period on earned shares.

50% weighting	**Earnings Per Share** **3-year average of annual core constant currency EPS growth rates** A metric followed by shareholders that incorporates key elements of financial success, including top-line growth in revenue, expense control, the effectiveness of investments made in the business over time, and bottom-line profitability.
+	
50% weighting	**Return on Invested Capital** **3-year cumulative increase in core net ROIC** A key metric that aligns with our financial goals communicated to shareholders to improve both capital spending and working capital management, enabling us to continue to improve the efficiency of our asset base.
=	
Payout	**0 - 175% of Target**

Long-Term Cash Award

The LTC Award focuses on relative TSR performance, strengthening alignment with long-term shareholder value creation. The LTC Award is denominated and will pay out in cash, reflecting PepsiCo's responsible use of shares under our LTI program.

0 - 200%	**Relative TSR Performance** **TSR performance relative to our proxy peer group over a 3-year performance period** PepsiCo's 3-year TSR ranking: Threshold 25%ile Target Median Max 100%ile Payout: 50% 100% 200% *Target payout requires us to deliver positive 3-year TSR. Linear interpolation is used when ranking falls between percentages shown.*
Payout	**0 - 200% of Target**

Long-Term Incentive Award Payouts

2016 PSU Payout

As a result of strong three-year core constant currency EPS and core net ROIC performance, the 2016 PSUs paid out 67.5% above target.

3-Year Average Core Constant Currency EPS Growth[12]



Actual Result: 9.3%
Threshold
5.3%
Target
7.3%
Max
9.8%
40%
Payout
100%
Payout
175%
Payout

- PepsiCo's three-year (2016-2018) average core constant currency EPS growth[12] compensation performance measure of 9.3% exceeded the target of 7.3% set by the Compensation Committee in March 2016.
- In calculating this compensation performance measure, PepsiCo's 2018 core constant currency EPS growth was adjusted to exclude certain gains associated with the sale of assets and insurance claims and settlement recoveries and PepsiCo's 2016 core constant currency EPS growth was adjusted to exclude the impact of the Venezuela deconsolidation that occurred in 2015.

3-Year Core Net ROIC Improvement[12]



Actual Result: +560 bps
Threshold
+50bps
Target
+150 bps
Max
+300 bps
50%
Payout
100%
Payout
175%
Payout

- PepsiCo's actual three-year (2016-2018) core net ROIC[12] compensation performance measure improved from 19.6% to 25.2% over the three-year performance period, a 560bps increase that exceeded the 150bps target set by the Compensation Committee in March 2016.
- In calculating this compensation performance measure, PepsiCo's 2018 core net ROIC improvement was adjusted to exclude the impact of the SodaStream acquisition.

Name	PSUs Granted	PSUs Earned	Payout Above Target
Indra K. Nooyi	90,228	151,132	+67.5%
Ramon Laguarta	22,975	38,483	+67.5%
Hugh F. Johnston	35,089	58,774	+67.5%
Albert P. Carey	33,685	56,422	+67.5%
Laxman Narasimhan	24,019	40,232	+67.5%
Silviu Popovici(1)	2,127	3,563	+67.5%

(1) Mr. Popovici was only eligible for a limited number of PSUs granted in 2016 as he was not an executive officer at the time.

2016 Long-Term Cash Award Payout

The 2016 LTC Award paid out at 6% above target in light of our total return to shareholders, including dividends, outperforming the median of our proxy peer group over the three-year performance period.

3-Year Relative TSR Percentile vs. Proxy Peer Group



Actual Result: 53rd %ile
Threshold
25th %ile
Target
50th %ile
Max
100th %ile
50%
Payout
100%
Payout
200%
Payout

- Based on PepsiCo's TSR of 20.9% for the three-year performance period ended on December 31, 2018, PepsiCo ranked at the 53rd percentile relative to our proxy peer group.

Name	LTC Granted ($000)	LTC Earned ($000)	Payout Above Target
Indra K. Nooyi	4,590	4,865	+6%
Ramon Laguarta	1,169	1,239	+6%
Hugh F. Johnston	1,785	1,892	+6%
Albert P. Carey	1,714	1,816	+6%
Laxman Narasimhan	1,222	1,295	+6%
Silviu Popovici(1)	0	0	Not Applicable

(1) Mr. Popovici was not eligible for any LTC Award granted in 2016 as he was not an executive officer at the time.

[12] Please refer to Appendix A to this Proxy Statement for a description and reconciliation of these non-GAAP compensation performance measures relative to reported GAAP financial measures.



Special PSU Awards

Special PSU Award Grants

The Compensation Committee recognizes that retention of highly qualified leaders is critical to PepsiCo's continued strong performance and successful succession planning. Due to the breadth and depth of expertise they have gained through their PepsiCo careers, PepsiCo's senior leaders are often considered for senior roles outside of PepsiCo. Each year, the CEO presents an extensive analysis to the Compensation Committee that addresses talent retention considerations, taking into account the demonstrated performance and future potential of each senior officer, as well as the competitive landscape for executive talent and business disruption likely to be caused by unplanned attrition.

As a result of this analysis, the Compensation Committee selectively grants special performance-based awards to talented leaders critical to our business continuity and growth. Taking into account the leadership transitions that occurred towards the end of 2017 with Mr. Laguarta's appointment to President, PepsiCo, followed by Mr. Popovici's appointment to President, ESSA, the Board of Directors granted Mr. Laguarta and Mr. Popovici each a special PSU award on March 1, 2018.

As disclosed in last year's Proxy Statement, Mr. Laguarta received a special PSU award of 36,782 shares (at target) with a vesting date of March 1, 2022. Mr. Popovici, who was not previously a named executive officer, received a special PSU award of 13,793 shares (at target) with a vesting date of March 1, 2021. Both awards will be earned over a three-year performance period (2018-2020) based on the achievement of three separate annual performance targets determined by the Compensation Committee each year.

The ultimate payout for each of these awards will be calculated based on the average of the attainments for each of the three performance periods and can be earned between 0% to 125% of target, having no value to the executive unless the executive remains employed with PepsiCo for the relevant vesting period and the specified performance criteria are met. The awards are forfeited if the executive retires or terminates employment prior to the end of the vesting period or if the underlying performance goals are not attained.

For 2018, the targets related to PepsiCo and ESSA "Everyday Nutrition" revenue growth for Mr. Laguarta and Mr. Popovici, respectively. The PepsiCo target was not achieved, while the ESSA target was achieved at approximately 55% of target. For 2019 and 2020, consistent with our articulated strategy to become the global leader in convenient foods and beverages and increasing the appeal of our portfolio by reducing added sugars, sodium and saturated fats and adding more positive ingredients, the Compensation Committee determined it would be more appropriate to focus Messrs. Laguarta and Popovici on top-line growth goals for our entire portfolio, of which products meeting the criteria above continue to be an important component.

Special PSU Award Payout

Mr. Johnston was granted a special performance-based award in July 2013 to support the critical delivery of financial goals communicated to shareholders. The award was structured to pay out based on the appreciation of shareholder value for the 2013-2016 performance period, with an additional two-year vesting requirement following the performance period.

In September 2016, the Compensation Committee certified the achievement of the three-year performance goals applicable to the special PSU award granted to Mr. Johnston. Based on PepsiCo's TSR performance relative to the S&P 500, Mr. Johnston's PSUs were earned at 108% of target and 62,427 shares were delivered to him in July 2018.

Retirement and Benefit Programs

Pension and Post-Retiree Medical

- Our NEOs participate in the same retirement programs as other similarly situated employees and receive no enhancements in determining their benefits versus other employees.

- PepsiCo maintains defined benefit pension plans for the majority of U.S. salaried employees hired before January 1, 2011 and defined contribution plans for U.S. salaried employees hired in 2011 and later.

- A separate retirement plan is also maintained for certain employees working outside the U.S. who are unable to participate in their home country plans.

- Details for participating executive officers are described in the "2018 Pension Benefits" section beginning on page 65.

- Our NEOs are also eligible for retiree medical coverage on the same terms as other similarly situated employees.

- No NEOs were provided enhanced coverage, such as executive life insurance.

Health and Mobility Benefits

- Executive officers receive the same healthcare benefits as other similarly situated employees.

- U.S.-based medical benefits are the same for all participants in the Company's healthcare program; however, our executive officers are required to pay two to three times as much as non-executive employees for their coverage.

- International medical benefit plans vary, but executives typically receive the benefits offered in the relevant broad-based plan.

- PepsiCo's global mobility program facilitates the assignment of global talent to positions in other countries by minimizing any financial detriment or gain to the employee from an international assignment.

- In 2018, Mr. Popovici started participating in the mobility program while on assignment in Switzerland, and Mr. Laguarta transitioned off the mobility program following his relocation from Switzerland to the U.S.

- Executive officers who relocate are supported under the mobility program available to all PepsiCo salaried employees, reimbursement for relocation expenses, such as household goods shipment, and applicable taxes associated with moving.

Perquisites

- Consistent with our pay-for-performance philosophy, we limit executive perquisites to a Company car allowance, an annual physical and limited personal use of Company aircraft.

- Based on an independent security study, the Compensation Committee generally requires the CEO to use Company aircraft to enhance personal safety and to increase time available for business purposes.

- Certain executive officers may also be required to use Company ground transportation.

- Certain exceptions allow the use of commercial aviation provided that the PepsiCo Global Security Team has assessed the risk and trip itinerary in advance, establishing a travel security protocol.

- Executives are fully responsible for their personal income tax liability associated with personal use of Company aircraft.

- Executive officers, other than the CEO, must reimburse PepsiCo for the full variable operating cost of personal flights in excess of a limited number of hours per year as established by the Compensation Committee.

- Personal use of Company ground transportation and Company aircraft for executive officers other than the CEO must be approved by the CEO on a case-by-case basis.

Executive Income Deferral

- Under the PepsiCo Executive Income Deferral Program (the "**EIDP**"), most U.S.-based executives can elect to defer up to 75% of their base salary and up to 100% of their annual cash incentive awards into phantom investment funds on a tax-deferred basis.

- Executives may elect to have their deferral accounts notionally invested in market-based funds, including the PepsiCo Common Stock Fund.

- The EIDP does not guarantee a rate of return, does not match deferrals and none of the funds provide "above market" earnings.

- The EIDP is a non-qualified and unfunded program in which account balances are unsecured and at risk, with its material features described in the "2018 Non-Qualified Deferred Compensation" section beginning on page 68.

 

Peer Group

The Compensation Committee utilizes a peer group to evaluate whether executive officer pay levels are aligned with Company performance on a relative basis. The Compensation Committee primarily identifies companies that are of comparable size (based on revenue and market capitalization), maintain strong consumer brands, have an innovative culture, compete with PepsiCo for executive talent and/or possess significant international operations. There were no changes to our peer group during the 2018 performance year.

PepsiCo 2018 Compensation Peer Group

The 3M Company	International Business Machines Corp.	Pfizer Inc.
Anheuser-Busch InBev SA/NV	Johnson & Johnson	The Procter & Gamble Company
Apple, Inc.	The Kraft Heinz Company	Starbucks Corporation
The Coca-Cola Company	McDonald's Corporation	Unilever PLC
Colgate-Palmolive Company	Microsoft Corporation	United Parcel Service, Inc.
Danone S.A.	Mondelēz International, Inc.	Walmart Inc.
General Electric Company	Nestlé S.A.	The Walt Disney Company
General Mills, Inc.	Nike, Inc.	

PepsiCo vs. Peer Group



*   Based on the four fiscal quarters ended prior to December 29, 2018 and publicly available as of March 1, 2019   ● = PepsiCo's position
**   Based on 2018 year-end

Governance Features of Our Executive Compensation Programs

We believe that PepsiCo's compensation programs should ensure that our executives remain accountable for business results and take responsibility for the assets of the business and its employees. Consistent with this objective, our Board of Directors has incorporated strong governance features into our executive compensation programs.

Risk Mitigation

PepsiCo's executive compensation programs include features intended to discourage employees from taking unnecessary and excessive risks that could threaten the financial health and viability of the Company.

			
Balanced Performance Metrics	**Accountability for Prior Business Unit Results**	**Emphasis on Long-Term Shareholder Value Creation**	**Clawback Provisions**
The annual incentive program utilizes balanced financial metrics consisting of top-line metrics (such as organic revenue), bottom-line metrics (such as operating profit) and metrics designed to enhance capital management (such as cash flow). Annual metrics for all NEOs, with the exception of the Chairman and CEO, differ from those used to determine LTI award payouts.	A portion of the annual incentive award for any executive officer who assumes a new leadership position in a different business unit is determined based on the prior business unit's results.	LTI awards are the most significant element of executive officer pay and focus executives on creating long-term shareholder value, measured in terms of delivering exceptional long-term operating results and stock price changes relative to a comparator group.	Under PepsiCo's annual incentive, LTI and executive deferral programs, the Company has the right to cancel and recoup awards and gains from an executive in certain circumstances, such as if he or she engages in gross misconduct, violates applicable non-compete provisions, or causes or contributes to the need for an adjustment to the Company's financial results through gross negligence or misconduct.

Stock Ownership Requirements

Under PepsiCo's stock ownership guidelines, executive officers are required to own shares of PepsiCo Common Stock equal in value to a specified multiple of their annual base salary, as set forth below:



CEO	8x annual salary
CFO, President and Business Unit CEOs	4x annual salary
All Other Executive Officers	2x annual salary

Shares of PepsiCo Common Stock or equivalents held by the executive officer (or immediate family members) in the 401(k) plan, in a deferred compensation account, or in a trust for the benefit of immediate family members count towards satisfying the requirement. Unexercised stock options and unvested PSUs and Restricted Stock Units ("**RSUs**") granted under the LTI Plan do not count towards satisfying the applicable stock ownership requirement.

Executive officers have five years from the date they first become subject to a particular level of stock ownership to meet the stock ownership requirement. Immediately prior to Mr. Laguarta's promotion from President to CEO in October 2018, he held shares and share equivalents of PepsiCo Common Stock of 5.7 times his base salary, exceeding the 4x ownership requirement at that time. With his promotion, Mr. Laguarta will be required to own PepsiCo Common Stock equal to 8x his current annual salary of $1,300,000 and he continues to be well-positioned to meet this new requirement within the five-year period from his promotion to CEO.

All of PepsiCo's executive officers have met or are on track to meet their ownership requirements within the five-year period.

Executive officers who terminate or retire from PepsiCo are required to continue to hold 100% of the shares needed to meet the applicable level of stock ownership until at least six months after termination or retirement and to continue to hold at least 50% of the shares needed to meet the applicable level of stock ownership until at least twelve months after termination or retirement. Following Ms. Nooyi's retirement from the Company, she continues to meet the stock ownership requirements in accordance with PepsiCo's guidelines.

Share Retention Policy

To ensure that our executive officers exhibit a strong commitment to PepsiCo stock ownership, the Board adopted a Share Retention Policy in 2002. The policy limits the proceeds that an executive officer may receive in cash upon exercise of stock options during each calendar year to 20% of the aggregate value of all of the executive officer's in-the-money vested stock options. Any proceeds in excess of this 20% limit must be held in shares of PepsiCo Common Stock for at least one year after the date of exercise. In addition, executive officers are required to hold at least 50% of the shares, net of applicable tax withholding, received upon the vesting and payout of PSUs in furtherance of PepsiCo's stock ownership guidelines.

Executive officers who maintain the required level of stock ownership are exempt from the Share Retention Policy.

No Employment Contracts

None of our NEOs have an employment contract or separation agreement, and we do not maintain formal programs or policies that guarantee cash severance or continued access to health and welfare benefits in the event of an involuntary termination of employment. Consistent with our approach of rewarding performance, employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. In some cases, the Compensation Committee or the Board may agree to provide separation payments and benefits to departing executives upon their termination. Such terminations are addressed on a case-by-case basis, taking into consideration the nature of the termination and a variety of other factors.

Change in Control Provisions

PepsiCo does not maintain formal policies for our NEOs that provide for predetermined cash severance, continued health and welfare benefits, pension service credit, tax gross-ups or any other change-in-control benefits other than change-in-control protections under the shareholder-approved LTI Plan.

The LTI Plan provides non-employee directors and all employees, including executive officers, change-in-control protection for their LTI awards. Outstanding unvested awards vest, and performance-based awards are payable in accordance with their terms as if performance metrics have been achieved at the target performance level in the event that the participant is terminated without cause or resigns for good reason within two years following a change-in-control of PepsiCo (i.e., "double trigger" vesting) or if the acquiring entity fails to assume the awards. We utilize "double trigger" vesting to ensure management talent will be available to assist in the successful integration following a change-in-control and to align with prevailing governance practices.

Prohibition on Hedging and Pledging

Our insider trading policy prohibits employees, including executive officers, from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the market value of PepsiCo Common Stock. In addition, employees, including executive officers, may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan or otherwise.

Limited Trading Windows

Executive officers can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

Responsible Equity Grant Practices

PepsiCo's equity grant practices ensure all grants are made on fixed grant dates and at exercise prices or grant prices equal to the "fair market value" of PepsiCo Common Stock on such dates.

- Stock option, PSU and RSU grants are awarded under our shareholder-approved LTI Plan at "fair market value," defined as the average of the high and low stock prices rounded up to the nearest quarter on the date of grant. These formulas mitigate the impact of our stock price's intra-day volatility when setting the grant price of equity awards.
- PepsiCo does not backdate, reprice or grant stock options retroactively. Our shareholder-approved LTI Plan prohibits repricing of awards or exchanges of underwater options for cash or other securities without shareholder approval.
- Under our shareholder-approved LTI Plan, stock options, RSUs, PSUs and LTC Awards generally require a three-year minimum vesting period.
- PepsiCo is responsible in the use of shares under our LTI program, with share utilization below our peer group median.

Tax Considerations

Historically, the Compensation Committee has considered the impact of Section 162(m) of the Internal Revenue Code in establishing compensation for our executive officers, with a primary objective of supporting PepsiCo's business needs and workforce strategy.

Prior to the 2018 taxation year, Section 162(m) generally disallowed a tax deduction for compensation over $1 million paid for any fiscal year to the CEO and the three other highest paid executive officers other than the CFO, unless the compensation qualified as "performance-based." Effective with the January 1, 2018 taxation year, the Section 162(m) performance-based exception is no longer applicable and the $1 million deduction limit applies to the CEO, CFO and the top three other highest compensated executive officers. Once an executive is subject to the $1 million deduction limit for 2017 or later, this limit continues to apply to compensation paid to these executive officers at any time, including any termination or retirement payments, and payments occurring after their death.

The 2018 changes to Section 162(m) include a "grandfather" provision that continues to apply Section 162(m)'s pre-2018 terms to certain compensation payable under a written binding contract (such as an award agreement or plan) that is in effect on November 2, 2017 and not materially modified. The 2016 and 2017 LTC awards were granted under the shareholder-approved LTI Plan and set forth in award agreements that were binding on November 2, 2017. The Compensation Committee sets payouts for the 2016-2018 and 2017-2019 LTI award cycle based on maximum achievement of a core constant currency net income target of $10 billion. The 2016 and 2017 LTC awards are intended to qualify as performance-based compensation deductible under Section 162(m) as they were subject to binding agreements on November 2, 2017. However, there can be no guarantee that the awards will be treated as qualified performance-based compensation under Section 162(m).



Our Decision Making Process

Compensation Committee

The Compensation Committee oversees and evaluates PepsiCo's executive compensation programs against competitive practices, regulatory developments and corporate governance trends.



February Meeting

- Certifies performance-based incentive payouts
- Recommends CEO compensation to independent members of the Board without management input
- Approves performance goals and other objectives of the Chairman and CEO
- Approves executive officer compensation based on Company performance, market data, responsibilities and other factors

November Meeting

- Reviews Committee Charter, Committee's assessment results and work plan for the following year
- Reviews and approves executive compensation policies, such as stock ownership and clawback provisions, as needed

FEB
NOV
MAR
SEPT

March Meeting

- Sets specific performance targets for executive officer incentive awards
- Reviews compensation-related disclosures for Proxy Statement

September Meeting

- Reports to the Board regarding director compensation and stock ownership guidelines
- Establishes peer group companies used to benchmark Company performance and executive officer compensation
- Reviews trends and best practices in executive compensation

Compensation Committee meetings may occur on a more frequent basis in the event of ad hoc matters for discussion or approval.

Independent Advisor

The Compensation Committee has engaged FW Cook as its independent external advisor, and considers analysis and advice from FW Cook when making compensation decisions

- Provides recommendations on Chairman and CEO compensation directly to the Compensation Committee, without consulting management.
- Periodically reviews the Company's executive compensation programs, in cooperation with management, and advises the Committee of changes that may be made to better reflect evolving best practices and improve effectiveness.
- Periodically reviews the Company's compensation philosophy, target peer group and target competitive positioning for reasonableness and appropriateness.
- All services performed by FW Cook have been limited to executive and director compensation consulting.
- FW Cook is prohibited from undertaking any other work with PepsiCo management or employees and has direct access to Compensation Committee members without management involvement.
- The Compensation Committee assessed FW Cook's independence under SEC regulations and Nasdaq listing standards, and concluded that there is no conflict of interest.

PepsiCo Management

PepsiCo's Management team is responsible for providing input to the Compensation Committee with respect to compensation decisions for PepsiCo's executive officers (other than the Chairman and CEO)

- Provides input regarding PepsiCo's business strategy and performance.
- The Chairman and CEO provides the Compensation Committee with a self-assessment based on achievement of the agreed-upon objectives and other leadership accomplishments.
- The Chairman and CEO provides the Compensation Committee with performance evaluations and pay recommendations for other executive officers.



2018 Summary Compensation Table

The following table summarizes the compensation of the NEOs for the fiscal year ended December 29, 2018 in accordance with SEC rules. We encourage you to also review pages 43-45 for a description of how Chairman and CEO compensation is viewed by PepsiCo's Board.

Name and Principal Position	Year[1]	Salary ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)		Total for Annual and Long-Term Payouts ($)[6]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)
				Subtotal for Annual Payouts ($)[4]	Subtotal for Long-Term Payouts ($)[5]				
Indra K. Nooyi Former Chairman of the Board and Chief Executive Officer	2018	1,700,000	9,240,053	4,965,000	4,865,400	9,830,400	3,325,319	395,345	24,491,117
	2017	1,700,000	9,239,962	5,250,000	9,450,000	14,700,000	5,191,437	251,249	31,082,648
	2016	1,725,000	8,910,015	5,250,000	9,100,000	14,350,000	4,614,819	183,582	29,783,416
Ramon Laguarta Chairman of the Board and Chief Executive Officer	2018	996,923	4,427,104	1,800,000	1,238,875	3,038,875	1,132,418	1,232,076	10,827,396
	2017	799,615	2,578,137	1,551,800	1,680,000	3,231,800	2,963,657	584,036	10,157,245
	2016	764,423	2,268,781	1,108,100	962,500	2,070,600	652,377	357,393	6,113,574
Hugh F. Johnston Vice Chairman, EVP and CFO	2018	962,500	3,609,413	1,647,800	1,892,100	3,539,900	958,108	72,145	9,142,066
	2017	950,000	3,609,348	1,624,500	3,360,000	4,984,500	2,107,738	64,666	11,716,252
	2016	960,577	3,465,039	1,695,800	2,668,750	4,364,550	1,480,835	35,834	10,306,835
Albert P. Carey CEO, North America	2018	1,000,000	2,887,530	1,260,800	1,816,416	3,077,216	791,376	111,996	7,868,118
	2017	1,000,000	3,609,348	1,257,000	3,381,000	4,638,000	851,959	61,003	10,160,310
	2016	984,615	3,326,394	1,719,900	2,616,250	4,336,150	1,372,511	51,629	10,071,299
Laxman Narasimhan Global Chief Commercial Officer, PepsiCo and CEO, Latin America	2018	900,000	3,093,720	1,528,900	1,295,188	2,824,088	—	192,182	7,009,990
Silviu Popovici CEO, ESSA	2018	700,000	2,397,503	1,139,300	74,420	1,213,720	140,209	1,699,602	6,151,034

(1) Messrs. Narasimhan and Popovici were not NEOs prior to 2018 and, as a result, only their 2018 compensation information is being disclosed in the Summary Compensation Table.

(2) In 2016, the salary amounts reflect the actual base salary payments made to the NEOs during the fiscal year, which included a 53rd week.

(3) The amounts reported for stock awards represent the aggregate grant date fair value of stock awards calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of these awards, please see Note 6 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the applicable fiscal year.

For 2018, the amounts reported in this column represent the grant date fair value of PSU awards and special PSU awards. If PepsiCo were to exceed its performance targets, grant recipients may earn up to 175% of the target number of PSUs granted and 125% of the target number of special PSUs granted. The following table reflects the grant date fair value of the PSU awards at below-threshold, target and maximum performance earn-out levels.

Name	Value of 2018 PSU Awards		
	Below Threshold	At Target Level ($)	At Maximum 175% Level ($)
Indra K. Nooyi	—	9,240,053	16,170,093
Ramon Laguarta	—	3,093,720	5,414,010
Hugh F. Johnston	—	3,609,413	6,316,473
Albert P. Carey	—	2,887,530	5,053,178
Laxman Narasimhan	—	3,093,720	5,414,010
Silviu Popovici	—	1,897,470	3,320,573



In addition to their 2018 PSU awards, Messrs. Laguarta and Popovici received special PSU awards of 36,782 and 13,793 shares, respectively, with a maximum payout level of 45,978 and 17,241 shares, respectively. Grant date fair value is calculated based on the number of shares issuable at target achievement level. Because the performance-related payout is based on separate measurements of our financial performance for each year over a three-year performance period (2018-2020), and those separate performance targets are established at the beginning of each performance year, the accounting guidance on share-based payments requires the grant date fair value to be calculated at the commencement of each separate year of the performance cycle when the respective performance targets are approved. The amounts for 2018 represent the grant date fair value for special PSU awards at target that may be earned based on performance against 2018 targets. It excludes shares that may be earned based on performance against 2019 and 2020 targets.

(4) As described in the "2018 Annual Incentive Award" section of the Compensation Discussion and Analysis on pages 48-50 of this Proxy Statement, the amounts reported reflect compensation earned for performance under the annual incentive compensation program for that year, paid in March of the subsequent year.

(5) As described in the "Long-Term Incentive Awards" section of the Compensation Discussion and Analysis on page 51 of this Proxy Statement, the Long-Term Payout amounts reported for 2018 reflect compensation earned for performance over a three-year period (2016-2018) under the LTC Award granted in 2016 and paid in March 2019. The amount reported for Mr. Popovici represents the amount which he earned under the Strategic Growth Incentive program for the 2017-2018 performance period prior to being promoted to President, ESSA.

(6) Represents the total of the Annual Payouts and Long-Term Payouts of Non-Equity Incentive Plan compensation.

(7) The amounts reported reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the defined benefit pension plans in which they participate. The change in pension value reflects changes in age, service and earnings during 2018. Mr. Narasimhan was hired after January 1, 2011 and therefore he is not eligible to participate in any defined benefit pension plans maintained by PepsiCo.

(8) The following table provides the details for the amounts reported for 2018 for each NEO:

Name	Personal Use of Company Aircraft[A] ($)	Personal Use of Ground Transportation[A] ($)	Car Allowance ($)	Company Contributions to Defined Contribution Plans[B] ($)	Retirement Allowance[C] ($)	Global Mobility[D] ($)	Tax Reimbursement[E] ($)	Total All Other Compensation ($)
Indra K. Nooyi	357,468	37,877	—	—	—	—	—	395,345
Ramon Laguarta[F]	15,387	—	31,828	—	—	368,478	816,383	1,232,076
Hugh F. Johnston	46,795	—	25,350	—	—	—	—	72,145
Albert P. Carey	86,646	—	25,350	—	—	—	—	111,996
Laxman Narasimhan	—	—	25,350	166,832	—	—	—	192,182
Silviu Popovici[F]	—	40,395	16,067	—	129,624	491,662	1,021,854	1,699,602

(A) Personal use of Company aircraft and ground transportation is valued based on the aggregate incremental cost to the Company. The aggregate incremental cost is generally calculated based on the variable operating costs that were incurred as a result of personal use of the aircraft (such as fuel, maintenance, landing fees, crew expenses, catering and en-route charges) or ground transportation (such as fuel and the driver's compensation). Infrequently, an executive's spouse or other family member may fly on the Company aircraft or share ground transportation as an additional passenger. There is no incremental cost associated with such usage. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company aircraft and ground transportation.

(B) Mr. Narasimhan participates in the Automatic Retirement Contribution (ARC) and Automatic Retirement Contribution Equalization (ARC-E) programs described under the "2018 Pension Benefits" section on page 67.

(C) An annual contribution towards a retirement fund was provided to Mr. Popovici while he was working in Russia. The amount shown was prorated for the number of months he worked in Russia in 2018 prior to his relocation to Switzerland.

(D) The amount reported reflects the expense for benefits provided pursuant to PepsiCo's standard global mobility program as a result of Mr. Laguarta's relocation to the United States in 2017 and Mr. Popovici's international assignment in Switzerland. These benefits include housing, cost-of-living and home-leave allowances, and household goods storage. The global mobility program facilitates the assignment of employees to positions outside their home country by minimizing any financial detriment or gain to the employee from the international assignment.

(E) For Messrs. Laguarta and Popovici, this reflects the total net amount of tax equalization designed to cover taxes on their compensation in excess of the taxes they would have incurred in their respective home countries, in accordance with our standard mobility program. For Mr. Laguarta, it also reflects reimbursement of all tax obligations directly related to relocation assistance and taxes incurred in connection with such assistance.

 

(F) The car allowance and global mobility benefits provided to Mr. Laguarta while in Switzerland were paid in Swiss Francs and converted into U.S. dollars based on an average monthly exchange rate of 1 CHF = 1.0317 USD for the 2018 time period he was in Switzerland. The ground transportation for Mr. Popovici was paid in Russian Rubles and converted into U.S. dollars based on an average monthly exchange rate of 1 RUB = 0.0168 USD for the 2018 time period he was in Russia. The car allowance and global mobility benefits provided to Mr. Popovici were paid in Swiss Francs and converted into U.S. dollars based on an average monthly exchange rate of 1 CHF = 1.0147 USD for his time in Switzerland in 2018.

2018 Grants of Plan-Based Awards

The following table summarizes grants of annual incentive awards, LTC Awards and PSUs provided to NEOs in 2018. LTC Awards and PSUs granted in 2018 recognized 2017 performance, with the exception of the Special PSU Awards granted in connection with leadership transitions. The material terms of PepsiCo's annual and LTI programs are described in the Compensation Discussion and Analysis beginning on page 42 of this Proxy Statement.

Name	Grant Date[1]	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards[2]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Indra K. Nooyi	—	Annual Incentive[3]	—	3,825,000	7,650,000				
	3/1/2018	Long-Term Cash[4]	—	4,760,000	9,520,000				
	3/1/2018	PSUs[5]				—	84,966	148,691	9,240,053
Ramon Laguarta	—	Annual Incentive[3][6]	—	1,662,500	3,385,750				
	3/1/2018	Long-Term Cash[4]	—	1,593,750	3,187,500				
	3/1/2018	PSUs[5]				—	28,448	49,784	3,093,720
	3/1/2018	Special PSUs[7]				—	12,261	15,326	1,333,384
Hugh F. Johnston	—	Annual Incentive[3][6]	—	1,506,250	3,102,875				
	3/1/2018	Long-Term Cash[4]	—	1,859,375	3,718,750				
	3/1/2018	PSUs[5]				—	33,190	58,083	3,609,413
Albert P. Carey	—	Annual Incentive[3]	—	1,500,000	3,090,000				
	3/1/2018	Long-Term Cash[4]	—	1,487,500	2,975,000				
	3/1/2018	PSUs[5]				—	26,552	46,466	2,887,530
Laxman Narasimhan	—	Annual Incentive[3]	—	1,350,000	2,781,000				
	3/1/2018	Long-Term Cash[4]	—	1,593,750	3,187,500				
	3/1/2018	PSUs[5]				—	28,448	49,784	3,093,720
Silviu Popovici	—	Annual Incentive[3]	—	1,050,000	2,163,000				
	3/1/2018	Long-Term Cash[4]	—	977,500	1,955,000				
	3/1/2018	PSUs[5]				—	17,448	30,534	1,897,470
	3/1/2018	Special PSUs[8]				—	4,598	5,748	500,033

(1) Consistent with prior years, 2018 PSUs and LTC Awards were approved by the Compensation Committee at its regularly scheduled meeting in February. The approval date for the awards was February 5, 2018 and the grant date was March 1, 2018.

(2) The amounts reported represent the aggregate grant date fair value of all PSUs granted to NEOs in 2018 calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the PSUs reported, please see Note 6 to the Company's consolidated financial statements in the Company's 2018 Annual Report on Form 10-K for the fiscal year ended December 29, 2018.

(3) The amounts reported reflect the potential range of 2018 annual cash incentive awards under the EICP, as described under "2018 Annual Incentive Award" section in the Compensation Discussion and Analysis on pages 48-50 of this Proxy Statement.

(4) The amounts reported reflect the potential range of 2018 LTC Award payouts under the shareholder-approved LTI Plan. The actual LTC Award earned is determined based on the level of achievement attained with respect to the pre-established performance targets based on PepsiCo's TSR relative to the proxy peer group over the three-year performance period and will be paid out on the third anniversary of the grant date.



(5) The actual number of shares of PepsiCo Common Stock that are earned for the 2018 PSUs is determined based on the level of achievement attained with respect to core constant currency EPS growth and cumulative core net ROIC improvement consistent with the pre-established payout scale determined for the three-year performance period. If PepsiCo performs below the pre-established performance targets, the number of PSUs earned will be reduced below the target number. The amounts reported in the "target" column reflect the number of PSUs that may be paid out if the performance targets are achieved at 100%, and the amounts reported in the "maximum" column reflect the maximum number of PSUs that will be paid out if the performance targets are exceeded.

The PSUs earned by NEOs will vest and be paid out in shares of PepsiCo Common Stock on the third anniversary of the grant date subject to pro-rata vesting upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and full vesting upon retirement at age 62 or older with at least 10 years of service, in each case subject to achievement of the applicable performance targets over the full three-year performance period. As of 2018 fiscal year-end, Messrs. Laguarta and Johnston are eligible for pro-rata vesting and Ms. Nooyi and Mr. Carey are eligible for full vesting. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of the 2018 PSU awards.

(6) Mr. Laguarta's target and maximum annual incentive reflect a pro-rated increase based on his promotion to Chief Executive Officer, effective October 3, 2018. Mr. Johnston's target and maximum annual incentive reflect a pro-rated increase based on the target total compensation increase he received on September 30, 2018.

(7) The amount reported reflects a special PSU award which was awarded to Mr. Laguarta as described in the Compensation Discussion and Analysis. The award is scheduled to vest on the fourth anniversary of the grant date, subject to the achievement of annual performance targets over a three-year performance period (2018-2020), and subject to continued employment through March 1, 2022. Grant date fair value is calculated based on the number of shares issuable at target achievement level. Because the performance-related payout is based on separate measurements of our financial performance for each year over a three-year performance period (2018-2020), and those separate performance targets are established at the beginning of each performance year, the accounting guidance on share-based payments requires the grant date fair value to be calculated at the commencement of each separate year of the performance cycle when the respective performance targets are approved. The amounts for 2018 represent the grant date fair value for special PSU awards at target that may be earned based on performance against 2018 targets. It excludes shares that may be earned based on performance against 2019 and 2020 targets.

(8) The amount reported reflects a special PSU award which was awarded to Mr. Popovici as described in the Compensation Discussion and Analysis. The award is scheduled to vest on the third anniversary of the grant date, subject to the achievement of annual performance targets over a three-year performance period (2018-2020), and subject to continued employment through March 1, 2021. Grant date fair value is calculated based on the number of shares issuable at target achievement level. Because the performance-related payout is based on separate measurements of our financial performance for each year over a three-year performance period (2018-2020), and those separate performance targets are established at the beginning of each performance year, the accounting guidance on share-based payments requires the grant date fair value to be calculated at the commencement of each separate year of the performance cycle when the respective performance targets are approved. The amounts for 2018 represent the grant date fair value for special PSU awards at target that may be earned based on performance against 2018 targets. It excludes shares that may be earned based on performance against 2019 and 2020 targets.

 

2018 Outstanding Equity Awards at Fiscal Year-End

The following table lists all outstanding stock option, PSU and RSU awards as of December 29, 2018 for the NEOs. The material terms and conditions of the equity awards reported in this table are described in the "Long-Term Incentive Awards" section of the Compensation Discussion and Analysis beginning on page 51 of this Proxy Statement. No LTI award granted to an NEO has been transferred to any other person, trust or entity.

| Name | Option Awards | | | | | Stock Awards[1][2] | | | | | |
	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Grant Date	Option Vesting Date	Option Expiration Date	Grant Date	Vesting Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Indra K. Nooyi	392,157	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2018	3/1/2021	—	—	84,966	9,376,848
	360,902	66.50	4/12/2010	4/12/2013	4/11/2020	3/1/2017	3/1/2020	—	—	84,191	9,291,319
						3/1/2016	3/1/2019	—	—	90,228	9,957,562
Ramon Laguarta	16,941	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2018	3/1/2022	—	—	36,782[4]	4,059,262
	19,066	66.50	4/12/2010	4/12/2013	4/11/2020	3/1/2018	3/1/2021	—	—	28,448	3,139,521
						3/1/2017	3/1/2020	—	—	23,491	2,592,467
						3/1/2016	3/1/2019	—	—	22,975	2,535,521
Hugh F. Johnston						3/1/2018	3/1/2021	—	—	33,190	3,662,848
						3/1/2017	3/1/2020	—	—	32,887	3,629,409
						3/1/2016	3/1/2019	—	—	35,089	3,872,422
Albert P. Carey	44,863	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2018	3/1/2021	—	—	26,552	2,930,279
	50,827	66.50	4/12/2010	4/12/2013	4/11/2020	3/1/2017	3/1/2020	—	—	32,887	3,629,409
						3/1/2016	3/1/2019	—	—	33,685	3,717,477
Laxman Narasimhan						3/1/2018	3/1/2021	—	—	28,448	3,139,521
						3/1/2017	3/1/2020	—	—	23,491	2,592,467
						3/1/2016	3/1/2019	—	—	24,019	2,650,737
						3/1/2014	3/1/2019	37,618[5]	4,151,522	—	—
Silviu Popovici						3/1/2018	3/1/2021	—	—	17,448	1,925,561
						3/1/2018	3/1/2021	—	—	13,793[6]	1,522,195
						10/1/2017	10/1/2020	—	—	5,020	554,007
						3/1/2017	3/1/2020	7,107	784,329	2,369	261,443
						10/1/2016	10/1/2019	3,670[7]	405,021	—	—
						3/1/2016	3/1/2019	6,380	704,097	2,127	234,736

(1) With the exception of the special awards discussed in footnotes (4), (5), (6) and (7) below, each of the RSU and PSU awards listed in the table vests three years after the grant date, subject to continued service with PepsiCo through the vesting date and achievement of applicable performance targets during a three-year performance period. Each of the awards that are not special awards will vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and will vest in full upon retirement at age 62 or older with at least 10 years of service, subject to achievement of applicable performance targets. As of 2018 fiscal year-end, Messrs. Laguarta and Johnston are eligible for pro-rata vesting and Ms. Nooyi and Mr. Carey are eligible for full vesting.

(2) The market value of unvested RSUs and PSUs reflected in the table has been calculated by multiplying the number of unvested RSUs and PSUs by $110.36, PepsiCo's closing stock price on December 28, 2018, the last trading day of the 2018 fiscal year.



(3) The numbers displayed in this column reflect the target number of PSUs awarded. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of these awards.

(4) The amount reported reflects a special PSU award which was awarded to Mr. Laguarta as described in the Compensation Discussion and Analysis. The award is scheduled to vest on the fourth anniversary of the grant date, subject to the achievement of annual performance targets over a three-year performance period (2018-2020), and subject to continued employment through March 1, 2022.

(5) The reported award reflects a special RSU award granted to Mr. Narasimhan. This award is scheduled to vest on March 1, 2019, subject to continued employment through the vesting date.

(6) The amount reported reflects a special PSU award which was awarded to Mr. Popovici as described in the Compensation Discussion and Analysis. The award is scheduled to vest on the third anniversary of the grant date, subject to the achievement of annual performance targets over a three-year performance period (2018-2020), and subject to continued employment through March 1, 2021.

(7) The reported award reflects a special RSU award granted to Mr. Popovici. This award is scheduled to vest on October 1, 2019, subject to continued employment through the vesting date.

2018 Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[3]
Indra K. Nooyi	—	—	101,562	11,025,622
Ramon Laguarta	743	41,032	18,056	1,960,168
Hugh F. Johnston	—	—	98,538	11,141,159
Albert P. Carey	—	—	49,906	5,417,820
Laxman Narasimhan	—	—	18,056	1,960,168
Silviu Popovici	—	—	8,256	896,275

(1) All stock option exercises during 2018 were executed within the final four years of the option's term and in a manner consistent with PepsiCo's Share Retention Policy, which is described in the "Governance Features of Our Executive Compensation Programs" section of the Compensation Discussion and Analysis beginning on page 55 of this Proxy Statement.

(2) The following table lists PEPunit, PSU and RSU awards that vested in 2018 for the NEOs. PEPunits (PepsiCo Equity Performance Units) were part of the 2015 long-term incentive award design and vested on March 1, 2018 based upon the level of achievement attained with respect to the pre-established absolute and relative stock price performance for the three-year performance period.

Name	Type	Grant Date	Payout Date	Number of Shares Granted (#)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Dividend Equivalents Paid ($)
Indra K. Nooyi	PEPunit	3/1/2015	3/1/2018	90,680	101,562	11,025,622	—
Ramon Laguarta	PEPunit	3/1/2015	3/1/2018	16,121	18,056	1,960,168	—
Hugh F. Johnston	PEPunit	3/1/2015	3/1/2018	32,242	36,111	3,920,228	—
Hugh F. Johnston	PSU[A]	7/19/2013	7/19/2018	57,803	62,427	7,220,931	892,082
Albert P. Carey	PEPunit	3/1/2015	3/1/2018	32,443	36,336	3,944,654	—
Albert P. Carey	PSU[A]	11/21/2014	3/1/2018	20,253	13,570	1,473,166	129,521
Laxman Narasimhan	PEPunit	3/1/2015	3/1/2018	16,121	18,056	1,960,168	—
Silviu Popovici	RSU[B]	3/1/2015	3/1/2018	5,214	5,214	566,034	46,353
Silviu Popovici	PSU[B]	3/1/2015	3/1/2018	1,738	3,042	330,241	27,039

(A) These awards were special awards granted to Messrs. Johnston and Carey in 2013 and 2014, respectively, based upon the level of achievement attained with respect to the pre-established metrics and subject to continued employment through the payout date. The award for Mr. Johnston vested on July 19, 2018 and the award for Mr. Carey vested on March 1, 2018.

(B) The 2015 awards granted to Mr. Popovici were awarded prior to his promotion to his current role and pay structure.

(3) The value realized on exercise of stock options is equal to the amount per share at which the NEO sold shares acquired on exercise (all of which occurred on the date of exercise), minus the exercise price of the stock options, times the number of shares acquired on exercise of the options. The value realized on vesting of stock awards is equal to the average of the high and low market prices of PepsiCo Common Stock on the date of vesting, times the number of shares acquired upon vesting. The number of shares and value realized on vesting include shares that were withheld at the time of vesting to satisfy tax withholding requirements.

 

2018 Pension Benefits

A summary of the defined benefit and defined contribution plans sponsored by PepsiCo that our NEOs participated in during 2018 are described in the tables below. Benefits for the NEOs who participate in these plans are determined using the same formula as for other eligible employees. NEOs receive no enhancements that are not available to other eligible employees in each plan.

	PepsiCo Employees Retirement Plan A ("**PERP-A**")	PepsiCo Pension Equalization Plan ("**PEP**")	PepsiCo International Retirement Plan - Defined Benefit Program ("**PIRP-DB**")
Eligible NEOs	• Indra K. Nooyi (retirement eligible) • Hugh F. Johnston (early retirement eligible) • Albert P. Carey (retirement eligible) • Ramon Laguarta (early retirement eligible)		• Ramon Laguarta (frozen)
Type of Plan	Qualified defined benefit pension plan	Non-qualified defined benefit pension plan	Non-qualified defined benefit pension plan
Eligibility	U.S. salaried employees hired prior to January 1, 2011	Employees eligible to participate in the PERP-A whose benefits under the PERP-A are affected by limitations imposed by the Internal Revenue Code on qualified plan compensation or benefits	Generally covers non-U.S. citizens hired prior to January 1, 2011 who were active participants in a defined benefit retirement plan sponsored by their home country and were unable to remain in that plan during their assignment outside their home country, designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits are payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity or a combination of a partial lump sum and an annuity	• Benefits accrued and vested prior to December 31, 2004 are generally paid in the same form and at the same time the PERP-A benefits are commenced • Benefits accrued or vested after December 31, 2004 are paid at termination (subject to a six-month delay under Section 409A of the Internal Revenue Code), in the form of a lump sum	Benefits payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity or a combination of a partial lump sum and an annuity
Benefit Timing	• Normal retirement benefits payable at age 65 with 5 years of service • Unreduced early retirement benefits payable as early as age 62 with 10 years of service • Reduced early retirement benefit payable at age 55 with 10 years of service, determined by reducing the normal retirement benefit by 4% for each year benefits begin prior to age 62		



	PepsiCo Employees Retirement Plan A ("**PERP-A**")	PepsiCo Pension Equalization Plan ("**PEP**")	PepsiCo International Retirement Plan - Defined Benefit Program ("**PIRP-DB**")
Retirement Benefit Formula	A single life annuity beginning at normal retirement age determined as follows: • 3% for each year of service up to 10 years, plus 1% for each year of service in excess of 10, multiplied by the executive's highest consecutive five-year average monthly earnings (base salary and annual incentive compensation, limited by Internal Revenue Code regulations) • Reduced by 0.43% of the executive's highest consecutive five-year average monthly earnings up to his or her monthly Social Security covered compensation, multiplied by the executive's years of service up to 35	• Same terms and conditions as the PERP-A as determined without regard to the Internal Revenue Code limitations on compensation and benefits • Offset by the actual benefit payable under the PERP-A	• Substantially the same as the formula under the PERP-A and the PEP, without the Social Security offset • Offset by retirement benefits paid under any Company plan or government mandated retirement program
Disability/ Death Benefits	• All participants who become disabled after 10 years of service and remain disabled until retirement receive continued service for the length of their disability • If an employee dies, the spouse of an employee who is retirement eligible is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option. The surviving spouse or estate of an active retirement-eligible participant is also entitled to a one-time payment equal to the lump sum benefit accrued at death, offset by the lump sum value of any surviving spouse's benefit that might be payable. This special death benefit is paid by the Company and not from the plan		If the participant dies, the spouse of an employee is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option
Deferred Vested Benefits	• For a participant with five or more years of service who terminates employment prior to attaining either age 55 with 10 years of service or age 65 with 5 years of service • Benefit is equal to the retirement benefit formula amount calculated using the potential years of credited service had the participant remained employed to age 65 pro-rated by a fraction, the numerator of which is the participant's credited years of service at termination and the denominator of which is the participant's potential years of credited service had the participant remained employed to age 65 • Deferred vested benefits under the PERP-A and PIRP-DB are payable in an annuity commencing at age 65, however, a participant may elect to commence benefits as early as age 55 on an actuarially reduced basis to reflect the longer payment period. A participant who terminates from the PERP-A is eligible for a one-time lump sum benefit within 365 days of termination, provided that the participant does not have a PEP benefit that vested prior to 2005. A participant who terminates from the PIRP-DB is also eligible for a one-time lump sum benefit within 365 days of termination. Deferred vested benefits under PEP are payable in an annuity at the later of age 55 or termination (subject to a six month delay under Section 409A of the Internal Revenue Code)		

 

	Savings Plan - Automatic Retirement Contribution Program ("**ARC**")	PepsiCo International Retirement Plan - Defined Contribution Program ("**PIRP-DC**")
Eligible NEOs	• Laxman Narasimhan	• Silviu Popovici
Type of Plan	Qualified defined contribution plan	Non-qualified defined contribution plan
Eligibility	U.S. salaried employees hired on or after January 1, 2011	Generally covers non-U.S. citizens hired on or after January 1, 2011 who are unable to remain in their home country retirement plan during their assignment outside their home country and are designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits are payable as a single lump sum distribution	
Benefit Timing	Vested account balance payable following retirement/termination	
Retirement Benefit Formula	• Contributions are determined by multiplying a percentage (range of 2% to 9% based on age and years of service) by eligible pay, subject to Internal Revenue Code limitations • PepsiCo provides a matching contribution of 50% up to either 4% or 6% of eligible pay, based on years of service	• Pay Credits are determined each year by multiplying the eligible pay credit percentage (ranging from 5% to 18%) by the eligible annualized pay • Interest Credits are allocated based on the 30-year Treasury rate • Offset by retirement benefits paid under any Company plan or government mandated retirement program
Disability/Death Benefits	If the participant dies, the spouse or beneficiary is entitled to receive the vested account balance	
Deferred Vested Benefits	Vested account balance payable following retirement/termination	



The Present Value of Accumulated Benefit reported in the 2018 Pension Benefits Table below represents the accumulated benefit obligation for benefits earned to date, based on age, service and earnings through the measurement date of December 29, 2018.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Indra K. Nooyi	PepsiCo Employees Retirement Plan A	24.8	1,355,802	—
	PepsiCo Pension Equalization Plan		35,090,903	—
Ramon Laguarta[2]	PepsiCo International Retirement Plan - DB	21.0	3,339,199	—
	PepsiCo Employees Retirement Plan A	1.3	28,514	—
	PepsiCo Pension Equalization Plan		3,230,357	—
Hugh F. Johnston	PepsiCo Employees Retirement Plan A	28.8	1,133,022	—
	PepsiCo Pension Equalization Plan		10,633,814	—
Albert P. Carey	PepsiCo Employees Retirement Plan A	37.6	1,606,377	—
	PepsiCo Pension Equalization Plan		14,751,431	—
Silviu Popovici	PepsiCo International Retirement Plan - DC	1.3	159,168	—

(1) These amounts have been calculated using actuarial methods and assumptions shown below in the fiscal year-end valuation under the guidance on employers' accounting for pensions with the assumption, required by SEC disclosure rules, that each NEO remains in service until retirement at the earliest date when unreduced retirement benefits would be available (i.e., age 62 or older): discount rate of 4.41% for the PepsiCo Employees Retirement Plan A, 4.33% for the PepsiCo Pension Equalization Plan, and 4.40% for the PepsiCo International Retirement Plan; and benefits were converted to lump sums based on a 5.75% lump sum conversion rate at retirement.

(2) The amounts reported for Mr. Laguarta above reflect his transition to the U.S. on September 1, 2017. In 2017, Mr. Laguarta was credited service under the PepsiCo International Retirement Plan - DB commencing on his hire date in lieu of end-of-service benefits under his prior Spanish employment terms that he ceased to be eligible for upon his relocation to the U.S.

2018 Non-Qualified Deferred Compensation

Executive Income Deferral Program

Eligible NEOs	• Indra K. Nooyi • Hugh F. Johnston • Albert P. Carey
Description	Non-qualified and unfunded program that allows certain U.S.-based eligible employees to defer a portion of their annual compensation to a later date. The participants' balances are unsecured, subject to the claims of PepsiCo's creditors and may be forfeited in the event of the Company's bankruptcy
Deferral Limits	Eligible PepsiCo executives may defer up to 75% of base salary and 100% of annual incentive cash compensation. The Company does not provide a matching contribution on any deferrals
Return on Plan Balance	Executives earn a return on their notional accounts based on investments in the phantom funds selected by the executives (listed in footnote (2) of the table below) from a list of phantom funds made available by the Company. The EIDP does not guarantee a rate of return and none of the funds provide above market earnings
Distributions	• At the time of election to defer, executives are required to choose to receive future payments on either a specific date or upon separation from service • Notwithstanding a participant's payment election, deferrals made after 2000 are paid in a lump sum at the time of separation from service in cases in which separation (other than retirement) occurs prior to the elected payment date • Payments of deferrals made after 2004 to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation
Form of Payment	Made in cash and received as a lump sum or in installments (quarterly, semi-annually or annually) over a period of up to 20 years

For additional detail on PepsiCo's EIDP, refer to the "Executive Income Deferral" section of the Compensation Discussion and Analysis on page 54 of this Proxy Statement.

Supplemental Savings Program

Eligible NEO	• Laxman Narasimhan
Description	The PepsiCo Automatic Retirement Contribution Equalization Plan (the "**ARC-E**") is a non-qualified, non-elective defined contribution deferred compensation plan sponsored by PepsiCo to provide benefits to employees whose benefits under the Automatic Retirement Contribution ("**ARC**") portion of the PepsiCo Savings Plan are limited due to Internal Revenue Code limitations on qualified plan compensation and benefits
Eligibility	U.S. salaried employees hired on or after January 1, 2011
Form of Payment Upon Retirement	Benefits are payable as a single lump sum distribution
Benefits Timing	Vested account balance payable following retirement/termination
Retirement Benefits Formula	Contributions have the same terms and conditions as ARC described in the "2018 Pension Benefits" section on page 67 without regard to the Internal Revenue Code limitations on compensation and benefits
Disability/Death Benefits	If the participant dies, the spouse or beneficiary is entitled to receive the vested account balance
Deferred Vested Benefits	Vested account balance payable following retirement/termination

The following table provides information regarding participation by NEOs in our non-qualified deferred compensation programs during 2018 and at fiscal year-end.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
Indra K. Nooyi	—	—	(102,281)	—	13,178,587
Hugh F. Johnston	—	—	(133,112)	—	2,499,526
Albert P. Carey	—	—	—	—	—
Laxman Narasimhan	—	140,980	(34,193)	—	517,379

(1) PepsiCo does not provide above-market or preferential rates and, as a result, the notional earnings are not included in the 2018 Summary Compensation Table.

(2) None of the amounts reported in this column are reflected in the 2018 Summary Compensation Table. Deferral balances of NEOs under the EIDP were notionally invested in the following phantom funds and earned the following rates of return in 2018: (i) PepsiCo Common Stock: -4.90% and (ii) Defined Applicable Federal Rate (AFR) Fund: 3.63%.

Potential Payments on Termination or Change in Control

Termination of Employment/Retirement

None of our NEOs have any arrangement that provides for severance payments or severance benefits.

In the event an NEO retires, terminates or resigns from PepsiCo for any reason as of fiscal year-end, he or she would be entitled to:

• the pension value disclosed in the 2018 Pension Benefits table on page 68 of this Proxy Statement; and

• the outstanding balance disclosed in the 2018 Non-Qualified Deferred Compensation table on page 69 of this Proxy Statement.

Our NEOs' unvested annual LTI awards vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, and fully vest upon death, disability or retirement on or after age 62. In order to be retirement eligible, an executive must be



at least age 55 with 10 or more years of service. For special awards, no accelerated vesting occurs upon retirement. In the event of death or long-term disability, special awards fully vest. Even after vesting, PSUs and LTC Awards remain subject to achievement of pre-established performance targets.

The following table sets forth, for each NEO, the value of the unvested PSUs, RSUs and LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest or be forfeited if the NEO's employment terminated on December 29, 2018, the last day of the 2018 fiscal year, due to termination without cause, retirement, death or long-term disability:

| Name | Termination/Retirement ($ in millions)[1] | | Death/Long-Term Disability ($ in millions)[1] | |
	Vest	Forfeit	Vest	Forfeit
Indra K. Nooyi	44.5	—	—	—
Ramon Laguarta	7.5	9.5	9.5	—
Hugh F. Johnston	10.7	6.7	6.7	—
Albert P. Carey	16.0	—	—	—
Laxman Narasimhan	—	17.7	17.7	—
Silviu Popovici	—	8.0	8.0	—

(1) The PSUs and RSUs were valued at a price of $110.36, PepsiCo's closing stock price on December 28, 2018, the last trading day of the 2018 fiscal year. Death and Long-Term Disability vesting amounts do not include the value of vested stock options that have already been earned or unvested PSUs, RSUs and LTC Awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2018 fiscal year-end, Messrs. Laguarta and Johnston are eligible for pro-rata vesting and Ms. Nooyi and Mr. Carey are eligible for full vesting of annual LTI awards. For a list of earned vested stock options, see the 2018 Outstanding Equity Awards at Fiscal Year-End table beginning on page 63 of this Proxy Statement.

Change in Control

PepsiCo has a long history of maintaining a "double trigger" vesting policy. This means that unvested stock options, PSUs, RSUs and LTC Awards only vest if the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo or if the acquirer fails to assume or replace the outstanding awards.

For each NEO, the following table illustrates:

- the value of the PSUs, RSUs, LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest upon a change in control of PepsiCo without termination of employment; and
- the value of the PSUs, RSUs, LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest upon an NEO's termination without cause or resignation for good reason if the acquirer does not assume or replace the outstanding awards at the time of the change in control.

| Name | Change in Control ($ in millions) | |
	Total Benefit: Change in Control Only	Total Benefit: Qualifying Termination upon Change in Control[1]
Indra K. Nooyi	—	—
Ramon Laguarta	—	9.5
Hugh F. Johnston	—	6.7
Albert P. Carey	—	—
Laxman Narasimhan	—	17.7
Silviu Popovici	—	8.0

(1) The amounts reported in this column assume that both the change in control and termination occurred on December 29, 2018, the last day of the 2018 fiscal year. The PSUs and RSUs were valued based on PepsiCo's $110.36 closing stock price on December 28, 2018, the last trading day of 2018. Amounts do not include vested options that have already been earned due to continued service or unvested PSUs, RSUs and LTC Awards that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2018 fiscal year-end, Messrs. Laguarta and Johnston are eligible for pro-rata vesting and Ms. Nooyi and Mr. Carey are eligible for full vesting of annual LTI awards. For a list of earned vested stock options, see the 2018 Outstanding Equity Awards at Fiscal Year-End table beginning on page 63 of this Proxy Statement.

 

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018.

The Compensation Committee

Shona L. Brown, Chair

David C. Page

Dina Dublon

Daniel Vasella

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act or the Exchange Act except to the extent the Company specifically incorporates such report by reference.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing disclosure regarding the ratio of the annual total compensation of our CEO to that of our median employee. As a global organization, we have employees operating in 77 countries serving customers and consumers in more than 200 countries and territories. Our objective is to provide competitive compensation commensurate with an employee's position and geographic location, while also linking compensation to Company and individual performance.

To provide context for this disclosure, it is important to understand the scope of our operations.

- *Globally diverse workforce*. More than half of our employees are located outside the United States in locations where the cost of living is significantly below the U.S., including developing and emerging markets such as Mexico, Russia, Brazil, China and India. The compensation elements and pay levels of our employees can vary dramatically from country to country based on market trends, cost of living, and cost of labor. These factors, along with fluctuations in currency exchange rates, impact the median employee compensation and the resulting ratio.
- *Frontline is a strategic advantage*. PepsiCo has a large global frontline employee population driven by our direct store delivery model and in-house manufacturing and supply chain in many markets. We believe our frontline employees who make, merchandise, and sell our products represent a strategic advantage for PepsiCo. PepsiCo's integrated approach enables us to bring innovative products and packages to market faster, allows us to react more quickly to changes in the marketplace and builds unmatched customer relationships at the store level.

Calculating Methodology

In 2017, to identify our median employee and calculate such employee's annual total compensation, we used the following methodologies, estimates and assumptions.

Gathering Data on our Worldwide Employee Population. Due to the complexity of collecting compensation information across all the countries in which we have employees and the limited employee headcount in some of those countries, we used the de minimis exemption allowed by applicable SEC rules to exclude approximately 4,600 employees from 38 countries as detailed below.

- AMENA - 1,300: Bahrain, Hong Kong, Indonesia, Japan, Lebanon, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan, Vietnam
- ESSA - 2,187: Azerbaijan, Belarus, Bosnia and Herzegovina, Cyprus, Denmark, Estonia, Finland, Georgia, Hungary, Italy, Kazakhstan, Kyrgyzstan, Lithuania, Luxembourg, Nigeria, Norway, Slovakia, Switzerland, Uzbekistan
- Latin America - 1,065: Bermuda, Bolivia, Costa Rica, El Salvador, Panama, Paraguay, Uruguay

The excluded employees represented less than 5% of our total global population of 272,398 as of October 1, 2017. In certain countries, our employment levels are subject to seasonal variations. After our use of the de minimis exemption, our employee population from which we determined our median employee consisted of 267,846 individuals from 39 countries.

We collected full-year 2016 compensation data for the October 1, 2017 employee population, relying on our internal payroll and tax records, rather than using statistical sampling.

Consistently Applied Compensation Measure. Our employees are compensated through multiple compensation elements that are highly dependent on the role, market practices, and statutory requirements within each country where our employees are located. Because of the differences in compensation elements globally, we identified all cash-based compensation plus equity-based compensation that was realized in the measurement period as an appropriate representation of the annual total compensation for our employees in accordance with SEC rules.

- Compensation was annualized on a straight-line basis for full-time and part-time new hire employees who did not work a full fiscal year.
- We used the 12-month average exchange rate to convert each non-U.S. employee's total compensation to U.S. dollars, enabling the median to be identified.
- We calculated the total compensation for the median employee in the same manner in which we determine the compensation shown for our NEOs in the Summary Compensation Table, including the value of retirement benefits.

The Ratio

The following ratio of CEO's annual total compensation to the median employee's for our last completed fiscal year is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

- The median employee's total compensation was $44,974.

- The total compensation was calculated in the same manner in which we determine the compensation shown for our NEOs in the Summary Compensation Table, including the value of retirement benefits.

- Although we concluded there were no changes to our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure, the median employee referenced above is different than the median employee identified in the 2018 Proxy Statement. The original median employee's compensation for the last completed fiscal year significantly changed over the prior year, primarily because that employee became eligible for an unreduced pension benefit under the applicable PepsiCo pension program. As permitted by the SEC rules, the median employee identified above is one whose compensation is substantially similar to the original median employee referenced in the 2018 Proxy Statement based on the compensation measure used to select the original median employee.

- As reported in the Summary Compensation Table on page 59, our CEO's compensation was $24,491,117.

- In light of the CEO transition that occurred in 2018, as permitted by SEC rules, we elected to annualize CEO compensation for purposes of the pay ratio based on the compensation of Ms. Nooyi, who was serving as CEO on October 1, 2018 (the anniversary of the determination date we previously used). Because Ms. Nooyi's compensation remained unchanged for the remainder of the year after she stepped down as CEO, the annualized amount is the same as what appears in the Summary Compensation Table.

Based on this information, the ratio of CEO annual total compensation to the median employee compensation for 2018 was estimated to be 545 to 1.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 29, 2018 with respect to the shares of PepsiCo Common Stock that may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)
Equity compensation plans approved by security holders[1]	22,789,604[2]	$80.65[3]	65,869,858[4]
Equity compensation plans not approved by security holders[5]	—	—	—
Total	22,789,604	$80.65[3]	65,869,858

(1) Includes the LTI Plan.

(2) This amount includes 7,175,411 PSUs and RSUs that, if and when vested, will be settled in shares of PepsiCo Common Stock. This amount also includes 247,706 phantom units under the PepsiCo Director Deferral Program that will be settled in shares of Common Stock pursuant to the LTI Plan at the end of the applicable deferral period. For PSUs for which the performance period has ended as of December 29, 2018, the amounts reported in the table reflect the actual number of PSUs earned above and below target levels based on actual performance measured at the end of the performance period. The amounts reported in the table assume target level performance for PSUs for which the performance period has not ended as of December 29, 2018. If maximum earn-out levels are assumed for such PSUs, the total number of shares of PepsiCo Common Stock to be issued upon exercise and/or settlement of outstanding awards as of December 29, 2018 is 23,452,086.

(3) Weighted-average exercise price of outstanding options only.



(4) The shareholder-approved LTI Plan is the only equity compensation plan under which PepsiCo currently issues equity awards. As of May 2, 2007, the LTI Plan superseded the Company's prior plan, the shareholder-approved 2003 Long-Term Incentive Plan, and no further awards were made under the 2003 plan. The LTI Plan permits the award of stock options, stock appreciation rights, restricted and unrestricted shares, restricted stock units and performance shares and units. The LTI Plan authorizes a number of shares for issuance equal to 195,000,000 plus the number of shares underlying awards under the Company's prior equity compensation plans that are canceled or expired after May 2, 2007 without delivery of shares. Under the LTI Plan, any stock option granted reduces the available number of shares on a one-to-one basis, any RSU or other full value award granted before May 5, 2010 reduces the available number of shares on a one-to-one basis and any RSU or other full value award granted on or after May 5, 2010 reduces the available number of shares on a one-to-three basis.

(5) The table does not include information for equity compensation plans assumed by PepsiCo in connection with PepsiCo's acquisition of The Pepsi Bottling Group, Inc. ("**PBG**") in 2010. As of December 29, 2018, 222,605 shares of PepsiCo Common Stock were issuable upon the exercise of outstanding options granted under the PBG plans prior to the acquisition of PBG at a weighted-average exercise price of $31.15. No additional stock options or other awards may be granted under the PBG plans.

 

Proposed Amendments to Articles of Incorporation to Eliminate Supermajority Voting Standards (Proxy Item No. 4)

After careful consideration and upon the recommendation of the Company's Nominating and Corporate Governance Committee, the Board approved and recommends that shareholders approve amendments to PepsiCo's Articles of Incorporation to eliminate all supermajority voting standards, including those applicable to the Convertible Preferred Stock by removing references to the Convertible Preferred Stock, none of the shares of which remain outstanding.

The proposed amendments are the result of the Board's ongoing review of the Company's corporate governance practices, including consideration of a shareholder proposal received in connection with the 2019 Annual Meeting.

After a review of evolving corporate governance practices, the Board has determined that it is in the best interests of the Company and our shareholders to eliminate the one current supermajority voting standard in PepsiCo's Articles of Incorporation relating to our Common Stock and to eliminate references to the Convertible Preferred Stock, as none remain outstanding.

PepsiCo's Articles of Incorporation currently contain the following supermajority voting standards:

- The vote of at least two-thirds of PepsiCo's issued and outstanding Common Stock and Convertible Preferred Stock voting as a single class is required to "sell, assign, transfer, convey, exchange, or otherwise dispose of the property, effects, assets, franchises and good will of [the Company] as an entirety, for cash, for the securities of any other corporation, or for any other consideration" (Section 3 of Article Eighth); and

- A supermajority voting standard that applies only to PepsiCo's Convertible Preferred Stock, none of the shares of which remain outstanding.

The first supermajority voting standard, which is the only supermajority voting provision applicable to PepsiCo's Common Stock, was intended to provide protection against self-interested action by large shareholders by requiring broad shareholder consensus to approve fundamental transactions involving the Company's assets. However, as corporate governance standards have evolved, our Board of Directors recognizes that many shareholders have begun to view supermajority voting standards as limiting a board's accountability to shareholders or the ability of shareholders to effectively participate in a company's corporate governance.

The other supermajority voting provision in PepsiCo's Articles of Incorporation, which is in Exhibit A, applies only to Convertible Preferred Stock, none of which remain outstanding following the conversion of all such shares in January 2018 into Common Stock, and will not be reissued.

If the proposed amendments are approved by the shareholders, then upon filing of the Certificate of Amendment, no supermajority voting provisions and no references to the Convertible Preferred Stock will remain in the Company's Articles of Incorporation. There are no supermajority voting standards in the Company's By-Laws, nor are there any such standards under North Carolina corporate law that the Company can lower or remove.

Accordingly, after carefully considering the advantages and disadvantages of the existing supermajority voting standards, the Nominating and Corporate Governance Committee recommended and the Board approved the amendments to the Articles of Incorporation to eliminate all supermajority voting provisions and remove all references to the Company's Convertible Preferred Stock, none of the shares of which remain outstanding.

The full text of the proposed amendments to the Articles of Incorporation, marked to show the proposed revisions, is set forth in Appendix B to this Proxy Statement. If this proposal is approved, the Certificate of Amendment will be filed with the North Carolina Secretary of State shortly after the Annual Meeting, and will become effective at that time. The general description of the Articles of Incorporation and the proposed amendments contained in this Proxy Item No. 4 are qualified in their entirety by the full text of the proposed amendments in Appendix B.

 **Our Board of Directors recommends that shareholders vote "FOR" this proposal to amend the Articles of Incorporation to eliminate supermajority voting standards.**



Shareholder Proposals (Proxy Item Nos. 5-6)

Shareholders have submitted the following proposals for the reasons stated. The shareholder proposals will be voted on at our 2019 Annual Meeting if properly presented by the shareholder proponent or by a qualified representative on behalf of the shareholder proponent. We do not believe that certain assertions in these shareholder proposals about PepsiCo are correct. We have not attempted to refute all of these inaccuracies. However, our Board of Directors has recommended a vote against each of these proposals for the reasons set forth following each proposal.

Shareholder Proposal Regarding Independent Board Chairman (Proxy Item No. 5)

SumofUs, on behalf of Mary Ting, Cecilia Perry, Marjorie B. Berk, Judith Kinsman and Larry W. Lambeth Trust, who each own at least $2,000 worth of shares of PepsiCo Common Stock, has submitted the following proposal:

RESOLVED: Shareowners of PepsiCo, Inc. ("PepsiCo") ask the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board to be an independent member of the Board. This policy shall apply prospectively so as not to violate any contractual obligation. The policy should provide that (i) if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the policy within 60 days of that determination; and (ii) compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT:

Except for occasional brief "apprenticeship" periods at the outset of their CEO service, PepsiCo CEOs have also held the role of Board Chair for over two decades. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel's former Chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent Board Chair who can provide a balance of power between the CEO and the Board and support strong Board oversight.

Proxy advisor Glass Lewis opined in a 2016 report that "shareholders are better served when the board is led by an independent Chairman who we believe is better able to oversee the executives of the Company and set a pro-shareholder agenda without the management conflicts that exist when a CEO or other executive also serves as Chairman." (www.glasslewis.com/wp-content/uploads/2016/03/2016-In-Depth-Report-INDEPENDENT-BOARD-CHAIRMAN.pdf)

An independent Board Chair has been found in academic studies to improve the performance of public companies, although evidence overall is inconclusive. While separating the roles of Chair and CEO is the norm in Europe, 50% of S&P 500 company boards have also implemented this best practice. (https://www.spencerstuart.com/-/media/2018/october/ssbi_2018.pdf)

We believe that independent Board leadership would be particularly useful at PepsiCo in providing more robust oversight regarding sustainability issues. We agree with the recent observations by State Street Global Advisers' CEO that "a long-term horizon requires a focus on sustainability" and that boards "are often better-equipped than the day-to-day management to see these issues over longer time horizons." (www.ssga.com/investment-topics/environmental-social-governance/2017/long-term-value-begins-at-the-board-eu.pdf)

We urge shareholders to vote for this proposal.

 

⊗ **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

The Board has determined that a fixed policy requiring an independent Chairman as requested by the shareholder proposal is neither necessary nor in the best interests of PepsiCo or its shareholders for the following reasons:

- Our Board should retain the flexibility to determine the most effective leadership structure for PepsiCo based on the Company's needs and the Board's regular assessment of the Company's leadership.

- Our Board reviewed the Company's leadership structure in connection with the Chairman and CEO succession planning process and, after extensive discussions, determined that the combined Chairman and CEO role, together with a strong independent Presiding Director with clearly defined and robust responsibilities, provides the best leadership structure for the Company at this time.

- Our Board believes that our leadership structure and strong corporate governance practices provide for effective, independent Board oversight and best serves the interests of our shareholders at this time.

Our Board believes it is important to preserve flexibility in determining the most effective leadership structure for PepsiCo based on the Company's specific circumstances and needs to best serve both the short-term and long-term interests of shareholders.

PepsiCo's governing documents allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. Rather than taking a "one-size-fits-all" approach to Board leadership, our existing policies provide the Board flexibility to determine the most appropriate leadership structure to address the Company's needs in light of the dynamic environment in which we operate as part of the Board's regular assessment of the Company's leadership. The Board has deep knowledge of the strategic goals of the Company, the unique opportunities and challenges it faces, and the various capabilities of our directors and the Company's senior management and is therefore best positioned to determine the most effective leadership structure to protect and enhance long-term shareholder value.

After extensive discussions in connection with the recent management succession, the Board believes that PepsiCo and its shareholders are best served by PepsiCo's current leadership structure.

The Board regularly considers and is open to different structures as circumstances may warrant. As described further on pages 24-25, the succession planning discussions regarding the recent transitions in the Chairman and CEO roles included extensive discussions on the Board's leadership structure, including the merits of separating or combining the Chairman and CEO roles and whether the Chairman role should be held by an independent director following the CEO transition. At the conclusion of those discussions, the Board determined that the combined Chairman and CEO role, together with a strong independent Presiding Director, is the appropriate leadership structure for the Company at this time.

In selecting Mr. Laguarta as CEO effective October 2018 and then as Chairman of the Board effective February 2019, the Board took into consideration the following key factors:

- The importance of having one clear leader in both the Chairman and CEO roles who (1) can serve as a highly effective bridge between management and the Board, which enables the Board to perform its oversight role with the benefit of management's perspective on the Company's strategy and other aspects of the business and (2) has the vision and leadership to execute on the Company's strategy and create shareholder value.

- The deep operational experience, particularly in international markets, and extensive knowledge of the Company, the food and beverage industry and risk management practices that Mr. Laguarta gained from working over 20 years at PepsiCo in a variety of executive and leadership roles, which the Board believes best positions Mr. Laguarta to be aware of key issues facing the Company and to serve as Chairman in developing agendas, guiding thoughtful Board discussions and effectively communicating with the various internal and external constituencies.

- The benefits of a unified leadership structure during a period of significant change for PepsiCo as we implement our productivity plans and other key strategic initiatives, including the Company's 2025 sustainability goals and recent SodaStream acquisition.

In selecting Ian Cook as the Presiding Director of the Board, the independent directors took into consideration the following key factors:

- Mr. Cook's extensive understanding of our business and the Company gleaned from his years on our Board, as well as his experience as chief executive officer of a multinational consumer products company, which make him uniquely positioned to work collaboratively with our Chairman and CEO while providing strong independent oversight of management.

- In addition to his core responsibilities as Presiding Director, Mr. Cook is also an actively engaged director and led the recent Chairman and CEO succession planning process together with the Nominating and Corporate Governance Committee Chair.

As acknowledged in the shareholder proposal, there is no prevailing empirical evidence correlating improved financial performance or governance effectiveness with having an independent chair.[1] Indeed, the Company has a track record of strong long-term performance and strong governance practices under the leadership structure of a combined Chairman/CEO and independent Presiding Director. PepsiCo's total shareholder return was 9.0% compared to 8.5% among the S&P 500 during the last five years. Over the same period, $1,000 invested in PepsiCo's Common Stock would have been worth $1,541 compared to $1,502 invested in the S&P 500. During his leadership as Presiding Director, Mr. Cook has also overseen further enhancements to the Company's strong governance policies and practices, such as implementing a proxy access right for shareholders and establishing a Public Policy and Sustainability Committee as the Company has enhanced its sustainability goals and disclosures. Furthermore, the 2018 Spencer Stuart Board Index notes that only 30% of S&P 500 companies have a truly independent chairman, i.e., one that meets the NYSE or Nasdaq rules for independence. Given these considerations, the Board does not currently believe that a change to PepsiCo's leadership structure will improve corporate performance or otherwise significantly benefit shareholders at this time.

PepsiCo's strong corporate governance practices provide for effective independent leadership and independent oversight of PepsiCo.

We believe that the strong overall corporate governance framework that we have in place supports the objective and independent Board leadership structure necessary to effectively challenge and oversee management and to effectively oversee key issues facing the Company:

- We have a diverse and experienced Board comprised entirely of independent directors within the meaning of the applicable laws, with the exception of the Chairman and CEO.

- Whenever the Chairman of the Board is not an independent director, the independent members of the Board elect an independent director to act as Presiding Director, who has significant responsibilities that are described in detail on page 25 of this Proxy Statement. In this role, the Presiding Director provides independent oversight of management and meaningful coordination between the Chairman and our independent directors. We believe that this role is clearly defined and robust.

- Each of our four standing Board Committees - Audit; Compensation; Nominating and Corporate Governance; and Public Policy and Sustainability - is comprised solely of, and chaired by, independent directors. This means that the independent directors oversee key matters of the Company as outlined in each of the Committee charters, including sustainability matters addressed in the shareholder proposal, which are already subject to robust oversight by the Public Policy and Sustainability Committee.

- The Nominating and Corporate Governance Committee monitors the Board's leadership structure to determine whether it remains in the best interests of our shareholders and revisits the structure regularly as part of its ongoing Board assessment process.

- The Board and its Committees each meet in executive session on a regular basis without the presence of the CEO or other members of management. Independent directors use these executive sessions to discuss matters they deem appropriate, including evaluation of the Chairman and CEO, director and senior management succession, Company strategy and performance, Board priorities and Board effectiveness.

---

(1) See David F. Larcker and Brian Tayan, Chairman and CEO: The Controversy Over Board Leadership Structure, Stanford Closer Look Series: Corporate Governance Research Initiative, June 2016 (https://www.gsb.stanford.edu/sites/gsb/files/publication-pdf/cgri-closer-look-58-independent-chair.pdf).

• All Board members have complete access to management and the authority to retain legal, accounting and other outside consultants to advise the Board and the Committees as they deem appropriate.

The Board believes it is best positioned to determine the most effective leadership structure for PepsiCo based on the best interests of the Company and our shareholders. Moreover, the Board believes the combined Chairman and CEO role, together with the leadership of our strong independent Presiding Director and bolstered by the other governance practices outlined above, strikes the right balance between consistent leadership and effective independent oversight of PepsiCo's management, strategy and business. For all of the foregoing reasons, our Board continues to believe that our current leadership structure has served our shareholders well and remains in our shareholders' best interest.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal Regarding Disclosure of Pesticide Management Data (Proxy Item No. 6)

As You Sow, on behalf of The Janine Firpo Living Trust, Abigail Rome, Edwards Mother Earth Foundation, Lisa K. Holmes Revocable Trust, Michelle Swenson & Stan Drobac Revocable Trust and Patricia Rose Lurie Revocable Trust, who each own at least $2,000 worth of shares of PepsiCo Common Stock, has submitted the following proposal:

WHEREAS: PepsiCo's Quaker Oats brand has been in the media spotlight recently in connection with the controversial pesticide ingredient Glyphosate.[1] Glyphosate is classified as a probable human carcinogen by the World Health Organization ("WHO") and a known carcinogen by California.[2] Research links glyphosate-based herbicides to chronic toxic effects - such as kidney damage and endocrine disruption - even at low levels. Evidence is also mounting for indirect consequences from glyphosate use including reduced effectiveness of antibiotic treatments[3] and increased mortality among honey bees.[4] Use of glyphosate as a desiccant has become especially commonplace for cereal grains like oats, which leads to higher levels of glyphosate residue on final consumer products.

PepsiCo's reliance on glyphosate-based weed-killers and other toxic chemicals creates legal, reputational, and regulatory risks for the company. A recent jury verdict finding that glyphosate-based Roundup caused one man's terminal cancer has led to thousands of lawsuits,[5] and a recent report suggested a ban on the use of organophosphates, an entire class of commonly used agricultural pesticides.[6]

Regulatory attention on glyphosate, specifically, is growing.[7] Jurisdictions in 25 countries have adopted policies to ban or restrict glyphosate use or are considering such action.[8] A group of major U.S. non-governmental organizations and food companies petitioned the Environmental Protection Agency to sharply reduce the federal allowable amount of residual glyphosate on oats and to expressly prohibit the use of glyphosate as a pre-harvest drying agent.[9]

PepsiCo does not currently disclose information allowing investors to understand whether the Company's suppliers use controversial pesticides on their farms. The Company asserts it is "document[ing] continuous improvement" of environmental impacts from its supply chain through a Sustainable Farming Program. PepsiCo however does not *measurably track or report the use of toxic pesticides* to shareholders.

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(1) https://www.nytimes.com/2018/08/15/health/herbicide-glyphosate-cereal-oatmeal-children.html

(2) https://oehha.ca.gov/proposition-65/crnr/glyphosate-listed-effective-july-7-2017-known-state-california-cause-cancer

(3) https://www.newsweek.com/antibiotic-resistance-occurs-100000-faster-herbicides-1168034

(4) https://www.nrdc.org/sites/default/files/bees.pdf

(5) https://www.npr.org/2018/08/10/637722786/jury-awards-terminally-ill-man-289-million-in-lawsuit-against-monsanto

(6) https://www.theguardian.com/environment/2018/oct/24/entire-pesticide-class-should-be-banned-for-effect-on-childrens-health

(7) https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5484035/pdf/jech-2016-208463.pdf

(8) https://www.baumhedlundlaw.com/toxic-tort-law/monsanto-roundup-lawsuit/where-is-glyphosate-banned/

(9) https://cdn3.ewg.org/sites/default/files/Glyphosate%20Petition%20Final%20.pdf?_ga=2.149341110.1808919085.1539882425-1374321464.1536083250



Other food companies have committed to tracking and reducing pesticide use:

1. Unilever phased out WHO Class 1 pesticides for tea production and intends to phase out Class 2 pesticides by 2020.

2. Sysco's Integrated Pest Management Program reports on the quantity of pesticides avoided.

3. Ben and Jerry's ice cream brand has committed to prohibit pre-harvest glyphosate use in its entire supply chain by 2020.

To demonstrate to shareholders that the company is adequately addressing the risks associated with the use of chemical pesticides on supplier farms, it is vital that PepsiCo increase its disclosures to shareholders.

RESOLVED: Shareholders request that PepsiCo disclose, at reasonable expense and omitting proprietary information, quantitative metrics demonstrating measurable progress toward the reduction of synthetic chemical pesticide use in the Company's supply chain.

SUPPORTING STATEMENT: We recommend the report include:

• An assessment of the operational and reputational risks posed to the company by the current use of pesticides in its supply chain.
• Metrics tracking the portion of supply chain crops treated with synthetic chemical pesticides.
• Metrics demonstrating success in increasing the portion of supply chain crops grown with integrated pest management practices

 **Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.**

PepsiCo has robust programs and policies to address concerns about pesticide use by farmers. Given our publicly available reporting on the responsible use of pesticides and our sustainability initiatives and goals, we believe the reporting called for in this proposal is neither necessary nor a good use of Company resources.

PepsiCo maintains robust policies and programs that promote sustainable agriculture as well as food safety and quality, an important aspect of which is the responsible use of pesticides. The Board believes that the reporting called for in this proposal is neither necessary nor a good use of Company resources given PepsiCo's demonstrated leadership in the field of sustainable agriculture and robust public disclosures on sustainable agricultural practices, including information about compliance by growers with the Company's Integrated Pest Management ("IPM") program, which the Company believes reduces the use of pesticides in its supply chain.

IPM is designed to reduce risks to human health and the environment from the use of pesticides, and the program specifically mandates using pesticide control methods only when necessary and targeting only the pests that can harm crops. Because implementing such practices helps minimize the need for pesticides and the amount of pesticides used, we track compliance with the IPM program as a means to gauge our progress in reducing the use of pesticides in our supply chain. In 2018, growers in the Company's supply chain improved their IPM compliance from 55% to 66% globally, and growers in the U.S. achieved nearly 100% compliance. These IPM compliance measures are disclosed in the PepsiCo Statement on Pesticides (the "Pesticides Statement", available at *www.pepsico.com/sustainability/pesticides*), and show the measurable progress we have made toward minimizing the use of pesticides in the Company's supply chain, thus addressing the purpose of this proposal.

Promoting food safety and quality are core to PepsiCo's values and business. Moreover, they are issues that we regularly discuss with shareholders; in fact, PepsiCo's shareholders overwhelmingly rejected shareholder proposals regarding pesticide use in 2017, 2016 and 2015, which received support from less than 10%, 9% and 8%, respectively, of votes cast.

 

Our work to promote responsible pest management is part of a comprehensive approach to food safety and sustainable agriculture.

We recognize that pesticide use in the agricultural sector has led to concerns regarding the potential for unintended environmental and health impacts. In particular, we are aware that concerns exist regarding growers' use of the herbicide glyphosate, which is commonly used by farmers across the industry, including in some cases as a drying agent prior to harvesting oat crops. Glyphosate has been extensively studied, and its safety has been reviewed and affirmed by numerous risk assessment authorities and independent expert panels, including regulatory authorities such as the World Health Organization, European Food Safety Authority and the U.S. Environmental Protection Agency, among others. While we will continue to monitor the science as new information becomes available, we also maintain a rigorous process to cleanse products of glyphosate. Once oats are transported to us, our cleansing process includes de-hulling, cleaning, roasting and flaking. For applicable markets, any levels of glyphosate that may remain are trace amounts and significantly below any limits which have been set by applicable regulatory agencies.

With respect to the use of pesticides in general, PepsiCo's growers and suppliers are required to follow all applicable rules and regulations. As part of the supplier selection process, we assess growers' and suppliers' pesticide management programs. PepsiCo also has a Global Raw Material Quality and Food Safety Policy that is included in contracts with our suppliers. We require our suppliers and growers to manage pesticide residues through their programs and make pesticide testing and use data available to us upon request. We also audit our suppliers on a regular basis to ensure quality and food safety practices are in place at the supplier site.

Beyond compliance with applicable rules and regulations, we promote the use of sustainable agriculture practices, which aim to efficiently produce safe, high-quality agricultural products in a way that protects and improves the natural environment, as well as the social and economic conditions of farmers and their employees and local communities. We also recognize the need to responsibly manage water runoff from farms and the risk of pollution of ground or surface water from pesticides. Through our long-term sustainability goals, our Global Sustainable Agriculture Policy and our Sustainable Farming Program, PepsiCo sets certain standards and expectations for growers across our diverse global supply chain to support sustainable practices that substitute natural controls for some agrochemicals, foster ecosystem balance, reduce greenhouse gas emissions and mitigate crop losses.

We report extensively against a wide range of critical environmental, social and governance issues impacting our business and believe that focusing a disproportionate amount of time and resources on a single issue detracts from our ability to achieve PepsiCo's sustainability goals as a whole and provide a complete picture of our performance on sustainability. For further information on our sustainability initiatives and goals, see PepsiCo's Corporate Sustainability Report and a dedicated section of our website on sustainability at *www.pepsico.com/sustainability*.

We believe that PepsiCo should have the flexibility to further develop its policies and practices in a manner that the Company considers to be the most effective and efficient, and we believe that our existing robust public disclosures about our sustainable farming program, IPM compliance and other sustainability initiatives and our responsible approaches to pest management together with other sustainable agriculture practices to minimize the use of pesticides address the concerns raised in the proposal.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Ownership of PepsiCo Common Stock

Stock Ownership of Officers and Directors

The following table shows, as of March 1, 2019, the number of shares of our Common Stock beneficially owned and the number of phantom units of our Common Stock held in the Company's income deferral programs by each director (including each nominee), by each of the NEOs identified in the 2018 Summary Compensation Table on page 59 of this Proxy Statement, and by all directors and executive officers as a group. Each phantom unit represents the economic equivalent of one share of our Common Stock. Except as otherwise noted, the directors and executive officers exercise sole voting and investment power over their shares shown in the table. None of the shares are subject to pledge.

As of March 1, 2019, the directors and executive officers as a group beneficially owned less than 1% of our outstanding Common Stock.

Name of Individual or Group	Number of Shares of PepsiCo Common Stock Beneficially Owned[1]	Number of Phantom Units of PepsiCo Common Stock Held in PepsiCo's Deferral Programs[2]	Total
Shona L. Brown	1,000	30,187	31,187
George W. Buckley	1,000	20,671	21,671
Albert P. Carey	312,688	—	312,688
Cesar Conde	1,000	6,038	7,038
Ian Cook	3,569	28,037	31,606
Dina Dublon	2,455	29,250	31,705
Richard W. Fisher	1,000	7,882	8,882
Michelle Gass[3]	—	—	—
William R. Johnson[4]	3,765	7,882	11,647
Hugh F. Johnston	105,117	22,829	127,946
Ramon Laguarta	103,717	—	103,717
Laxman Narasimhan	58,603	—	58,603
Indra K. Nooyi	1,473,782	55,627	1,529,409
David C. Page	1,000	8,508	9,508
Robert C. Pohlad[5]	1,144,659	7,882	1,152,541
Silviu Popovici	20,689	—	20,689
Daniel Vasella	14,011	49,299	63,310
Darren Walker	1,000	4,986	5,986
Alberto Weisser	1,000	17,493	18,493
All directors and executive officers as a group (26 persons)	3,572,840	296,571	3,869,411

(1) The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days after March 1, 2019: (1) through the exercise of vested stock options: Mr. Carey, 95,690 shares; Mr. Laguarta, 36,007 shares; Ms. Nooyi, 753,059 shares; and all directors and executive officers as a group, 1,009,041 shares; and (2) pursuant to other equity awards: Mr. Carey, 30,880 shares; Mr. Johnston, 31,755 shares; Mr. Laguarta, 21,632 shares; Mr. Narasimhan 42,044 shares; Ms. Nooyi, 79,566 shares; Mr. Popovici 7,457 shares; and all directors and executive officers as a group, 297,872 shares. In addition, the amounts reported include Common Stock equivalent amounts attributed to the following executive officers based on their respective holdings in the PepsiCo Savings Plan: Mr. Carey, 113 shares; Mr. Johnston, 268 shares; Ms. Nooyi, 9,217 shares; and all executive officers as a group, 12,564 shares.

(2) Reflects phantom units of our Common Stock held in the PepsiCo Executive Income Deferral Program and the PepsiCo Director Deferral Program.

(3) Upon Ms. Gass's appointment on our Board effective March 6, 2019, Ms. Gass received a one-time grant of 1,000 shares of PepsiCo Common Stock.

(4) The shares shown for William R. Johnson include (i) 2,102 shares held jointly with his spouse over which Mr. Johnson has shared voting and investment power, (ii) 187 shares held in a trust with his spouse over which Mr. Johnson has shared voting and investment power, and (iii) 476 shares held in trusts over which Mr. Johnson has sole voting and investment power.

(5) The shares shown for Robert C. Pohlad include 900,000 shares held in a limited liability company over which Mr. Pohlad has shared voting and investment power and 27 shares held indirectly by his spouse.

 

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of our outstanding Common Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class Outstanding[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	124,196,931[2]	8.8%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	97,102,072[3]	6.9%

(1) Based on the number of shares of Common Stock outstanding and entitled to vote at the 2019 Annual Meeting as of our record date, March 1, 2019.

(2) Based solely on the Schedule 13G/A filed by the Vanguard Group with the SEC on February 11, 2019 regarding its holdings as of December 31, 2018. The Vanguard Group also reported that, as of December 31, 2018, it had sole voting power for 1,729,724 shares of our Common Stock, sole dispositive power for 122,125,751 shares of our Common Stock, shared voting power for 373,563 shares of our Common Stock and shared dispositive power for 2,071,180 shares of our Common Stock.

(3) Based solely on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 6, 2019 regarding its holdings as of December 31, 2018. BlackRock, Inc. also reported that, as of December 31, 2018, it had sole voting power for 84,278,702 shares of our Common Stock, sole dispositive power for 97,102,072 shares of our Common Stock and shared voting power for and shared dispositive power for 0 shares of our Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires our directors and executive officers and the beneficial owners of more than 10% of our Common Stock to file reports of ownership and changes in ownership of our Common Stock. We received written representations from each director and executive officer who did not file an annual statement with the SEC on Form 5 that no Form 5 was due. To the best of our knowledge, based on a review of those reports and written representations, we believe that all required reports were filed on time with the SEC for fiscal year 2018.



Information About the Annual Meeting

Voting Procedures

Who may vote at the Annual Meeting?

Only shareholders of record of our Common Stock as of the close of business on our record date, March 1, 2019, are entitled to receive notice of and to vote at the Annual Meeting and at any postponement or adjournment of the meeting. As of the record date, there were 1,404,281,903 shares of our Common Stock outstanding and entitled to vote at the Annual Meeting and each share of our Common Stock is entitled to one vote.

How do I vote?

Whether you are a shareholder of record (that is, **if your shares are registered in your own name with our transfer agent) or a beneficial owner of shares held in street name** (that is, if **you hold your shares through a broker, bank or other holder of record**), you can vote any one of four ways:

- **Via the Internet.** You may vote by visiting the website and entering the 16-digit control number found in the Notice of Internet Availability of Proxy Materials (the "**Notice of Internet Availability**"), proxy card or voting instruction form.
- **By Telephone.** You may vote by calling the toll-free number found in the proxy card or voting instruction form or provided on the website listed on the Notice of Internet Availability.
- **By Mail.** If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card (if you are a shareholder of record) or voting instruction form (if you are a beneficial owner) and sending it back in the envelope provided.
- **In Person.** If you are a shareholder of record and you plan to attend the Annual Meeting, you are encouraged to vote beforehand by Internet, telephone or mail. You also may vote in person at the Annual Meeting. Bring your printed proxy card if you received one by mail. Otherwise, the Company will give shareholders of record a ballot at the Annual Meeting. If you are a beneficial owner, you must obtain a legal proxy from the organization that holds your shares if you wish to attend the Annual Meeting and vote in person.

What happens if I do not give specific voting instructions when I deliver my proxy?

- **Shareholder of Record.** The persons named as proxies will vote your shares in accordance with your instructions. Except as noted below with respect to shares held in the PepsiCo Savings Plan, if your properly executed proxy does not contain voting instructions, the persons named as proxies will vote your shares in accordance with the voting recommendations of the Board.
- **Beneficial Owner of Shares Held in Street Name.** If you are the beneficial owner of shares held in street name, you have the right to direct your bank or broker how to vote your shares, and it is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, under stock exchange rules, it will nevertheless be entitled to vote your shares with respect to "routine" matters, but it will not be permitted to vote your shares with respect to "non-routine" matters. In the case of a non-routine matter, your shares will be considered "broker non-votes" on that proposal.

Proxy Item No. 2 (ratification of the appointment of the independent registered public accounting firm) is a matter the Company believes will be considered "routine."

Proxy Item No. 1 (election of directors), Proxy Item No. 3 (advisory approval of executive compensation), Proxy Item No. 4 (proposed amendments to the Articles of Incorporation) and Proxy Item Nos. 5-6 (shareholder proposals) are matters the Company believes will be considered "non-routine."

If you are a beneficial owner and do not give voting instructions to your bank or brokerage firm on certain matters, the Company believes your bank or broker may vote your shares with respect to Proxy Item No. 2, but not Proxy Item Nos. 1 or 3-6.

 

Can employees who participate in PepsiCo's Savings Plan vote?

Yes. If you are an employee who participates in the PepsiCo Savings Plan (a portion of which constitutes an Employee Stock Ownership Plan), you can vote the shares (if any) that are deemed to be in your account in the PepsiCo Savings Plan as of the close of business on March 1, 2019.

To do so, you must sign and return the proxy card or vote by the Internet or telephone, as instructed in the proxy materials you received in connection with these shares in the PepsiCo Savings Plan. Voting instructions must be received no later than 11:59 p.m. Eastern Daylight Time on April 28, 2019, so that the trustee (who votes the shares on behalf of the participants of the PepsiCo Savings Plan) has adequate time to tabulate the voting instructions. The trustee will vote those shares you instruct. If you do not provide voting instructions, the trustee will vote your PepsiCo Savings Plan shares in the same proportion as the PepsiCo Savings Plan shares of other participants for which the trustee has received proper voting instructions.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

The presence in person or by proxy of the holders of record of a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Votes "for" and "against," "abstentions" and "broker non-votes" will all be counted as present to determine whether a quorum has been established. Once a share of the Company's Common Stock is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournments of the meeting unless a new record date is or must be set for the adjourned meeting. If a quorum is not present at the opening of the meeting, the meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn.

What is the voting requirement to approve each of the proposals?

Assuming the existence of a quorum at the Annual Meeting:

- Each director nominated pursuant to Proxy Item No. 1 must receive a vote "for" their election from a majority of the votes cast;
- For Proxy Item No. 4, the affirmative vote of at least two-thirds of PepsiCo's issued and outstanding Common Stock is required to approve this proposal; and
- For all other matters, the affirmative vote of a majority of the votes cast is required to approve each proposal.

Abstentions and broker non-votes are not treated as cast either for or against a matter, and therefore will not affect the outcome of the vote.

Can I revoke my proxy or change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by voting again via the Internet or by telephone, by completing, signing, dating and returning a new proxy card or voting instruction form with a later date, or by attending the Annual Meeting and voting in person. Only your latest dated proxy we receive at or prior to the Annual Meeting will be counted. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again.

Who will serve as the inspectors of election?

Representatives from Broadridge Investor Communication Solutions, Inc. will serve as the inspectors of election.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Form 8-K filed with the SEC within the time period prescribed by SEC rules.



How are proxies solicited and what is the cost?

We are providing these proxy materials in connection with the solicitation by our Board of Directors of proxies to be voted at our Annual Meeting. We bear all expenses incurred in connection with the solicitations of proxies. We have engaged Innisfree M&A Incorporated to solicit proxies for an estimated fee of $18,500, plus expenses.

In addition to the solicitation of proxies by mail and electronically, PepsiCo intends to ask brokers and bank nominees to solicit proxies from their principals and will pay the brokers and bank nominees their expenses for the solicitation. Our directors, officers and employees also may solicit proxies by mail, telephone, electronic or facsimile transmission or in person. They will not receive any additional compensation for these activities.

Attending the Annual Meeting

How can I attend the Annual Meeting in Person?

Attendance at the Annual Meeting is limited to shareholders as of the close of business on the record date, March 1, 2019. Each shareholder may appoint only one representative to attend the Annual Meeting on his, her or its behalf. Due to space constraints and other security measures, we are not able to admit the guests of either shareholders or their legal proxy holders. Admission to the Annual Meeting will be on a first-come, first-served basis and will require an admission ticket. Each shareholder will be asked to present valid government-issued picture identification such as a driver's license or passport. Security measures may include bag, metal detector or hand-wand searches. Cell phones, PDAs, tablets, pagers, recording and photographic equipment and/or computers will not be permitted in the meeting rooms at the Annual Meeting. These security procedures may require additional time, so please plan accordingly. The North Carolina History Center at Tryon Palace is accessible to disabled persons. Upon advance request, we will provide wireless headsets for hearing amplification.

How do I receive an admission ticket?

If you received your proxy materials by mail, your admission ticket will be your Notice of Internet Availability, proxy card (shareholders of record only) or voting instruction form (beneficial owners only). If you received your proxy materials by email, you will be given an opportunity to print an admission ticket after you vote online.

We encourage shareholders to pre-register in advance of the Annual Meeting by visiting *www.proxyvote.com*. You will need your 16-digit control number to access *www.proxyvote.com*, which you can find in the Notice of Internet Availability, proxy card or voting instruction form. You may also pre-register by contacting PepsiCo's Manager of Shareholder Relations at (914) 253-3055 or *investor@pepsico.com*. If you are a beneficial owner of shares, you must show proof of ownership, such as a recent bank or brokerage account statement reflecting your ownership of Common Stock as of March 1, 2019, in addition to valid government-issued picture identification. On May 1, 2019, registration will begin at 8:00 a.m. Eastern Daylight Time.

Can I listen to the Annual Meeting on the Internet?

Yes, our Annual Meeting will be webcast live on May 1, 2019 at 9:00 a.m. Eastern Daylight Time. You are invited to visit *www.pepsico.com* under "*Investors*"—"*Events*" to listen to the live webcast of the Annual Meeting.

2019 Proxy Materials

Why am I receiving these proxy materials?

Our Board of Directors has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at our Annual Meeting of Shareholders. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

 

What is included in these materials?

These proxy materials include:

- this Proxy Statement for the Annual Meeting; and
- our Annual Report for the fiscal year ended December 29, 2018.

If you received printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Why did I receive a Notice of Internet Availability in the mail instead of printed proxy materials?

In accordance with SEC rules, instead of mailing a printed copy of our proxy materials to all of our shareholders, we have elected to furnish such materials to selected shareholders by providing access to these documents over the Internet. Accordingly, on or about March 22, 2019, we sent a Notice of Internet Availability to most of our shareholders.

These shareholders have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability or request to receive a printed set of the proxy materials by calling the toll-free number found on the Notice of Internet Availability. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help save natural resources and reduce the cost to print and distribute the proxy materials.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability provides you with instructions regarding how to:

- view our proxy materials for the Annual Meeting on the Internet;
- vote your shares after you have viewed our proxy materials;
- request a printed copy of the proxy materials; and
- instruct us to send our future proxy materials to you electronically by email.

> PepsiCo will plant a tree for every shareholder that signs up for electronic delivery. Choosing to receive your future proxy materials by email will lower our costs of delivery and will help reduce the environmental impact of our Annual Meeting. Since 2016, we have planted over 45,000 trees based on the number of shareholders who have signed up for electronic delivery.

Copies of the proxy materials are available for viewing at *www.pepsico.com/proxy19*.

You may have received proxy materials by email. Even if you received a printed copy of our proxy materials, you may choose to receive future proxy materials by email. If you do so, you will receive an email next year with instructions containing a link to view those proxy materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it or for so long as the email address provided by you is valid.

What is "householding"?

If you are a beneficial owner, your bank or broker may deliver a single Proxy Statement and Annual Report, along with individual proxy cards, or individual Notices of Internet Availability to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or (914) 253-3055 or *investor@pepsico.com*.

Where can I find the Annual Report?

The 2018 Annual Report to Shareholders, including financial statements, was delivered or made available with this Proxy Statement.

A copy of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 29, 2018 (including the financial statements, schedules and a list of exhibits) will be sent without charge upon the request of any shareholder to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or *investor@pepsico.com*. You also may obtain our Annual Report on Form 10-K over the Internet on the SEC's website at *www.sec.gov*, or on our website at *www.pepsico.com* under *"Investors" — "SEC Filings."*

Other Matters

The Board of Directors knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting or any postponement or adjournment thereof, the persons named in the proxy will vote on such matters according to their best judgment.

2020 Shareholder Proposals and Director Nominations

Shareholder Proposals for Inclusion in the Proxy Statement for the 2020 Annual Meeting

PepsiCo welcomes comments or suggestions from its shareholders. If a shareholder wishes to have a proposal formally considered at the 2020 Annual Meeting of Shareholders and included in the Company's Proxy Statement for that meeting, we must receive the proposal in writing on or before the close of business on November 23, 2019 and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act.

Director Nominations for Inclusion in the Proxy Statement for the 2020 Annual Meeting

The Board has implemented a proxy access provision in our By-Laws, which allows a shareholder or group of up to 20 shareholders owning in aggregate three percent or more of our outstanding Common Stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the shareholder(s) and nominee(s) satisfy the requirements in the By-Laws. If a shareholder or group of shareholders wishes to nominate one or more director candidates to be included in the Company's Proxy Statement for the 2020 Annual Meeting of Shareholders pursuant to these proxy access provisions in Section 2.9 of our By-Laws, we must receive proper written notice of any such nomination no earlier than the close of business on October 24, 2019 and no later than the close of business on November 23, 2019, and the nomination must otherwise comply with our By-Laws. If, however, the 2020 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 150th day prior to such meeting and no later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the public announcement of the meeting date.

Other Proposals or Director Nominations for Presentation at the 2020 Annual Meeting

Under our By-Laws, if a shareholder wishes to present other business or nominate a director candidate at the 2020 Annual Meeting of Shareholders, we must receive proper written notice of any such business or nomination no earlier than the close of business on January 2, 2020 and no later than the close of business on February 1, 2020. If, however, the 2020 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in the By-Laws. If a shareholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the Annual Meeting.

All notices of proposals or nominations, as applicable, must be addressed to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577.

Appendix A—Reconciliation of GAAP and Non-GAAP Information

($ in millions, except per share amounts; unaudited)

Organic revenue, core constant currency EPS (with 2016 growth excluding the impact of the Venezuela deconsolidation and 2018 growth excluding the impact of certain gains for calculation of this compensation performance measure), free cash flow and free cash flow excluding certain items, core net ROIC (with 2018 excluding the impact of the SodaStream acquisition for calculation of this compensation performance measure), core constant currency net income (refers to core constant currency net income attributable to PepsiCo), and core constant currency operating profit are non-GAAP financial measures. In addition to using these measures as compensation performance measures, we use these non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan and evaluation of our overall business performance. We believe presenting non-GAAP financial measures provides additional information to facilitate comparison of our historical operating results and trends in our underlying operating results, and provides additional transparency on how we evaluate our business. We also believe presenting these measures allows investors to view our performance using the same measures that we use in evaluating our financial and business performance and trends.

We consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. The non-GAAP financial measures contained in the Proxy Statement exclude the impact of the following items:

- *Commodity Mark-to-Market Net Impact:* Mark-to-market net gains and losses on commodity derivatives in corporate unallocated expenses. These gains and losses are subsequently reflected in division results when the divisions recognize the cost of the underlying commodity in operating profit.

- *Restructuring and Impairment Charges:* Expenses related to the 2019, 2014 and 2012 Multi-Year Productivity Plans.

- *Merger and Integration Charges:* In 2018, merger and integration charges of $75 million related to our acquisition of SodaStream. These charges include closing costs, advisory fees and employee-related costs. In 2013, merger and integration charges of $10 million related to our acquisition of Wimm-Bill-Dann Foods OJSC.

- *Net Tax (Benefit) / Expense Related to the Tax Cuts and Jobs Act (TCJA):* In 2018, net tax benefit of $28 million in connection with the TCJA. In 2017, provisional net tax expense of $2.5 billion associated with the enactment of the TCJA. Included in the net tax expense of $2.5 billion was a provisional mandatory one-time transition tax of approximately $4 billion on undistributed international earnings. This mandatory one-time transition tax was partially offset by a provisional $1.5 billion benefit resulting from the required remeasurement of our deferred tax assets and liabilities to the new, lower U.S. corporate income tax rate. While our accounting for the recorded impact of the TCJA is deemed to be complete, these amounts are based on prevailing regulations and currently available information, and any additional guidance issued by the Internal Revenue Service (IRS) could impact the aforementioned amounts in future periods. The IRS issued additional guidance in the first quarter of 2019 and we are currently evaluating the impact of this guidance.

- *Other Net Tax Benefits:* In 2018, other net tax benefits of $4.3 billion related to the reorganization of our international operations. Also, in 2018, non-cash tax benefits of $717 million associated with both the conclusion of certain international tax audits and our agreement with the Internal Revenue Service (IRS) resolving all open matters related to the audits of taxable years 2012 and 2013. In 2015, non-cash tax benefit of $230 million associated with our agreement with the IRS resolving substantially all open matters related to the audits for taxable years 2010 through 2011, which reduced our reserve for uncertain tax positions for the tax years 2010 through 2011. In 2013, non-cash tax benefit of $209 million associated with our agreement with the IRS resolving all open matters related to the audits for taxable years 2003 through 2009, which reduced our reserve for uncertain tax positions for the tax years 2003 through 2012.

- *Charges Related to Cash Tender and Exchange Offers:* In 2018, interest expense of $253 million in connection with our cash tender and exchange offers, primarily representing the tender price paid over the carrying value of the tendered notes.



- *Charges Related to the Transaction with Tingyi (Cayman Islands) Holding Corp. (Tingyi)*: In 2016, impairment charge of $373 million to reduce the value of our 5% indirect equity interest in KSF Beverage Holding Co., Ltd. (KSFB), formerly known as Tingyi-Asahi Beverages Holding Co. Ltd., to its estimated fair value. In 2015, charge of $73 million related to a write-off of the value of a call option to increase our holding in KSFB to 20%.

- *Charge Related to Debt Redemption*: In 2016, interest expense primarily representing the premium paid in accordance with the "make-whole" redemption provisions to redeem all of our outstanding 7.900% senior notes due 2018 and 5.125% senior notes due 2019 for the principal amounts of $1.5 billion and $750 million, respectively.

- *Pension-Related Settlements*: In 2016, pension settlement charge of $242 million related to the purchase of a group annuity contract. In 2015, benefits of $67 million associated with the settlement of pension-related liabilities from previous acquisitions. In 2014, lump sum settlement charges of $141 million related to payments for pension liabilities to certain former employees who had vested benefits.

- *Venezuela Impairment Charges*: In 2015, charges of $1.4 billion related to the impairment of investments in our wholly-owned Venezuelan subsidiaries and beverage joint venture.

- *Venezuela Remeasurement Charge*: In 2014, a $105 million net charge related to our remeasurement of the bolivar for certain net monetary assets of our Venezuelan businesses. In 2013, net charge of $111 million related to the devaluation of the bolivar for our Venezuelan businesses.

Additionally, free cash flow excluding certain items is a measure management uses to monitor cash flow performance. Since net capital spending is essential to our product innovation initiatives and maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider net capital spending when evaluating our cash from operating activities. We also consider certain other items (included in the Net Cash Provided by Operating Activities Reconciliation table below) in evaluating free cash flow that we believe investors should consider in evaluating our free cash flow results.

For more information regarding these non-GAAP financial measures, including further information on the excluded items for years 2018, 2017 and 2016, see pages 52-58, 69 and 71 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 29, 2018.

Non-GAAP information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP measures presented by other companies.

Net Revenue Growth Reconciliation

	Year Ended 12/29/2018
Reported Net Revenue Growth	2%
Foreign Exchange Translation	1
Acquisitions and Divestitures	1
Sales and Certain Other Taxes	—
Organic Revenue Growth	4%

Note - Certain amounts above may not sum due to rounding.

Diluted EPS Performance Reconciliation

	Year Ended					
	12/29/2018	12/30/2017	12/31/2016	12/26/2015	12/27/2014	12/28/2013
Reported Diluted EPS	$ 8.78	$ 3.38	$ 4.36	$ 3.67	$4.27	$ 4.32
Commodity Mark-to-Market Net Impact	0.09	(0.01)	(0.08)	—	0.03	0.03
Restructuring and Impairment Charges	0.18	0.16	0.09	0.12	0.21	0.08
Merger and Integration Charges	0.05	—	—	—	—	0.01
Net Tax (Benefit) / Expense Related to the TCJA	(0.02)	1.70	—	—	—	—
Other Net Tax Benefits	(3.55)	—	—	(0.15)	—	(0.13)
Charges Related to Cash Tender and Exchange Offers	0.13	—	—	—	—	—
Charges Related to the Transaction with Tingyi	—	—	0.26	0.05	—	—
Charge Related to Debt Redemption	—	—	0.11	—	—	—
Pension-Related Settlements	—	—	0.11	(0.03)	0.06	—
Venezuela Impairment Charges	—	—	—	0.91	—	—
Venezuela Remeasurement Charges	—	—	—	—	0.07	0.07
Core Diluted EPS	$ 5.66	$ 5.23	$ 4.85	$ 4.57	$4.63	$ 4.37
Reported Diluted EPS Performance	160%	(23)%	19%	(14)%	(1)%	
Core Diluted EPS Performance	8%	8%	6%	(1)%	6%	
Impact of Foreign Exchange Translation	1	1	3	11	3	
Core Constant Currency Diluted EPS Growth	9	9	9	10	9	
Impact of Excluding Certain Items(a)	(1)	n/a	n/a	n/a	n/a	
Impact of Excluding Venezuela from 2015 Base(b)	n/a	n/a	2.5	n/a	n/a	
Core Constant Currency Diluted EPS Growth, Excluding Above Items	7%	9%	12%	10%	9%	
2016-2018 Three-Year Growth Average	9% (c)					

n/a - Adjustment was not applicable for purposes of calculating this target.

(a) Represents the impact of primarily excluding certain gains associated with the sale of assets and insurance claims and settlement recoveries.

(b) Represents the impact of the exclusion of the 2015 results of our Venezuelan businesses, which were deconsolidated effective as of the end of the third quarter of 2015.

(c) Average percentage is based on unrounded amounts.

Net Cash Provided by Operating Activities Reconciliation

	Year Ended 12/29/2018
Net Cash Provided by Operating Activities	$ 9,415
Capital Spending	(3,282)
Sales of Property, Plant and Equipment	134
Free Cash Flow	6,267
Discretionary Pension and Retiree Medical Contributions	1,454
Net Cash Tax Benefit Related to Discretionary Pension and Retiree Medical Contributions	(473)
Payments Related to Restructuring Charges	266
Net Cash Tax Benefit Related to Restructuring Charges	(45)
Tax Payments Related to the TCJA	115
Certain Other Items	47
Free Cash Flow Excluding Certain Items	$ 7,631

Note - Certain amounts above may not sum due to rounding.



ROIC

	Year Ended		
	12/29/2018	12/30/2017	12/26/2015
Net Income Attributable to PepsiCo	$12,515	$ 4,857	$ 5,452
Interest Expense	1,525	1,151	970
Tax on Interest Expense	(339)	(415)	(349)
	$13,701	$ 5,593	$ 6,073
Average Debt Obligations	$38,169	$38,707	$31,169
Average Common Shareholders' Equity	11,368	12,004	15,147
Average Invested Capital	$49,537	$50,711	$46,316
ROIC	27.7%	11.0%	13.1%

ROIC Growth Reconciliation

	Year Ended			2018 Growth versus	
	12/29/2018	12/30/2017	12/26/2015	2017	2015
ROIC	27.7%	11.0%	13.1%	1,670 bps	1,460 bps
Impact of:					
Average Cash, Cash Equivalents and Short-Term Investments	7.8	7.6	4.1		
Interest Income	(0.6)	(0.5)	(0.1)		
Tax on Interest Income	0.1	0.2	—		
Commodity Mark-to-Market Net Impact	0.2	—	—		
Restructuring and Impairment Charges	0.4	0.3	0.2		
Merger and Integration Charges	0.1	—	—		
Net Tax (Benefit) / Expense Related to the TCJA	(1.1)	4.5	—		
Other Net Tax Benefits	(9.7)	0.1	(0.4)		
Charges Related to Cash Tender and Exchange Offers	(0.1)	—	—		
Charges Related to the Transaction with Tingyi	—	(0.1)	0.1		
Pension-Related Settlement Benefits	—	—	(0.1)		
Venezuela Impairment Charges	—	(0.2)	2.7		
Core Net ROIC	24.8%	22.9%	19.6%	190 bps	520 bps
Impact of the SodaStream Acquisition	0.4	—	—	40 bps	40 bps
Core Net ROIC, Excluding Above Item	25.2%	22.9%	19.6%	230 bps	560 bps

Net Income Attributable to PepsiCo Reconciliation

	Year Ended		
	12/29/2018	12/30/2017	Growth
Net Income Attributable to PepsiCo	$12,515	$4,857	158%
Commodity Mark-to-Market Net Impact	125	(8)	
Restructuring and Impairment Charges	251	224	
Merger and Integration Charges	75	—	
Net Tax (Benefit) / Expense Related to the TCJA	(28)	2,451	
Other Net Tax Benefits	(5,064)	—	
Charges Related to Cash Tender and Exchange Offers	191	—	
Core Net Income Attributable to PepsiCo	$ 8,065	$ 7,524	7%
Impact of Foreign Exchange Translation			1
Core Constant Currency Net Income Attributable to PepsiCo Growth			8%

Note - Certain amounts above may not sum due to rounding.

FLNA, QFNA, NAB, Latin America and ESSA Net Revenue Performance Reconciliation

	Year Ended 12/29/2018				
	FLNA	**QFNA**	**NAB**	**Latin America**	**ESSA**
Reported Net Revenue Performance	3.5%	(1.5)%	1%	2%	4%
Foreign Exchange Translation	—	—	—	6	2
Acquisitions and Divestitures	—	—	—	—	—
Sales and Certain Other Taxes	—	—	—	—	0.5
Organic Revenue Performance	3%	(2)%	0.5%	8%	7%

NAB Net Revenue Performance Reconciliation

	Quarter Ended			
	3/24/2018	**6/16/2018**	**9/8/2018**	**12/29/2018**
Reported Net Revenue Performance	(1)%	(1)%	2%	2%
Foreign Exchange Translation	—	—	—	—
Acquisitions and Divestitures	—	—	—	—
Sales and Certain Other Taxes	—	—	—	—
Organic Revenue Performance	(2)%	(1)%	2.5%	2%

Germany, Poland, South Africa, Turkey and Russia Net Revenue Performance Reconciliation

	Year Ended 12/29/2018				
	Germany	**Poland**	**South Africa**	**Turkey**	**Russia**
Reported Net Revenue Performance	DD%	DD%	MSD%	(DD)%	(LSD)%
Foreign Exchange Translation	(MSD)	(MSD)	(LSD)	DD	HSD
Sales and Certain Other Taxes	—	—	—	MSD	—
Organic Revenue Growth	DD%	DD%	MSD%	DD%	MSD%

Latin America and ESSA Operating Profit Performance Reconciliation

	Year Ended 12/29/2018	
	Latin America	**ESSA**
Reported Operating Profit Performance	13%	4%
Restructuring and Impairment Charges	(2)	1
Merger and Integration Charges	—	4
Core Operating Profit Growth	11%	8%
Impact of Foreign Exchange Translation	2	3
Core Constant Currency Operating Profit Performance	13%	11%

Note - Certain amounts above may not sum due to rounding.



Appendix B – Proposed Amendments to Articles of Incorporation

The text of the proposed amendments to Articles Fifth and Seventh, Section 3 of Article Eighth and Exhibit A to PepsiCo's Articles of Incorporation are marked to reflect the proposed changes described in Proxy Item No. 4.

FIFTH: The total number of shares of Common Stock which the Corporation shall have authority to issue is 3,600,000,000 of the par value of one and two-thirds cents (1-2/3(cent)) per share. ~~The total number of shares of Convertible Preferred Stock which the Corporation shall have authority to issue is 3,000,000 of no par per share. The preferences, limitations and relative rights of the shares of the Convertible Preferred Stock are attached to these Amended and Restated Articles of Incorporation as "Exhibit A," and made a part hereof as if set forth in full herein.~~

SEVENTH: No holder of the Corporation's Common Stock ~~and no holder of the Corporation's Convertible Preferred Stock~~ shall be entitled, as of right, to subscribe for, purchase or receive any part of any new or additional issue of its capital stock, of any class, whether now or hereafter authorized (including treasury stock), or of any bonds, debentures or other securities convertible into stock, or warrants or options to purchase stock of any class, but all such additional shares of stock or bonds, debentures or other securities convertible into stock, including all stock now or hereafter authorized, may be issued and disposed of by the board of directors from time to time to such person or persons and upon such terms and for such consideration (so far as may be permitted by law) as the board of directors in their absolute discretion may from time to time fix and determine.

EIGHTH: The following provisions are intended for the regulation of the business and for the conduct of the internal affairs of the Corporation, and it is expressly provided that the same are intended to be in furtherance and not in limitation of the powers conferred by statute: …

(3) ~~The board of directors shall have power to sell, assign, transfer, convey, exchange, or otherwise dispose of the property, effects, assets, franchises and good will of the Corporation as an entirety, for cash, for the securities of any other corporation, or for any other consideration, pursuant to the vote at the special meeting called for the purpose, of the holders of at least two-thirds of the issued and outstanding Common Stock and Convertible Preferred Stock of the Corporation voting as a single class.~~ **Intentionally omitted.**

~~**EXHIBIT A**~~

~~**Section 1.** *Designation and Amount; Special Purpose Restricted Transfer Issue.*~~

~~(A) Shares of Convertible Preferred Stock shall be issued only to Fidelity Trust Management Co., or any duly appointed successor trustee (the "Trustee") of The Quaker 401(k) Plan for Salaried Employees, as amended, or any successor plan (the "Plan"). All references to the holder of shares of Convertible Preferred Stock shall mean the Trustee. In the event of any transfer of record ownership of shares of Convertible Preferred Stock to any person other than any successor trustee under the Plan, the shares of Convertible Preferred Stock so transferred, upon such transfer and without any further action by the Corporation or the holder thereof, shall be automatically converted into shares of Common Stock of the Corporation pursuant to Section 5 hereof and no such transferee shall have any of the voting powers, preferences and relative, participating, optional or special rights ascribed to shares of Convertible Preferred Stock hereunder but, rather, only the powers and rights pertaining to the Common Stock into which such shares of Convertible Preferred Stock shall be so converted. In the event of such a conversion, the transferee of the shares of Convertible Preferred Stock shall be treated for all purposes as the record holder of the shares of Common Stock into which such shares of Convertible Preferred Stock have been automatically converted as of the date of such transfer. Certificates representing shares of Convertible Preferred Stock shall bear a legend to reflect the foregoing provisions. Notwithstanding the foregoing provisions of this Section 1, shares of Convertible Preferred Stock (i) may be converted into shares of Common Stock as provided by Section 5 hereof and the shares of Common Stock issued upon such conversion may be transferred by the holder thereof as permitted by law and (ii) shall be redeemable by the Corporation upon the terms and conditions provided by Sections 6, 7 and 8 hereof.~~

 

Section 2. Dividends and Distributions.

(A) Subject to the rights of the holders of any stock of the Corporation ranking senior to the Convertible Preferred Stock in respect of dividends and subject to the provisions for adjustment hereinafter set forth, the holders of shares of Convertible Preferred Stock shall be entitled to receive, when, as and if declared by the board of directors out of funds legally available therefor, cumulative cash dividends ("preferred dividends") in an amount per share equal to $5.46 per share per annum, and no more, payable quarterly in arrears, one-fourth on each fifteenth day of January, April, July and October of each year (each a "dividend payment date") commencing on October 15, 2001, to holders of record at the start of business on such dividend payment date. In the event that any dividend payment date shall fall on any day other than a "business day" (as hereinafter defined), the dividend payment due on such dividend payment date shall be paid on the business day immediately succeeding such dividend payment date. Preferred dividends shall begin to accrue on outstanding shares of Convertible Preferred Stock from the date of issuance of such shares of Convertible Preferred Stock. Preferred dividends shall accrue on a daily basis, but preferred dividends accrued after issuance of the shares of Convertible Preferred Stock for any period less than a full quarterly period between dividend payment dates shall be computed on the basis of a 360-day year of 30-day months. If, at the date shares of Convertible Preferred Stock are first issued, there are accrued but unpaid dividends on shares of Series B ESOP Convertible Preferred Stock of The Quaker Oats Company, such accrued but unpaid dividends will be carried forward and paid on October 15, 2001, without interest, in addition to the dividends on shares of Convertible Preferred Stock which are accrued and payable as of such date. Accrued but unpaid preferred dividends shall cumulate as of the dividend payment date on which they first became payable, but no interest shall accrue on accumulated but unpaid preferred dividends.

(B) So long as any shares of Convertible Preferred Stock shall be outstanding, no dividend shall be declared or paid or set apart for payment on any other series of stock of the Corporation ranking on a parity with the Convertible Preferred Stock as to dividends, unless there shall also be or have been declared and paid or set apart for payment on the Convertible Preferred Stock dividends for all dividend payment periods of the Convertible Preferred Stock ending on or before the dividend payment date of such parity stock, ratably in proportion to the respective amounts of dividends accumulated and unpaid through such dividend period on the Convertible Preferred Stock and accumulated and unpaid on such parity stock through the dividend payment period on such parity stock next preceding such dividend payment date. In the event that full cumulative dividends on the Convertible Preferred Stock have not been declared and paid or set apart for payment when due, the Corporation shall not declare or pay or set apart for payment any dividends or make any other distributions on, or make any payment on account of the purchase, redemption or other retirement of any other class of stock or series thereof of the Corporation ranking, as to dividends or as to distributions in the event of a liquidation, dissolution or winding-up of the Corporation, junior to the Convertible Preferred Stock until full cumulative dividends on the Convertible Preferred Stock shall have been paid or declared and set apart for payment; provided, however, that the foregoing shall not apply to (i) any dividend payable solely in any shares of any stock of the Corporation ranking, as to dividends and as to distributions in the event of a liquidation, dissolution or winding-up of the Corporation, junior to the Convertible Preferred Stock or (ii) the acquisition of shares of any stock of the Corporation ranking as to dividends or as to distributions in the event of a liquidation, dissolution or winding-up of the Corporation, junior to the Convertible Preferred Stock in exchange solely for shares of any other stock of the Corporation ranking, as to dividends and as to distributions in the event of a liquidation, dissolution or winding-up of the Corporation, junior to the Convertible Preferred Stock.

Section 3. Voting Rights.

The holders of shares of Convertible Preferred Stock shall have the following voting rights:

(A) The holders of Convertible Preferred Stock shall be entitled to vote on all matters submitted to a vote of the shareholders of the Corporation, voting together with the holders of Common Stock as one class. The holder of each share of Convertible Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share of Convertible Preferred Stock could be converted on the record date for determining the shareholders entitled to vote, rounded to the nearest one-tenth of a vote; it being understood that whenever the "conversion price" (as defined in Section 5 hereof) is adjusted as provided in Section 9 hereof, the voting rights of the Convertible Preferred Stock shall also be similarly adjusted.

(B) Except as otherwise required by law or set forth herein, holders of Convertible Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action; provided, however, that the vote of at least two-thirds of the outstanding shares of Convertible Preferred Stock, voting separately as a series, shall be necessary to adopt any alteration, amendment or repeal of any provision of the Corporation's articles of incorporation, as amended



from time to time (including any such alteration, amendment or repeal effected by any merger or consolidation in which the Corporation is the surviving or resulting corporation), if such amendment, alteration or repeal would alter or change the powers, preferences, or special rights of the shares of Convertible Preferred Stock so as to affect them adversely.

Section 4. *Liquidation, Dissolution or Winding Up.*

(A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Convertible Preferred Stock shall be entitled to receive out of assets of the Corporation which remain after satisfaction in full of all valid claims of creditors of the Corporation and which are available for payment to shareholders, and subject to the rights of the holders of any the Corporation's stock ranking senior to or on a parity with the Convertible Preferred Stock in respect of distribution upon liquidation, dissolution or winding up of the Corporation, before any amount shall be paid or distributed among the holders of Common Stock or any other shares ranking junior to the Convertible Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of the Corporation, liquidating distributions in the amount of $78.00 per share (the "Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution, and no more. If upon any liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to the Convertible Preferred Stock and any other stock of the Corporation ranking as to any such distribution on a parity with the Convertible Preferred Stock are not paid in full, the holders of the Convertible Preferred Stock and such other stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount to which they are entitled as provided by the foregoing provisions of this Section 4(A), the holders of shares of Convertible Preferred Stock shall not be entitled to any further right or claim to any of the remaining assets of the Corporation.

(B) Neither the merger or consolidation of the Corporation with or into any other corporation, nor the merger or consolidation of any other corporation with or into the Corporation, nor the sale, lease, exchange or other transfer of all or any portion of the assets of the Corporation, shall be deemed to be a dissolution, liquidation or winding up of the affairs of the Corporation for purposes of this Section 4, but the holders of Convertible Preferred Stock shall nevertheless be entitled in the event of any such merger or consolidation to the rights provided by Section 8 hereof.

(C) Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable to holders of Convertible Preferred Stock in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, mailed not less than twenty (20) days prior to any payment date stated therein, to the holders of Convertible Preferred Stock, at the address shown on the books of the Corporation or any transfer agent for the Convertible Preferred Stock.

Section 5. *Conversion into Common Stock.*

(A) A holder of shares of Convertible Preferred Stock shall be entitled, at any time prior to the close of business on the date fixed for redemption of such shares pursuant to Sections 6, 7 and 8 hereof, to cause any or all of such shares to be converted into shares of Common Stock, initially at a conversion rate equal to the ratio of:

    (i) $78.00; to
    (ii)   the amount which initially shall be $15.7180, and which shall be adjusted as hereinafter provided (and, as so adjusted, rounded to the nearest ten-thousandth, is hereinafter sometimes referred to as the "conversion price").

(B) Any holder of shares of Convertible Preferred Stock desiring to convert such shares into shares of Common Stock shall surrender the certificate or certificates representing the shares of Convertible Preferred Stock being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), at the Corporation's principal executive office or the offices of the transfer agent for the Convertible Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Convertible Preferred Stock by the Corporation or the transfer agent for the Convertible Preferred Stock, accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Convertible Preferred Stock to be converted and the name or names in which such holder wishes the certificate or certificates for Common Stock and for any shares of Convertible Preferred Stock not to be so converted to be issued and (ii) the address to which such holder wishes delivery to be made of such new certificates to be issued upon such conversion.

(C) Upon surrender of a certificate representing a share or shares of Convertible Preferred Stock for conversion, the Corporation shall issue and send by hand delivery (with receipt to be acknowledged) or by first class mail, postage prepaid, to the holder thereof or to such holder's designee, at the address designated by such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled upon conversion. In the event that there shall have been surrendered a certificate or certificates representing shares of Convertible Preferred Stock, only part of which are to be converted, the Corporation shall issue and deliver to such holder or such holder's designee a new certificate or certificates representing the number of shares of Convertible Preferred Stock which shall not have been converted.

(D) The issuance by the Corporation of shares of Common Stock upon a conversion of shares of Convertible Preferred Stock into shares of Common Stock made at the option of the holder thereof shall be effective as of the earlier of (i) the delivery to such holder or such holder's designee of the certificates representing the shares of Common Stock issued upon conversion thereof or (ii) the commencement of business on the second business day after the surrender of the certificate or certificates for the shares of Convertible Preferred Stock to be converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) as provided by this resolution. On and after the effective day of conversion, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock, but no allowance or adjustment shall be made in respect of dividends payable to holders of Common Stock in respect of any period prior to such effective date. The Corporation shall not be obligated to pay any dividends which shall have been declared and shall be payable to holders of shares of Convertible Preferred Stock on a dividend payment date if such dividend payment date for such dividend is subsequent to the effective date of conversion of such shares.

(E) The Corporation shall not be obligated to deliver to holders of Convertible Preferred Stock any fractional share of a share of Common Stock issuable upon any conversion of such shares of Convertible Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

(F) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of shares of Convertible Preferred Stock as herein provided, free from any preemptive rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Convertible Preferred Stock then outstanding. Nothing contained herein shall preclude the Corporation from issuing shares of Common Stock held in its treasury upon the conversion of shares of Convertible Preferred Stock into Common Stock pursuant to the terms hereof. The Corporation shall prepare and shall use its best efforts to obtain and keep in force such governmental or regulatory permits or other authorizations as may be required by law, and shall comply with all requirements as to registration or qualification of the Common Stock, in order to enable the Corporation lawfully to issue and deliver to each holder of record of Convertible Preferred Stock such number of shares of its Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Convertible Preferred Stock then outstanding and convertible into shares of Common Stock.

Section 6. Redemption At the Corporation's Option.

(A) The Convertible Preferred Stock shall be redeemable, in whole or in part, at any time after the date of issuance, to the extent permitted by paragraphs 6(D) and 8(C), at the Liquidation Preference, plus, in each case, an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Payment of the redemption price shall be made by the Corporation in cash or shares of Common Stock or a combination thereof, as permitted by paragraph (E) of this Section 6. From and after the date fixed for redemption, dividends on shares of Convertible Preferred Stock called for redemption will cease to accrue, such shares will no longer be deemed to be outstanding and all rights in respect of such shares of the Corporation shall cease, except the right to receive the redemption price. If less than all of the outstanding shares of Convertible Preferred Stock are to be redeemed, the Corporation shall either redeem a portion of the shares of each holder determined pro rata based on the number of shares held by each holder or shall select the shares to be redeemed by lot, as may be determined by the board of directors of the Corporation.

(B) Unless otherwise required by law, notice of any redemption effected pursuant to Sections 6 or 7 hereof will be sent to the holders of Convertible Preferred Stock at the address shown on the Corporation's books or any transfer agent for the Convertible Preferred Stock by first class mail, postage prepaid, mailed not less than thirty (30) days nor more than sixty (60) days prior to the redemption date. Each such notice shall state: (i) the redemption date; (ii) the total number of shares of the Convertible Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the



place or places where certificates for such shares are to be surrendered for conversion or payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the conversion rights of the shares to be redeemed, the period within which conversion rights may be exercised, and the conversion price and number of shares of Common Stock issuable upon conversion of a share of Convertible Preferred Stock at the time. Upon surrender of the certificate for any shares so called for redemption and not previously converted (properly endorsed or assigned for transfer, if the Corporation's board of directors shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the date fixed for redemption and at the redemption price set forth in paragraph (A) of this Section 6.

(C) In the event of a change in the federal tax law of the United States of America which has the effect of precluding the Corporation from claiming any of the tax deductions for dividends paid on the Convertible Preferred Stock when such dividends are used as provided under Section 404(k)(2) of the Internal Revenue Code, as in effect on the date shares of Convertible Preferred Stock are initially issued, or if the Plan is determined by the Internal Revenue Service not to be initially qualified within the meaning of Sections 401(a) and 4975(e)(7) of the Internal Revenue Code, the Corporation may, in its sole discretion, and notwithstanding anything to the contrary in paragraph (A) of this Section 6, within 60 days of such event, elect to redeem any or all of such shares for the greater of (A) the fair market value of the shares of Convertible Preferred Stock to be so redeemed or (B) the amount payable in respect of the shares upon liquidation of the Corporation pursuant to Section 4 hereof.

(D) In the event that the Plan is terminated in accordance with its terms, and notwithstanding anything to the contrary in paragraph (A) of this Section 6, the Corporation shall, as soon thereafter as practicable, call for redemption all then outstanding shares of Convertible Preferred Stock for an amount equal to the greater of the fair market value or the redemption price, as calculated pursuant to Section 6(A). The Corporation shall give 30 business days' notice to all record holders of Convertible Preferred Stock prior to any such termination, provided, however, that the failure to give any such notice shall not affect the validity of such corporate action.

(E) The Corporation, at its option, may make payment of the redemption price required upon redemption of shares of Convertible Preferred Stock in cash or in shares of Common Stock or in a combination of such shares and cash, any such shares of Common Stock to be valued for such purposes at their fair market value (as defined in paragraph (G) of Section 9 hereof).

Section 7. *Other Redemption Rights.*

Shares of Convertible Preferred Stock shall be redeemed by the Corporation for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares and cash, any such shares of Common Stock to be valued for such purpose as provided by paragraph (E) of Section 6, at the redemption price as set forth in the following sentence, at the option of the holder at any time and from time to time upon notice to the Corporation given not less than five (5) business days prior to the date fixed by the holder in such notice for such redemption, upon certification by such holder to the Corporation of the following events: (i) when and to the extent necessary for such holder to provide for distributions required to be made to participants under, or to satisfy an investment election provided to participants in accordance with, the Plan, or any successor plan; (ii) when and to the extent necessary for such holder to make any payments of principal, interest or premium due and payable (whether as scheduled or upon acceleration) under (a) the Loan Agreement between the Trustee and the lenders, (b) any refinancing of or substitution for the foregoing; or (c) any other indebtedness incurred by the holder for the benefit of the Plan; or (iii) in the event that the Plan is not initially determined by the Internal Revenue Service to be qualified within the meaning of Sections 401(a) and 4975(e)(7) of the Internal Revenue Code. The redemption price for shares of Convertible Preferred Stock to be redeemed under this Section 7 shall be equal to: (I) in the case of clause (i) next above, the fair market value of the shares of Convertible Preferred Stock to be so redeemed; (II) in the case of clause (ii) next above, the greater of (A) the fair market value of the shares of Convertible Preferred Stock to be so redeemed or (B) the redemption price set forth in paragraph (A) of Section 6 hereof; or (III) in the case of clause (iii) next above, the greater of (A) the fair market value of the shares of Convertible Preferred Stock to be so redeemed or (B) the amount payable in respect of the shares upon liquidation of the Corporation pursuant to Section 4 hereof.

 

Section 8. ~~Consolidation, Merger, etc.~~

~~(A) In the event that the Corporation shall consummate any consolidation or merger or similar business combination, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified or converted solely into stock that constitutes "employer securities" with respect to a holder of Convertible Preferred Stock within the meaning of Section 409(1) of the Internal Revenue Code, and "qualifying employer securities" within the meaning of Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended, or any successor provisions of law ("Qualifying Securities"), and, if applicable, for a cash payment in lieu of fractional shares, if any, the shares of Convertible Preferred Stock of such holder shall, in connection with such consolidation, merger or similar business combination, be converted into and exchanged for preferred stock of the issuer of such Qualifying Securities, having in respect of such issuer, insofar as possible, the same powers, preferences and relative, participating, optional or other special rights (including the redemption rights provided by Sections 6, 7 and 8 hereof), and the qualifications, limitations or restrictions thereon, that the Convertible Preferred Stock had immediately prior to such transaction, except that after such transaction each share of the Convertible Preferred Stock shall be convertible, otherwise on the terms and conditions provided by Section 5 hereof, into the number and kind of Qualifying Securities so receivable by a holder of the number of shares of Common Stock into which such shares of Convertible Preferred Stock could have been converted immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, which election cannot practicably be made by the holders of the Convertible Preferred Stock, then the shares of Convertible Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in kind) receivable by a holder of the number of shares of Common Stock into which such shares of Convertible Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election to receive any kind or amount of stock, securities, cash or other property (other than such Qualifying Securities and a cash payment, if applicable, in lieu of fractional shares) receivable upon such transaction (provided that, if the kind or amount of Qualifying Securities receivable upon such transaction is not the same for each non-electing share, then the kind and amount so receivable upon such transaction for each non-electing share shall be the kind and amount so receivable per share by the plurality of the non-electing shares). The rights of the Convertible Preferred Stock as preferred stock of such issuer of Qualifying Securities shall successively be subject to adjustments pursuant to Section 9 hereof after any such transaction as nearly equivalent as practicable to the adjustment provided for by such section prior to such transaction. The Corporation shall not consummate any such merger, consolidation or similar transaction unless the issuer of Qualifying Securities shall have agreed to recognize and honor the rights of the holders of shares of Convertible Preferred Stock as set forth in this paragraph (A).~~

~~(B) In the event that the Corporation shall consummate any consolidation or merger or similar business combination, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged for or changed, reclassified or converted into other stock or securities or cash or any other property, or any combination thereof, other than any such consideration which is constituted solely of Qualifying Securities (as referred to in paragraph (A) of this Section 8) and cash payments, if applicable, in lieu of fractional shares, outstanding shares of Convertible Preferred Stock shall, without any action on the part of the Corporation or any holder thereof (but subject to paragraph (C) of this Section 8), be deemed to have been automatically converted immediately prior to the consummation of such merger, consolidation or similar transaction into the number of shares of Common Stock into which such shares of Convertible Preferred Stock could have been converted at such time so that each share of Convertible Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in like kind) receivable by a holder of the number of shares of Common Stock into which such shares of Convertible Preferred Stock could have been converted immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, which election cannot practicably be made by the holders of the Convertible Preferred Stock, then the shares of Convertible Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in kind) receivable by a holder of the number of shares of Common Stock into which such shares of Convertible Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election as to the kind or amount of stock, securities, cash or other property receivable upon such transaction (provided that, if the kind or amount of stock, securities, cash or other property receivable upon such transaction is not the same for each non-electing share, then the kind and amount of stock, securities, cash or other property receivable upon such transaction for each non-electing share shall be the kind and amount so receivable per share by a plurality of the non-electing shares).~~



(C) In the event the Corporation shall enter into any agreement providing for any consolidation or merger or similar business combination described in paragraph (B) of this Section 8, then the Corporation shall as soon as practicable thereafter (and in any event at least 10 business days before the closing of such transaction) give notice of such agreement and the material terms thereof to each holder of Convertible Preferred Stock and each such holder shall have the right to elect, by written notice to the Corporation, to receive, upon consummation of such transaction (if and when such transaction is consummated), from the Corporation or the successor of the Corporation, in redemption and retirement of such Convertible Preferred Stock, a cash payment equal to the higher of the redemption price as determined in accordance with paragraph 6(A) or the fair market value of shares of Convertible Preferred Stock. No such notice of redemption shall be effective unless given to the Corporation prior to the close of business on the second business day prior to the closing of such transaction, unless the Corporation or its successor shall waive such prior notice, but any notice of redemption so given prior to such time may be withdrawn by notice of withdrawal given to the Corporation prior to the close of business on the second business day prior to the closing of such transaction.

Section 9. *Anti-dilution Adjustments*.

(A) In the event the Corporation shall, at any time or from time to time while any of the shares of the Convertible Preferred Stock are outstanding, (i) pay a dividend or make a distribution in respect of the Common Stock in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, in each case whether by reclassification of shares, recapitalization of the Corporation (including a recapitalization effected by a merger or consolidation to which Section B hereof does not apply) or otherwise, the conversion price in effect immediately prior to such action shall be adjusted by multiplying such conversion price by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately before such event, and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this paragraph 9(A) shall be given effect, upon payment of such a dividend or distribution, as of the record date for the determination of shareholders entitled to receive such dividend or distribution (on a retroactive basis) and in the case of a subdivision or combination shall become effective immediately as of the effective date thereof.

(B) In the event that the Corporation shall, at any time or from time to time while any of the shares of Convertible Preferred Stock are outstanding, issue to holders of shares of Common Stock as a dividend or distribution, including by way of a reclassification of shares or a recapitalization of the Corporation, any right or warrant to purchase shares of Common Stock (but not including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock) at a purchase price per share less than the fair market value (as hereinafter defined) of a share of Common Stock on the date of issuance of such right or warrant, then, subject to the provisions of paragraphs (E) and (F) of this Section 9, the conversion price shall be adjusted by multiplying such conversion price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the number of shares of Common Stock which could be purchased at the fair market value of a share of Common Stock at the time of such issuance for the maximum aggregate consideration payable upon exercise in full of all such rights or warrants, and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the maximum number of shares of Common Stock that could be acquired upon exercise in full of all such rights and warrants.

(C) In the event the Corporation shall, at any time or from time to time while any of the shares of Convertible Preferred Stock are outstanding, issue, sell or exchange shares of Common Stock (other than pursuant to (i) any right or warrant to purchase or acquire shares of Common Stock for which adjustment has been made pursuant to paragraph (B) of this Section 9 (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock) and (ii) any employee or director incentive or benefit plan or arrangement, including any employment, severance or consulting agreement, of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted) for a consideration having a fair market value, on the date of such issuance, sale or exchange, less than the fair market value of such shares on the date of issuance, sale or exchange, then, subject to the provisions of paragraphs (E) and (F) of this Section 9, the conversion price shall be adjusted by multiplying such conversion price by a fraction, the numerator of which shall be the sum of (i) the fair market value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale or exchange plus (ii) the fair market value of the consideration received by the Corporation in respect of such issuance, sale or exchange of shares of Common Stock, and the denominator of which shall be the product of (a) the fair market value of a share of Common Stock on the day immediately preceding the first public announcement of such issuance, sale or exchange multiplied by (b) the sum of the

number of shares of Common Stock outstanding on such day plus the number of shares of Common Stock so issued, sold or exchanged by the Corporation. In the event the Corporation shall, at any time or from time to time while any shares of Convertible Preferred Stock are outstanding, issue, sell or exchange any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock), other than any such issuance to holders of shares of Common Stock as a dividend or distribution (including by way of a reclassification of shares or a recapitalization of the Corporation) and other than pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted, for a consideration having a fair market value, on the date of such issuance, sale or exchange, less than the non-dilutive amount (as hereinafter defined), then, subject to the provisions of paragraphs (E) and (F) of this Section 9, the conversion price shall be adjusted by multiplying such conversion price by a fraction the numerator of which shall be the sum of (I) the fair market value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale or exchange plus (II) the fair market value of the consideration received by the Corporation in respect of such issuance, sale or exchange of such right or warrant plus (III) the fair market value at the time of such issuance of the consideration which the Corporation would receive upon exercise in full of all such rights or warrants, and the denominator of which shall be the product of (i) the fair market value of a share of Common Stock on the day immediately preceding the first public announcement of such issuance, sale or exchange multiplied by (ii) the sum of the number of shares of Common Stock outstanding on such day plus the maximum number of shares of Common Stock which could be acquired pursuant to such right or warrant at the time of the issuance, sale or exchange of such right or warrant (assuming shares of Common Stock could be acquired pursuant to such right or warrant at such time).

(D) In the event the Corporation shall, at any time or from time to time while any of the shares of Convertible Preferred Stock are outstanding, make an extraordinary distribution (as hereinafter defined) in respect of the Common Stock, whether by dividend, distribution, reclassification of shares or recapitalization of the Corporation (including a recapitalization or reclassification effected by a merger or consolidation to which Section 8 hereof does not apply) or effect a pro rata repurchase (as hereinafter defined) of Common Stock, the conversion price in effect immediately prior to such extraordinary distribution or pro rata repurchase shall, subject to paragraphs (E) and (F) of this Section 9, be adjusted by multiplying such conversion price by the fraction the numerator of which is (i) the fair market value of all the shares of Common Stock outstanding on the day before the ex-dividend date with respect to an extraordinary distribution which is paid in cash and on the distribution date with respect to an extraordinary distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a pro rata repurchase, or on the date of purchase with respect to any pro rata repurchase which is not a tender offer, as the case may be, minus (ii) the fair market value of the extraordinary distribution or the aggregate purchase price of the pro rata repurchase, as the case may be, and the denominator of which shall be the product of (a) the number of shares of Common Stock outstanding immediately before such extraordinary distribution or pro rata repurchase minus, in the case of a pro rata repurchase, the number of shares of Common Stock repurchased by the Corporation multiplied by (b) the fair market value of a share of Common Stock on the day before the ex-dividend date with respect to an extraordinary distribution which is paid in cash and on the distribution date with respect to an extraordinary distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a pro rata repurchase or on the date of purchase with respect to any pro rata repurchase which is not a tender offer, as the case may be. The Corporation shall send each holder of Convertible Preferred Stock (i) notice of its intent to make any dividend or distribution and (ii) notice of any offer by the Corporation to make a pro rata repurchase, in each case at the same time as, or as soon as practicable after, such offer is first communicated (including by announcement of a record date in accordance with the rules of any stock exchange on which the Common Stock is listed or admitted to trading) to holders of Common Stock. Such notice shall indicate the intended record date and the amount and nature of such dividend or distribution, or the number of shares subject to such offer for a pro rata repurchase and the purchase price payable by the Corporation pursuant to such offer, as well as the conversion price and the number of shares of Common Stock into which a share of Convertible Preferred Stock may be converted at such time.

(E) Notwithstanding any other provisions of this Section 9, the Corporation shall not be required to make any adjustment to the conversion price unless such adjustment would require an increase or decrease of at least one percent (1%) in the conversion price. Any lesser adjustment shall be carried forward and shall be made no later than the time of, and together with, the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least one percent (1%) in the conversion price.

(F) If the Corporation shall make any dividend or distribution on the Common Stock or issue any Common Stock, other capital stock or other security of the Corporation or any rights or warrants to purchase or acquire any such security, which transaction does not result in an adjustment to the conversion price pursuant to the foregoing provisions of this Section 9, the Corporation's board of directors shall consider whether such action is of such a nature that an adjustment to the conversion price should equitably be made in respect of such transaction. If in such case the Corporation's board of directors determines that an adjustment to the conversion price should be made, an adjustment shall be made effective as of such date, as determined by the Corporation's board of directors (which adjustment shall in no event adversely affect the powers, preferences, or special rights of this Convertible Preferred Stock as set forth herein). The determination of the Corporation's board of directors as to whether an adjustment to the conversion price should be made pursuant to the foregoing provisions of this paragraph 9(F), and, if so, as to what adjustment should be made and when, shall be final and binding on the Corporation and all shareholders of the Corporation. The Corporation shall be entitled to make such additional adjustments in the conversion price, in addition to those required by the foregoing provisions of this Section 9, as shall be necessary in order that any dividend or distribution in shares of capital stock of the Corporation, subdivision, reclassification or combination of shares of stock of the Corporation or any recapitalization of the Corporation shall not be taxable to the holders of the Common Stock.

(G) For purposes of this description of the Convertible Preferred Stock, the following definitions shall apply:

"business day" shall mean each day that is not a Saturday, Sunday or a day on which state or federally chartered banking institutions in Chicago, Illinois or New York, New York are not required to be open.

"current market price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Corporation or any other issuer for any day shall mean the last reported sales price, regular way, or, in the event that no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange Composite Tape or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the NASDAQ National Market System or, if such security is not quoted on such National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by NASDAQ or, if bid and asked prices for such security on each such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any New York Stock Exchange member firm regularly making a market in such security selected for such purpose by the Corporation's board of directors or a committee thereof, in each case, on each trading day during the adjustment period. "adjustment period" shall mean the period of five (5) consecutive trading days preceding, and including, the date as of which the fair market value of a security is to be determined.

"extraordinary distribution" shall mean any dividend or other distribution to holders of Common Stock (effected while any of the shares of Convertible Preferred Stock are outstanding) (i) of cash, where the aggregate amount of such cash dividend or distribution together with the amount of all cash dividends and distributions made during the preceding period of 12 months, when combined with the aggregate amount of all pro rata repurchases (for this purpose, including only that portion of the aggregate purchase price of such "pro rata repurchase" (as hereinafter defined) which is in excess of the fair market value of the Common Stock repurchased as determined on the applicable expiration date (including all extensions thereof) of any tender offer or exchange offer which is a Pro Rata Repurchase, or the date of purchase with respect to any other pro rata repurchase which is not a tender offer or exchange offer made during such period), exceeds 12 1/2% of the aggregate fair market value of all shares of Common Stock outstanding on the day before the ex-dividend date with respect to such extraordinary distribution which is paid in cash and on the distribution date with respect to an extraordinary distribution which is paid other than in cash, and/or (ii) of any shares of the Corporation's capital stock (other than shares of Common Stock), other securities of the Corporation (other than the securities of the type referred to in paragraph (B) or (C) of this Section 9), evidences of indebtedness of the Corporation or any other person or any other property (including shares of any subsidiary of the Corporation) or any combination thereof. The fair market value of an extraordinary distribution for purposes of paragraph (D) of this Section 9 shall be equal to the sum of the fair market value of such extraordinary distribution plus the amount of any cash dividends which are not extraordinary distributions made during such 12-month period and not previously included in the calculation of an adjustment pursuant to paragraph (D) of this Section 9.

"fair market value" shall mean the amount of cash received or, as to shares of Common Stock or any other class of capital stock or securities of the Corporation or any other issuer which are publicly traded, the average of the current market prices of such shares or securities for each day of the adjustment period. The "fair market value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent commercial or investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Corporation's board of directors or a committee thereof, or, if no such commercial or investment banking or appraisal firm is in the good faith judgment of the board of directors or such committee available to make such determination, as determined in good faith by the Corporation's board of directors or such committee.

~~"non-dilutive amount" in respect of an issuance, sale or exchange by the Corporation of any right or warrant to purchase or acquire shares of Common Stock (including any security convertible into or exchangeable for shares of Common Stock) shall mean the remainder of (i) the product of the fair market value of a share of Common Stock on the day preceding the first public announcement of such issuance, sale or exchange multiplied by the maximum number of shares of Common Stock which could be acquired on such date upon the exercise in full of such rights and warrants (including upon the conversion or exchange of all such convertible or exchangeable securities), whether or not exercisable (or convertible or exchangeable) at such date, minus (ii) the aggregate amount payable pursuant to such right or warrant to purchase or acquire such maximum number of shares of Common Stock; provided, however, that in no event shall the non-dilutive amount be less than zero. For purposes of the foregoing sentence, in the case of a security convertible into or exchangeable for shares of Common Stock, the amount payable pursuant to a right or warrant to purchase or acquire shares of Common Stock shall be the fair market value of such security on the date of the issuance, sale or exchange of such security by the Corporation.~~

~~"pro rata repurchase" shall mean any purchase of shares of Common Stock by the Corporation or any subsidiary thereof, whether for cash, shares of capital stock of the Corporation, other securities of the Corporation, evidences of indebtedness of the Corporation or any other person or any other property (including shares of a subsidiary of the Corporation), or any combination thereof, effected while any of the shares of Convertible Preferred Stock are outstanding, pursuant to any tender offer or exchange offer subject to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision of law, or pursuant to any other offer available to substantially all holders of Common Stock; provided, however, that no purchase of shares by the Corporation, or any subsidiary thereof made in open market transactions shall be deemed a pro rata repurchase. For purposes of this paragraph 9(G), shares shall be deemed to have been purchased by the Corporation or any subsidiary thereof "in open market transactions" if they have been purchased substantially in accordance with the requirements of Rule l0b-18 as such rule is in effect under the Exchange Act on the date shares of Convertible Preferred Stock are initially issued by the Corporation, or on such other terms and conditions as the Corporation's board of directors or a committee thereof shall have determined are reasonably designed to prevent such purchases from having a material effect on the trading market for the Common Stock.~~

~~(H) Whenever an adjustment to the conversion price and the related voting rights of the Convertible Preferred Stock is required, the Corporation shall forthwith place on file with the transfer agent(s) for the Common Stock and for the Convertible Preferred Stock, if any, and with the Secretary of the Corporation, a statement signed by two officers of the Corporation stating the adjusted conversion price determined as provided herein, and the resulting conversion ratio, and the voting rights (as appropriately adjusted), of the Convertible Preferred Stock. Such statement shall set forth in reasonable detail such facts as shall be necessary to show the reason for and the manner of computing such adjustment, including any determination of fair market value involved in such computation. Promptly after each adjustment to the conversion price and the related voting rights of the Convertible Preferred Stock, the Corporation shall mail a notice thereof and of the then prevailing conversion rate to each holder of shares of the Convertible Preferred Stock.~~

~~**Section 10. *Ranking; Retirement of Shares.***~~

~~(A) The Convertible Preferred Stock shall rank senior to the Common Stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding up of the Corporation, and, unless otherwise provided in the articles of incorporation of the Corporation, as the same may be amended, the Convertible Preferred Stock shall rank pari passu with all future series of the Corporation's preferred stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up.~~

~~(B) Any shares of Convertible Preferred Stock acquired by the Corporation by reason of the conversion or redemption of such shares, or otherwise so acquired, shall be restored to the status of authorized but unissued shares of preferred stock, with no par value per share, of the Corporation, undesignated as to series, and may thereafter be reissued as part of a new or existing series of such preferred stock as permitted by law.~~

~~**Section 11. *Miscellaneous.***~~

~~(A) All notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) business days after the mailing thereof if sent by registered mail (unless first-class mail shall be specifically permitted for such notice elsewhere herein) with postage prepaid, addressed: (i) if to the Corporation, to its office at 700 Anderson Hill Road, Purchase, New York, 10577-1441 (Attention: Secretary), or to the transfer agent for the Convertible Preferred Stock, or other agent of the Corporation designated as permitted herein or (ii) if to any holder of the Convertible Preferred Stock or Common Stock, as the case may be, to such holder at the address~~

of such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Convertible Preferred Stock or Common Stock, as the case may be) or (iii) to such other address as the Corporation or any such holder, as the case may be, shall have designated by notice similarly given.

(B) The Corporation shall give 15 business days' notice to all record holders of Convertible Preferred Stock prior to the record date to be established with respect to any extraordinary event, setting forth the material provisions relating to such extraordinary event, provided, however, that the failure to give any such notice shall not affect the validity of any such corporate action.

"extraordinary event" as used herein means (i) any non-cash dividend payable with respect to the Common Stock, (ii); any cash dividend in an amount exceeding 10% of the conversion price on the date the dividend is declared, (iii) any recapitalization, reclassification, consolidation, merger or similar event as a result of which shares of Common Stock are converted into or exchanged for any other securities or property, (iv) any sale of all or substantially all of the assets of the Corporation, or (v) the adoption of any repurchase program under which the Corporation may purchase more than 15% of the Corporation's then outstanding Common Stock.

(C) The term "Common Stock" as used in this description of the Convertible Preferred Stock means the Corporation's Common Stock, par value one and two-thirds cents (12/3 cents) per share, or any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that, at any time as a result of an adjustment made pursuant to Section 9 hereof, the holder of any share of the Convertible Preferred Stock upon thereafter surrendering such shares for conversion, shall become entitled to receive any shares or other securities of the Corporation other than shares of Common Stock, the conversion price in respect of such other shares or securities so receivable upon conversion of shares of Convertible Preferred Stock shall thereafter be adjusted, and shall be subject to further adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in Section 9 hereof, and the provisions of Sections 1 through 8, 10 and 11 hereof with respect to the Common Stock shall apply on like or similar terms to any such other shares or securities.

(D) The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Convertible Preferred Stock or shares of Common Stock or other securities issued on account of Convertible Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Convertible Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Convertible Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(E) In the event that a holder of shares of Convertible Preferred Stock shall not by written notice designate the name in which shares of Common Stock to be issued upon conversion of such shares should be registered or to whom payment upon redemption of shares of Convertible Preferred Stock should be made or the address to which the certificate or certificates representing such shares, or such payment, should be sent, the Corporation shall be entitled to register such shares, and make such payment, in the name of the holder of such Convertible Preferred Stock as shown on the records of the Corporation and to send the certificate or certificates representing such shares, or such payment, to the address of such holder shown on the records of the Corporation.

(F) Unless otherwise provided in the Corporation's articles of incorporation, as the same may be amended, all payments in the form of dividends, distributions on voluntary or involuntary dissolution, liquidation or winding up or otherwise made upon the shares of Convertible Preferred Stock and any other stock ranking on a parity with the Convertible Preferred Stock with respect to such dividend or distribution shall be pro rata, so that amounts paid per share on the Convertible Preferred Stock and such other stock shall in all cases bear to each other the same ratio that the required dividends, distributions or payments, as the case may be, then payable per share on the shares of the Convertible Preferred Stock and such other stock bear to each other.

(G) The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Convertible Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Corporation shall send notice thereof by first-class mail, postage prepaid, to each holder of record of Convertible Preferred Stock.

(H) Unless otherwise indicated, references in this Exhibit A to Sections or paragraphs are references to a Section or paragraph of this Exhibit A.

PepsiCo's portfolio includes **22** brands that each generated
$1 billion or more in estimated annual retail sales in **2018**


























